Johnson & Johnson


10010919

ANNUAL REPORT 2009

In one of our most challenging years, the people of Johnson & Johnson delivered results that were as impressive as any we have ever achieved.

We are stronger today than a year ago, with outstanding new products, robust pipelines and talented people—people who remain inspired and united by a common purpose . . . caring for others.

ON THE COVER The people of Johnson & Johnson remain true to who we are, motivated by finding innovations that touch lives. For example, a simple blood test that captures, identifies and counts circulating tumor cells in patients with certain types of metastatic cancer can, along with other tests, support physicians in making more informed patient care decisions. For Jesica Harrington, shown here with her family, even this little bit of information about her own fight offered hope. Read her story on page 10.

To Our Shareholders



WILLIAM C. WELDON
Chairman, Board of Directors, and
Chief Executive Officer

As I reflect on the year that just passed, and the decades since the founding of Johnson & Johnson in 1886, I can say without hesitation that the year 2009 was one of the most challenging in our history. Faced with significant patent expirations worth nearly $3 billion in sales, the most severe global economic downturn many of us have ever experienced and increased competition across our markets, our people delivered results that were as impressive as any we have ever achieved. Fundamental beliefs embedded in Our Credo guided their decisions and actions.

We delivered on our financial commitments, continued to pursue long-term growth opportunities, and emerged stronger and well-positioned for sustainable growth.

Through all this, the people of Johnson & Johnson remained inspired and united by a common purpose: caring for others. More than ever, we know that caring for the health and well-being of people is not only an outstanding business but a mission that truly touches lives.

2009 RESULTS When 2009 began, we set expectations for financial results anticipating the business and economic challenges, including a forecast of our first reported sales decline in 76 years. Thanks to the diligence of our people and disciplined management focus, 2009 results were at or above most expectations.

Worldwide sales were $61.9 billion, a decrease of 2.9 percent from 2008. Operational results declined 0.3 percent, and the negative impact of currency was 2.6 percent. Adjusted earnings were $12.9 billion[1], and adjusted earnings per share increased 1.8 percent[1]. We also generated free cash flow of approximately $14.2 billion[2]. Achieving these results in a year when operational sales were essentially flat reflects outstanding efforts by our leadership teams to manage their businesses and contain costs.

During 2009, Johnson & Johnson delivered a total shareholder return of 11.3 percent. This was a strong performance, although a lower rate of return for one year than some of our comparative indices. Over two and three years, we outperformed the Dow Jones Industrial Average, the Standard & Poor's 500 and other drug and health care indices. This reflects solid performance during the recent market downturn, when we retained more relative value than these indices. Over the longer term, Johnson & Johnson continued to outperform most stock indices in total shareholder returns.

2009 HIGHLIGHTS While managing short-term challenges, we took important steps for sustainable growth and an expanded leadership position in health care.

- We strengthened core businesses and invested in the launches of a number of recently approved innovative products. R&D investments from the last several years are coming to fruition in exciting and meaningful ways, and in 2009 we invested another $7 billion in R&D.


NET SALES
(in billions of dollars)
$50.5
$53.3
$61.1
$63.7
$61.9
2005
2006
2007
2008
2009


DILUTED EARNINGS PER SHARE
(in dollars)
$3.35
$3.73
$3.63
$4.57
$4.40
2005
2006
2007
2008
2009


DIVIDENDS PAID PER SHARE
(in dollars)
$1.275
$1.455
$1.620
$1.795
$1.930
2005
2006
2007
2008
2009

- In addition to advancing pipelines through internal development, we continued to acquire, invest in and collaborate with other companies to generate new platforms for growth. Since the beginning of 2008, we have made eight major acquisitions and invested in several strategic transactions. Recent highlights include the acquisitions of Cougar Biotechnology, Inc. for oncology, and a key compound from Elan Corporation, plc for Alzheimer's disease. We formed strategic alliances with Crucell NV for vaccines and Gilead Sciences, Inc. for HIV therapies. In 2010, we acquired Acclarent, Inc. for minimally invasive sinus surgery.
- We also continued to expand our global presence, including building operations and expanding our reach in the BRIC countries—Brazil, Russia, India and China—and other fast-growing developing markets.
- And we continued to play a role in helping to shape health care policy around the world, given our broad perspective on the sector.

The future of health care is promising and exciting. It is not, however, without ongoing challenges that must be addressed. Development costs are increasing. Changes in patient and consumer behaviors, as well as constrained health care budgets, are lingering effects from the economic downturn.

As we assessed this evolving global environment in 2009, we concluded that restructuring our organization was needed to ensure sustainable growth. This included the necessary plan to eliminate approximately 7,500 positions, by far the most difficult decision of the past year. However, our actions will increase efficiency and make additional resources available for investment in long-term growth platforms and new product launches. We began implementing these restructuring plans shortly after our announcement in November 2009 and are continuing in accordance with the required consultation procedures in each market.

MOVING AHEAD Every difficult period brings with it a corresponding opportunity for growth. Despite a challenging year, we are stronger today than we were a year ago. We have outstanding new products, robust pipelines and talented people working in a streamlined organization with more resources for growth.

In addition to our strengths, we see favorable trends in the health care market:

- The global health care market is expected to grow almost 5 percent per year over the next five years. With our broad base of businesses, we participate in about one-third of this overall market. And we are focused on some of the fastest growing segments in health care. In fact, many segments where we compete are growing as fast as, or faster than, the overall market.
- Many nations, such as China, India and Brazil, are increasing access to care for their citizens. While progress is still under way, there are sizable growth opportunities for companies like Johnson & Johnson that are deeply immersed in these markets and the health care needs of their people.
- And finally, our expertise and business strategies are aligning with many evolving trends in health care—including personalized medicine, comparative effectiveness, wellness and prevention, companion diagnostics and biomarkers—many of which you will read about in the following pages.

Of course, we must meet additional challenges ahead. The effects of the economic downturn, such as high unemployment rates and decreased access to health care, shrinking hospital budgets and avoidance of out-of-pocket costs for discretionary health care purchases, present hurdles for our industry. These, coupled with the rising costs of regulatory requirements—such as larger and more costly clinical trials—create a dynamic health care environment that requires disciplined action for success.

I believe that the brightest and most innovative health care companies—with dedicated, focused people who care about the business of caring—will thrive in this evolving and still-changing environment. Johnson & Johnson is one of these companies.

GROWTH PRIORITIES Johnson & Johnson has tremendous assets for growth: our people, products, pipeline and global presence. At the foundation is Our Credo, a common set of values unifying our approximately 115,500 people around the world, and an operating model that has served us well for decades. Our unwavering operating model includes a commitment to being broadly based in health care, a decentralized management approach that keeps our people close to customers, managing for the long term and a focus on people and values. Our businesses rely on Our Credo and our operating model to provide a consistent framework for decision-making while leaving specific strategies to local business or franchise leaders, who are closest to the customer.

Within our strategic framework we galvanize our organization around high-level business priorities that reflect the changing global environment. These provide leaders with a common set of growth priorities. For 2010, these include:

- **Innovative Products:** Our growth has always been based on scientific innovations that serve unmet patient and customer needs in a meaningful way. This has created market leadership positions in many of our businesses. We will stay focused on bringing forth innovative, accessible and effective products—and entirely new business models—that address the most prevalent health care needs.
- **Robust Pipelines:** Johnson & Johnson has one of the most robust product pipelines in our history. The multitude of opportunities necessitate that we target, invest in and manage its development. A mix of internal and external sources will sustain a flow of new products that provide a competitive advantage. We fully expect the new products coming from today's pipeline to accelerate the proportion of our sales driven by newer products.
- **Global Presence:** As a global health care leader, we must continue to expand our presence and execute strategies in an appropriate way for diverse markets and customers. Our approach will be strategic, effective and cost-efficient to address local needs. This may mean relating to customers in new ways, tailoring product innovation to market needs or building health care capacity. For Johnson & Johnson, this also means a special focus on high-growth emerging markets such as the BRIC countries.
- **Talented People:** The hallmark of Johnson & Johnson is our talented people. They are passionate about winning in the marketplace and making a difference in people's lives. I believe we have some of the best talent in the health care industry.

Our ability to develop, challenge, motivate and reward a diverse workforce is our cornerstone for sustained growth.

The people in our Medical Devices and Diagnostics, Pharmaceuticals and Consumer segments have consistently delivered against plans for growth. These segments are each market leaders, with No. 1 or No. 2 positions in many of their businesses. In fact, 70 percent of sales are from products with leading market share positions, with approximately one-fourth of sales last year coming from new products introduced in the past five years.

MEDICAL DEVICES AND DIAGNOSTICS The Medical Devices and Diagnostics (MD&D) franchises comprise the world's largest medical technology business, with 2009 sales of $23.6 billion, an increase of 4.2 percent operationally. Four of the seven franchises had solid sales gains during the past year. Tougher competition for drug-eluting stents and tighter out-of-pocket spending on products like contact lenses and diabetes test strips pressured sales in our Cordis Corporation, Diabetes and Vision Care franchises.

Growth products spanned a range of treatment categories, including wound care products and biosurgicals from Ethicon, Inc.; energy technology and the REALIZE® Adjustable Gastric Band-C from Ethicon Endo-Surgery, Inc.; artificial joints, spine and sports medicine products from DePuy, Inc.; and new products from Ortho-Clinical Diagnostics, Inc.

Several products introduced new standards of care for the medical devices industry. CARTO® 3, from Biosense Webster, Inc., gives physicians a detailed three-dimensional view of the heart so they can treat cardiac arrhythmias, including atrial fibrillation.

The SURGIFLO® Hemostatic Matrix Kit, our advanced flowable hemostat for use in a broad range of surgical procedures, is the first product launch from the acquisition of Omrix Biopharmaceuticals, Inc. and an example of technology resulting from the combination of our medical device and biologics expertise.

Our Vision Care franchise continued the global rollout of 1-Day ACUVUE® TruEye™, the world's first daily disposable silicone hydrogel contact lens and an exciting breakthrough in contact lens technology. We anticipate introduction in the U.S. in 2010.

MD&D also strengthened its portfolio through several recent strategic acquisitions. These included Acclarent, Inc. in the ear, nose and throat surgical space; Finsbury Orthopaedics, Ltd. in hip implants; and Gloster Europe, a developer of innovative area-decontamination technologies to help prevent health care-acquired infections, a growing global concern.

The pipeline is strong with promising new products such as SEDASYS® System, the first computer-assisted personalized sedation system, and the PINNACLE® CoMplete™ Acetabular Hip System, the first ceramic-on-metal hip replacement. Both products received favorable recommendations from U.S. Food and Drug Administration (FDA) Advisory Committees in 2009.

In addition to new product introductions and robust pipelines, MD&D continually expanded its global reach, particularly in emerging markets, with research and development centers, professional training centers and manufacturing facilities.

PHARMACEUTICALS Our Pharmaceuticals segment, with sales of $22.5 billion, represents the world's seventh largest pharmaceutical business and fourth largest biotech business. The segment

STRATEGIC FRAMEWORK

OUR CREDO

OPERATING MODEL


BROADLY BASED IN HUMAN HEALTH
MANAGED FOR THE LONG TERM
DECENTRALIZED APPROACH
PEOPLE AND VALUES

BUSINESS PRIORITIES


INNOVATIVE PRODUCTS
ROBUST PIPELINES
GLOBAL PRESENCE
TALENTED PEOPLE

Strategic Framework for Sustainable Growth

The source of our enduring strength is a fundamental commitment to Our Credo and an operating model that has served us well for decades. High-level business priorities reflect the changing global environment and provide leaders with a common set of growth priorities. Our strategic framework has delivered enduring performance and, we believe, will continue to provide long-term value for our shareholders.

Medical Devices and Diagnostics Segment Sales


Sales by Major Franchise (in billions of dollars)
2009 Sales: $23.6 billion
Sales Change
Total: 1.9%
Operational*: 4.2%
ETHICON ENDO-SURGERY®
$4.5
4.8%
ORTHO-CLINICAL DIAGNOSTICS®
$2.0
6.6%
VISION CARE
$2.5
0.2%
CORDIS®
$2.7
(10.3%)
DEPUY®
$5.4
4.6%
DIABETES CARE
$2.4
(3.7%)
ETHICON®
$4.1
7.3%

Pharmaceutical Segment Sales


Sales by Major Product (in billions of dollars)
2009 Sales: $22.5 billion
Sales Change
Total: (8.3%)
Operational*: (6.1%)
ACIPHEX®/PARIET®
$1.1
(5.4%)
CONCERTA®
$1.3
6.3%
DURAGESIC®
$0.9
(14.3%)
LEVAQUIN®/ FLOXIN®
$1.6
(2.6%)
PROCRIT®/ EPREX®
$2.2
(8.7%)
REMICADE®
$4.3
14.8%
RISPERDAL®
$0.9
(57.7%)
RISPERDAL® CONSTA®
$1.4
8.9%
TOPAMAX®
$1.2
(57.9%)
OTHER
$7.6
6.6%

Consumer Segment Sales


Sales by Major Franchise (in billions of dollars)
2009 Sales: $15.8 billion
Sales Change
Total: (1.6%)
Operational*: 2.0%
WOMEN'S HEALTH
$1.9
(0.8%)
WOUND CARE/ OTHER
$1.1
9.4%
SKIN CARE
$3.5
2.5%
BABY CARE
$2.1
(4.5%)
ORAL CARE
$1.6
(3.4%)
OTC PHARMACEUTICALS & NUTRITIONALS
$5.6
(4.5%)

*Operational excludes the impact of currency

experienced an operational sales decline of 6.1 percent in 2009, reflecting the loss of nearly $3 billion in sales due to losing market exclusivity for RISPERDAL® (risperidone) and TOPAMAX® (topiramate). Excluding the impact of generic competition, pharmaceutical sales increased by approximately 7 percent operationally.

This growth was driven by larger products, including REMICADE® (infliximab), for the treatment of a number of immune-mediated inflammatory diseases; CONCERTA® (methylphenidate HCl) Extended-release Tablets in attention deficit hyperactivity disorder (ADHD); and RISPERDAL® CONSTA® (risperidone) Long-Acting Injection, an atypical antipsychotic administered every two weeks for the treatment of schizophrenia or the maintenance of bipolar 1 disorder. Promising newer products continued their positive growth trajectory, such as PREZISTA® (darunavir) in HIV; VELCADE® (bortezomib), for multiple myeloma, developed in partnership with Millennium: The Takeda Oncology Company (we have rights outside the U.S.); INVEGA® (paliperidone), a once-daily atypical antipsychotic for the treatment of schizophrenia or acute schizoaffective disorder; and INTELENCE™ (etravirine), for HIV combination therapy.

Our pharmaceutical pipeline is one of the most robust in our history. We launched five newly approved drugs in 2009: SIMPONI™ (golimumab) and STELARA™ (ustekinumab) in immunology; NUCYNTA® (tapentadol) Immediate Release Tablets for pain relief and INVEGA® SUSTENNA™ (paliperidone palmitate) for the treatment of schizophrenia; and PRILIGY™ (dapoxetine) in select countries across the world in sexual health. In addition, we continue to expand our core products with new indications, a practice we have done well historically. For example, REMICADE® now has 15 FDA-approved indications across a broad spectrum of immune system disorders.

Our future pipeline is promising. An important product in registration is rivaroxaban, which we are co-developing with Bayer HealthCare AG. Rivaroxaban is a novel oral anticoagulant that may prevent a host of thrombotic conditions, including venous thromboembolism and stroke in atrial fibrillation. It is being evaluated in five different indications. And we have important compounds in Phase III clinical trials, including treatments for diabetes, prostate cancer and Alzheimer's disease.

Building on our already strong pipeline, we engaged in acquisitions and innovative agreements and collaborations with companies that offer potentially significant advances in patient care. These include a potential first-in-class treatment for slowing the progression of Alzheimer's disease (Elan Corporation, plc); a potential universal monoclonal antibody product for the treatment and prevention of influenza (Crucell NV); an HIV therapy with a single combination pill (Gilead Sciences, Inc.); and a potential breakthrough in prostate cancer (Cougar Biotechnology, Inc.).

While strengthening its pipeline, our Pharmaceuticals business expanded geographically, with a focus on emerging markets. We have been expanding our sales reach in China; maintaining a strong manufacturing footprint in China, Mexico and Brazil; and developing our R&D presence in emerging markets like India and China by establishing an R&D operation in Mumbai, an R&D headquarters in Shanghai and a collaboration with Tianjin Medical University Cancer Hospital on biomarker research.

CONSUMER Our Consumer business continues to distinguish itself with science-based innovation, proprietary technologies and recommendations by health care professionals. We are the premier consumer health care business. Over a billion people around the world count on our consumer products for themselves and their families.

In 2009, Consumer sales were $15.8 billion, growing 2 percent operationally despite a soft economy. Operational sales increased in the Skin Care, Women's Health, Oral Care and Wound Care franchises, with growth in several product lines, including NEUTROGENA®, AVEENO®, LISTERINE® and SPLENDA®. Innovation in iconic brands is a cornerstone of our Consumer business. In 2009 we launched LISTERINE® TOTAL CARE in the U.S. and AVEENO® NOURISH+ Hair Care, among others.

We also developed new ways of doing business. Noteworthy developments include the opening of the first NEUTROGENA® store, in Mumbai, India; the expansion of skin iD™, an online personalized acne solution sold directly to consumers; and the selling of products on home shopping channels.

More than half of Consumer sales come from markets outside the United States. Deep consumer insights into local markets and relevant product introductions drive global expansion, particularly in developing markets. Recent acquisitions continue to fuel global growth, such as the thriving DABAO® brand in China, Vania Expansion SNC in Europe and LE PETIT MARSEILLAIS®, expanding beyond its French heritage into new markets.

Our enduring business model, the strength of our current products, pipelines that have never been more robust, a strong balance sheet and a growing global presence provide the critical ingredients for sustained leadership.

THE CHANGING U.S. HEALTH CARE LANDSCAPE The health care landscape has changed at an unprecedented pace over the past few years and will continue to evolve.

As the health care debate unfolds in the United States and other markets, Johnson & Johnson supports reform that expands access to care, improves the long-term sustainability of the U.S. health care system and builds on the best aspects, including incentives for medical progress. We believe that appropriate reforms can both improve patient care and create growth opportunities for health care companies.

Johnson & Johnson is well-positioned for a changing landscape. We remain focused on adding value to the health care system, developing programs that promote wellness and creating better solutions for chronic care. We remain true to who we are, motivated by the goal of providing meaningful innovations that benefit society.

A CITIZEN OF THE WORLD We care in ways that can change the world. Beyond our medical breakthroughs, we are committed to the people and causes that need our support. We work with hundreds of partners worldwide to make life-changing and sustainable differences in health care. When natural disasters strike, such as the earthquake in Haiti, we work with our partners to provide cash as well as products from across our businesses.

Our philanthropic efforts globally focus on saving and improving the lives of women and children, building health care capacity and preventing diseases. At Johnson & Johnson companies worldwide, our people make a difference in their local communities. Putting others first reminds us that Johnson & Johnson people can transcend whatever challenges come our way.

As world citizens, we continually make strides to enhance the sustainability of our facilities and packaging. This year, our annual report is more environmentally friendly. We have adopted 100 percent post-consumer recycled paper for the inside pages, reduced the number of printed pages and developed an online version, accessible at www.investor.jnj.com/2009annualreport. We invite you to join our sustainability efforts by electing to receive next year's annual report and shareholder materials electronically. A tear-off card at the end of this report provides easy-to-follow instructions.

OUR COMMITMENT TO YOU To you, our shareholders, I commit that Johnson & Johnson will be a leader in health care. We have led many firsts for the health care industry: the first antiseptic bandages, the first soft disposable contact lenses and the first coronary stent, among others. And we will continue this leadership tradition well into the future. We are a company that is deeply committed to what we do and to the people we serve.

Our enduring business model, the strength of our current products, pipelines that have never been more robust, a strong balance sheet and a growing global presence provide the critical ingredients for sustained leadership. Most important, the people of Johnson & Johnson carry on the Company's legacy with an inspiration of caring that passes from generation to generation of employees.

For all these reasons, I remain confident that Johnson & Johnson will lead in health care, drive important innovations for customers and patients, and achieve long-term, superior rates of return for you, our loyal shareholders.



William C. Weldon
Chairman, Board of Directors, and Chief Executive Officer

March 17, 2010

(1) Excludes purchased in-process research and development and other special items.
(2) Free cash flow is defined as operating cash flow less capital spending.
See Reconciliation of Non-GAAP Financial Measures, page 68.

Empowering Health Care Providers Worldwide

Professional education centers help surgeons improve their skills and perform more advanced surgeries.

While Russia needs more than 40,000 skilled physicians to meet patient demands for high-tech medical procedures, only 5,000 are trained to perform these techniques.

But a first-of-its-kind professional education center is bringing together government, the scientific community and international business to fill the gap and improve health care in Russia. "Since my training at the Russian Center for Professional Education, I've performed laparoscopic operations on some of the most widespread conditions in Russia, such as appendectomies, ovarian cysts and peritonitis," says Sergey Gorodkov, M.D., one of 3,000 physicians who have been trained at the center. "I've improved my skills, and I'm performing operations quicker and with greater confidence."

The center is a public-private partnership between the Ministry of Health Care of the Republic of Tatarstan and Johnson & Johnson. It was established in record time—less than a year—and was officially opened in February 2008 by the president of Russia, Dmitry Medvedev.

What's most significant is the center's impact on patient care. "As a result of this partnership, the number of high-technology interventions during the past two years in our region alone has increased from 8,000 to 19,000," says Airat Farrakhov, Minister of Health Care, Republic of Tatarstan. "We should achieve another two-fold increment in the next two years."

SKILLS THAT TRANSFORM CARE

Historically, medical school training in Russia has focused on lecture rather than applied practice. "Fatal medical mistakes are a significant risk," says Olga Vereschagina, Strategic Affairs Director, Johnson & Johnson, LLC. "In addition, patients have to endure conventional, more invasive surgeries because so few doctors are trained to perform minimally invasive procedures."

"The need for advanced surgical training is one of the greatest barriers to quality health care in Russia," says Arman Voskertchyan, Managing Director, Johnson & Johnson, LLC. "Our goal is to transform professional education here. In doing so, we will help fulfill Our Credo responsibility to health care professionals and patients."

At the Russian center in Kazan, 40 percent of study is based on theory and 60 percent on practice. "The simulators at the center gave me the opportunity to improve my manual skills. Now I'm trained to take part in complicated laparoscopy interventions," says Dr. Gorodkov.

CARING THROUGHOUT THE WORLD

Johnson & Johnson has more than 25 professional education centers around the world, including the Johnson & Johnson Diabetes Institute, LLC and THE VISION CARE INSTITUTE™, LLC.

For the Medical Devices and Diagnostics (MD&D) business, the centers support the organization's desire to improve education in emerging and developed markets and establish innovative partnerships with government. Most recently, centers opened in São Paulo, Brazil, and Raynham, Mass.; other sites include Germany, France, India, China and Japan. In some centers, training is designed to serve the country's or region's unique clinical needs; other centers are designed to train professionals from around the world.

In Brazil, as in Russia, training is needed to improve patient care—an important part of the MD&D strategy for emerging markets. The Johnson & Johnson Medical Innovation Institute, which opened in São Paolo during the first quarter of 2010, is the first Johnson & Johnson institute of its kind in Latin America. It includes surgery rooms equipped with the latest medical technology and simulators. The institute will train about 3,000 health care professionals this year.

"The institute will help health care professionals keep current with the latest medical advances, enhance medical teaching, encourage clinical studies, facilitate knowledge-sharing and much more," says George Marques, Institute Director. "In short, it will improve the standard of care for Latin Americans."

Beyond Latin America, global orthopaedic and neurological care are advancing thanks to the DePuy Institute, LLC, an education, training and research center that opened in Raynham, Mass., in August 2009. It will offer more than 300 programs annually, covering the latest concepts, techniques and technologies in the areas of minimally invasive surgery, aging spine, deformity, neurological disease, joint replacement and trauma care.

The commitment to professional education has long been established in the United States and originated with the Endo-Surgery Institute in Cincinnati, Ohio.

"The DePuy Institute and other centers serve as tangible evidence that we are serious about setting new standards of excellence in professional education," says Diana Bacci-Walsh, Worldwide Vice President of Professional Education, DePuy Institute, LLC. "Our commitment is to continue to address unmet educational and clinical needs in a rapidly changing health care environment, to help lead to better patient care."

IMPROVED SKILLS Dr. Gorodkov is one of 3,000 physicians who have been trained at the Russian Center for Professional Education. "I've improved my skills, and I'm performing operations quicker and with greater confidence," he says.



MEDICAL DEVICES & DIAGNOSTICS

A Breakthrough in Breast Reconstruction

A new single-surgery option speeds healing.



Just weeks after Elyssa Weintraub's surgery for breast cancer in summer 2009, she returned to cheering at her sons' sporting events, to her stationary bike and to hiking with her husband.

"I got right back into the swing of things," says the 49-year-old women's boutique owner of Palm Desert, Calif., "and with a positive attitude."

When Elyssa was diagnosed with breast cancer, her plastic surgeon, Susan Downey, M.D., F.A.C.S., told her she was a good candidate for having her breasts reconstructed in a single surgery during her mastectomy.

"It was a slam dunk, no-brainer for me," says Elyssa, who had one operation and one recovery, and never experienced not having breasts. "I'm a busy woman, and I was able to get right back to my family and my business."

The single-surgery reconstructive option that Elyssa chose was possible because of the combined technologies and innovation of Ethicon, Inc. and Mentor Worldwide, LLC.

Dr. Downey used FlexHD® Accellular Dermal Matrix, a donated human dermis allograft available exclusively through Ethicon, to create a sling in Elyssa's breast to support MemoryGel® breast implants, produced by Mentor.

Johnson & Johnson, through its subsidiary Ethicon, Inc., acquired Mentor Corp., a leading supplier of medical products for the large and fast-growing aesthetic market, in January 2009. Mentor was a natural fit for Ethicon, a leading provider of suture, mesh and other products for a wide range of surgical procedures. In combining forces, Ethicon and Mentor aspire to be the trusted global leader in aesthetic medicine.

"The addition of Mentor expands our capacity to provide innovative, science-based solutions that can restore patients' appearance, self-esteem and quality of life," says Gary Pruden, Company Group Chairman with responsibility for the Ethicon franchise.

Not all patients know about their reconstructive options. While the number of breast-reconstruction procedures increased in 2008, a study by the American Society of Plastic Surgeons found that nearly 70 percent of eligible women aren't told about all their options. "This is an important conversation that should take place when a woman is diagnosed so she's informed about choices that can improve her quality of life," says Dr. Downey.

Before that conversation can happen, surgeons must know what they can offer. Ethicon has a distinguished legacy with the broad surgeon community, and Mentor is highly respected among plastic surgeons. "With our new partnership, we can educate doctors and patients to make a real difference in the lives of women who face these decisions," says Delia Cook, Group Product Director, Mentor Worldwide, LLC.

Just two weeks after her surgery, Elyssa returned with confidence to her shop, B.G.'s



SINGLE-SURGERY OPTION After a breast cancer diagnosis, Elyssa was able to have her mastectomy and reconstruction in a single surgery—an option that's possible because of combined technologies from Ethicon and its Mentor business unit.

Eclectic. "It's crucial for me to look good in my clothes," says Elyssa, who wears the colorful California lifestyle clothes she sells. What's more, Elyssa's customers expect to see her running the shop, as she often does alone. "My business won't prosper unless I'm there," she says.

"Elyssa chose an advance in breast reconstruction that's fantastic for a woman who needs to run her business and keep her strong self-esteem," says Dr. Downey. "It helped her restore her body and return to her life quickly."

Mapping the Human Heart

New technology from Biosense Webster, Inc. is giving physicians a detailed three-dimensional view of the heart so they can treat dangerous cardiac arrhythmias, including atrial fibrillation (AFib). More than 20 million people worldwide suffer from AFib, the leading cause of stroke among people over age 65.

The CARTO® 3 System, launched globally in 2009, takes physicians on a visual journey through the heart. The system maps crucial details of the heart in color and in real time, helping physicians to pinpoint abnormalities and fix them using a procedure known as ablation.

"The CARTO® 3 System represents a significant advance for patients and physicians," says Gerd Hindricks, M.D., Head of the Department of Electrophysiology at University of Leipzig Hospital in Germany. "The accurate 3D maps, together with the ability to visualize the catheter as it is guided through the heart chamber, enable me to efficiently perform cardiac ablation."

Innovation Propels Hip Business

After 50 years of continued innovation, DePuy Orthopaedics, Inc. is the market leader in hip replacement in many parts of the world.

"We offer the broadest range of hip bearings—advanced materials for the ball and socket joint of the hip—of any orthopaedic company," says Randy Kilburn, Vice President, U.S. Marketing, DePuy Orthopaedics, Inc. "Surgeons have a significant range of options from which to choose to meet the complex clinical needs of patients."

DePuy Orthopaedics continues to pioneer new hip bearings that provide high stability and low wear, meeting the needs of the growing number of active patients. In August, a U.S. Food and Drug Administration (FDA) Advisory Panel recommended approval of the PINNACLE® CoMplete™ Acetabular Hip System, the first ceramic-on-metal hip bearing to be considered for approval in the U.S. (While DePuy Orthopaedics awaits the FDA's final decision, the PINNACLE® CoMplete™ System remains an investigational device limited by U.S. law to investigational use only.) The PINNACLE® CoMplete™ ceramic-on-metal bearing has been marketed in 40 countries outside the U.S. since 2007.

Also in 2009, the company launched the SILENT™ Hip, a minimally invasive hip stem available outside the U.S. only. The SILENT™ stem, which is inserted into the femur, is more bone-preserving than traditional stems. In December, DePuy Orthopaedics announced the acquisition of Finsbury Orthopaedics Ltd. in the United Kingdom, a move that makes it the only company with a large-diameter one-piece ceramic-on-ceramic hip bearing.

Hope in the Fight Against Cancer

A simple test allows doctors to personalize care.



"Everything happened so fast, and there wasn't much information: 'You have cancer, you'll have your surgery and then radiation'—it was a generic recipe for a patient with breast cancer," says Jesica Harrington, now 35 and a breast cancer survivor.

Jesica was pregnant with twins when she received her diagnosis in November 2008. A month later, she lost one of the babies and underwent a mastectomy before beginning four rounds of chemotherapy. Jesica simply wanted to know how her doctors would determine whether the treatment was fighting her cancer. "I told them hope and prayer was just not enough for me," she recalls.

Because Jesica was pregnant, her oncologist couldn't use the usual methods of imaging to get diagnostic information or details about her prognosis once beginning treatment. Jesica's father understood his daughter's need for information to fuel her hope of beating the cancer. On the Internet, he found out about the CELLSEARCH® Circulating Tumor Cell (CTC) test* from Veridex, LLC.

This simple blood test captures, identifies and counts circulating tumor cells in patients with certain types of metastatic cancer. When used in combination with other tests, the CELLSEARCH® CTC test allows a doctor to detect changes in a patient's status and provides information about the person's prognosis, to help physicians make more informed patient care decisions.

"I asked my oncologist, if it was as easy as getting my blood drawn, to please order this test and I'd be forever grateful," says Jesica. "When the first test came back and it was one cell—and anything less than five is a good prognosis—that gave me hope."

ENUMERATING CANCER CELLS The CELLSEARCH® System is the first diagnostic test that automates the capture and detection of CTCs, tumor cells that have detached from solid tumors and entered the patient's blood. It assesses CTCs to determine the prognosis and overall survival of patients with metastatic breast, colorectal or prostate cancer at any time during the course of treatment.

The Cleveland Clinic ranked the technology used in the CELLSEARCH® System as the top medical innovation for 2009, predicting it will have a significant impact on health care. And in September, the CELLSEARCH® CTC test was honored with the first-ever Prix Galien USA Award for Best Medical Technology. The Prix Galien recognizes technical, scientific and clinical research skills necessary to develop innovative medicines and devices, and is considered the industry's highest accolade. Candidates are evaluated on the innovative nature of their development and applicability of the technology, and on whether the discovery can be applied to future biomedical science.

PERSONALIZING MEDICINE "The future goes beyond counting cancer cells toward using the CELLSEARCH® platform to characterize individual patients' tumors by gathering data about protein and genetic markers," says David Chianese, Principle Scientist, Cellular Research, Veridex, LLC. "Our progress in this area has been driven by drug development needs and oncology trials."

The CELLSEARCH® platform is used in a Joint Venture Convergence Project that involves Veridex, LLC and Centocor Ortho Biotech, Inc., an oncology pharmaceutical area of business. It is also used in important academic collaborations, such as with Royal Marsden Hospital in London and Memorial Sloan-Kettering Cancer Center in New York. The two are clinical study sites for abiraterone acetate, a late-stage, first-in-class compound for the treatment of prostate

*The CELLSEARCH® Circulating Tumor Cell test is not approved to demonstrate that any current line of therapy is any more or less effective than any other or no therapy. CELLSEARCH® results and imaging results are not equivalent in assessing the transition of patients between non-progressive disease and progressive disease.



KNOWLEDGE AND SUPPORT Jesica, a teacher in Castle Rock, Colo., is an outspoken breast cancer survivor. Results from a CELLSEARCH® Circulating Tumor Cell test during Jesica's treatment fueled her hope of beating cancer as well as the support of her family, friends and students. The girls sported pink hairspray, while the boys shaved their hair when Jesica lost hers.

cancer, gained in the acquisition of Cougar Biotechnology, Inc. by Johnson & Johnson in July 2009.

"In our pivotal trials with abiraterone acetate, we've used CELLSEARCH® as an indicator of drug effectiveness," says Bill Hait, M.D., Ph.D., Global Therapeutic Head of Oncology & Hematology, Centocor Research & Development, Inc. "Through collaborations, we're developing molecular characterizations of cancer cells to begin to define predictive biomarkers that may help to identify which patients will do best on the drug."

The ability to understand quickly whether a medicine is right or most effective for a given patient is a primary objective in the pursuit of personalized medicine. "Partnering with the drug biomarkers group in the pharmaceutical organization gives us a real opportunity to potentially expand the capability of CELLSEARCH® to predict and monitor therapeutic responses," says Mark Carle Connelly, Ph.D., Director of Cellular Research, Veridex, LLC. "The vision is to ultimately transform the treatment of cancer."

Jesica delivered a healthy baby boy, Gunner. She completed her cancer treatment and is in remission. But looking back, Jesica felt her individuality was lost in a cookbook approach to her cancer treatment. She says, "When I talked to my doctors, they told me 'Everyone is different,' and I said, 'Exactly.'"

Enlightening Our Customers

Introducing science to the art of beauty helps inform product selection.


eutrogena

A first-of-its kind flagship NEUTROGENA® store opened in Mumbai, India, in 2009, creating a new opportunity for consumers. "Walking into the store, they see a dermatologist and have more confidence about the products available to meet their skin care needs," says Geetanjali Shetty, M.D., F.C.P.S., D.D.V., a dermatologist who works in the unique setting.

"Today the role of dermatologists extends beyond just treating problematic areas to educating consumers about things like sun damage, the importance of using sunscreen and use of skin care regimens."

With dermatologists in markets around the world recommending NEUTROGENA®, Dr. Shetty says, "The store itself is a good platform for educating people about science-based skin care."

INNOVATIVE SKIN CARE NEUTROGENA®, along with AVEENO®, RoC® and CLEAN & CLEAR®, is among the well-known skin care franchise brands that bring science to the art of beauty. "Beauty is about more than science," says May Shana'a, Vice President, Skin Care R&D, Johnson & Johnson Consumer Group of Companies. "What we've been able to do is really bring science and art together to produce innovative products with great clinical performance, as well as a look, smell and feel that's right."

May explains teams with both R&D and marketing expertise are assembled to come up with innovative skin care solutions that can be leveraged across brands. Such teams were the first to stabilize retinol, a significant anti-aging advance for skin care, and to develop other best-in-class skin care solutions like HELIOPLEX® (also known as ACTIVE PHOTOBARRIER COMPLEX™), a breakthrough in sun protection.

Another example is Feverfew PFE™, a proprietary botanical extract with anti-inflammatory and calming properties. Three scientists who developed Feverfew PFE™ were recognized in 2009 with the prestigious Johnson Medal, given annually by Johnson & Johnson since 1960 to accomplished researchers for extraordinary creativity and scientific achievement. Their work provided new scientific information in the area of inflammation and skin aging, and brought together science and natural health supplements.

Other skin care researchers have developed a new anti-aging alternative, leveraged across brands and launched in early 2010.

"Best-in-class is not just a slogan," says May. "Every claim we make is substantiated by testing, from preclinical testing to skin cultures and in-vitro work to studies on consumers. Our commitment to delivering innovative skin care is very strong."

PROFESSIONAL RELATIONSHIPS Clinical studies that are shared with professionals at medical meetings, such as the American Academy of Dermatology Meeting held each March, play a role in forming important relationships. Products that use technologies developed by skin care R&D researchers from Johnson & Johnson


Neutrogena

IN THE EYE OF THE BEHOLDER A feature of the flagship NEUTROGENA® store in Mumbai, India, is the TRU-VU™ analyzer, a digital imaging system that uses photographs to create an objective starting point to assess skin's current condition and monitor progress over a set period of time. The TRU-VU™ analyzer helps NEUTROGENA® educate and communicate with customers by using photos to show and enhance problematic areas on the individual's skin.

companies are recommended to consumers by dermatologists and other health care professionals.

A heritage of professional endorsement is part of product messaging and is a key to success in many sales channels, ranging from traditional retail settings to more innovative new channels such as home shopping networks, online sales and even door-to-door sales.

As with the dermatologists on site in India, well-developed professional relationships play an important role in connecting with consumers. Such relationships have been integral from the start for some of the most successful products from the skin care franchise.

AVEENO® was founded in 1945 at the Mayo Clinic with a colloidal oatmeal bath that provided the naturally active benefits of oats. NEUTROGENA® soap, the product for which the company was named, was marketed directly to dermatologists, a novel idea in the 1950s.

"Each of the brands in the skin care franchise has brought learnings about developing these relationships," says May. "Today we work with dermatologists at many different levels, from product development to consumer education, driving innovation to meet consumer needs."



Refills: Less Is More for JOHNSON'S® Consumers

"As a packaged goods company we must proactively manage waste—the waste that results throughout our value chain, including the waste our consumers generate when they use our products," says Paulette Frank, Vice President, Sustainability and Environmental Health & Safety, Johnson & Johnson Consumer Group of Companies. "Refillable packaging helps us offer a sustainable solution that meets the needs of our consumers."

Refills are gaining in attractiveness to consumers, particularly in the Asia Pacific region. They now represent more than 2 percent of total annual JOHNSON'S® sales in the Asia Pacific region and 5 percent of JOHNSON'S® Baby washes and shampoos in that region.

In 2009, JOHNSON'S® TOP-TO-TOE Self-Foaming Wash 350 ml refill in Japan was upgraded to include a spout for easier opening and pouring.

A refill pouch usually costs a fraction of a comparably sized bottle, helping to reduce consumer costs as well as environmental impact. A refill uses less material for the same volume sold, weighs less and costs less to transport.

In developed markets, refills are often used to promote high-volume value deals to consumers, while consumers in emerging markets want smaller quantities with less initial packaging.

"Refill or pouch packs are also sold in very small sizes, allowing mid-tier consumers to buy them as the primary pack and use quality brands like JOHNSON'S® at accessible price points," says Elkana Ezekiel, JOHNSON'S® Asia Pacific Marketing Director, Johnson & Johnson Consumer Companies, Inc. "These packs are driving growth in emerging markets like China and India."

Wholesome Skin Care Thrives

New product lines and new markets for existing products continue to provide growth opportunities for the consumer skin care portfolio.

EXPANDING BRANDS

In France, LE PETIT MARSEILLAIS™ is outpacing some of its biggest competitors thanks to its 100-year heritage, natural ingredients and good value-for-money positioning. In 2009, LE PETIT MARSEILLAIS™ expanded to new markets, including Belgium, Switzerland, North Africa and, most recently, Greece.

For more than 60 years, AVEENO® has advanced the science of natural products in skin care and is a pioneer in ACTIVE NATURALS® ingredients. To that end, in 2009 the brand launched the ACTIVE NATURALS® INSTITUTE™, an online resource, in the U.S. and Europe, with an aim to increase knowledge about natural ingredients in skin care.

Also in 2009, the brand launched a new AVEENO® NOURISH+ Hair Care line with its latest ACTIVE NATURALS® ingredient, Nourishing Wheat Complex. In August, AVEENO® Soothing Bath Treatment became the first body care product to earn the new Green *Good Housekeeping* Seal. And in November, AVEENO® kicked off a partnership with TerraCycle to give new life to empty AVEENO® product tubes by "upcycling" the material into eco-friendly items.

CHANGING DEMOGRAPHICS
Increasing population growth and rising consumer income provide an ideal opportunity for NEUTROGENA®, which has recently increased its focus on China and India. First introduced in China in 2004, NEUTROGENA® was relaunched there in 2009 to continue an impressive triple-digit compound annual growth rate.

NEUTROGENA® was launched in India in 2009 and is supported by an exciting alternative channel—the brand's first flagship store. (See story on page 12.)



A Cleaner, Healthier Mouth

The LISTERINE® brand was a consistent driver of growth throughout 2009. In the U.S., the brand successfully launched LISTERINE® TOTAL CARE Anticavity Mouthwash—a multi-benefit mouthwash that works in six ways for a cleaner, healthier mouth. The brand also continues its expansion outside the U.S.

Rinsing with LISTERINE® brand mouthwashes, plus flossing and brushing with REACH® products, provides the daily essentials for a healthier mouth.

During 2009, the makers of LISTERINE® and REACH® TOTAL CARE introduced a limited-edition book and partnered with the National Children's Oral Health Foundation®: America's Toothfairy to encourage better oral health care for children.

Naturally Sweet

Two of nature's sweetest plants are the source of the ingredients in SUN CRYSTALS® All-Natural Sweetener, the newest low-calorie sweetener from McNeil Nutritionals, LLC. Introduced in the U.S. in March 2009, SUN CRYSTALS® is the first sweetener made from the stevia plant, pure cane sugar and nothing more.

"This all-natural sweetener can help people reduce their intake of calories and carbohydrates and still satisfy their sweet tooth," says Marc Robinson, Company Group Chairman, OTC/Nutritionals/Wellness & Prevention.

A SUN CRYSTALS® packet contains five calories and provides the sweetness of two teaspoons of sugar. The sweetener can be mixed into beverages and sprinkled on food. SUN CRYSTALS® Granulated Blend, which McNeil Nutritionals, LLC introduced in September, is suitable for cooking and baking; a half-cup provides the sweetness of one cup of sugar.

The stevia plant, grown primarily in Paraguay, Brazil, Japan and China, has been used by people around the world for hundreds of years. It has no effect on blood-sugar levels. The entire family can use the SUN CRYSTALS® brand, including people with diabetes. The pure cane sugar in SUN CRYSTALS® All-Natural Sweetener does provide a small amount of calories and carbohydrates per serving, but up to three packets qualifies as a free food in a diet for diabetes.

In 2009, SUN CRYSTALS® was among the first products from the Johnson & Johnson Family of Companies to earn the EARTHWARDS™ designation. EARTHWARDS™ is a Johnson & Johnson program that encourages teams to find ways to develop earth-friendly products. SUN CRYSTALS® achieved EARTHWARDS™ status because the product delivers more sweetness using 63 percent less raw material than its top competitor.

Embracing Life Anew

A treatment gives a schizophrenia patient the chance to reclaim her independence.

Masako Yoshino once felt schizophrenia was like a blizzard in her mind. But today, amid cold, blustering snow in northern Japan, she finds warmth and calm with a four-legged friend.

"My schizophrenia symptoms are under control," Yoshino-san says. "I feel my life has a new beginning, and I wish the same for others suffering from this condition."

UNDERSTANDING NEEDS Yoshino-san, 27, is one of 50 million people worldwide who suffer from schizophrenia. The disease is devastating for patients, their families and society, and presents a significant burden to health care systems.

Patients throughout the world share a common need from drug therapy: delaying time to relapse. Studies show that more than 80 percent of unmedicated patients with schizophrenia relapse at least once within the first five years of diagnosis, and the primary reason for relapse is not taking their medications as prescribed.

Yoshino-san was diagnosed a little more than 10 years ago. She was hospitalized and eventually received treatment with medication that gave her some relief from the paranoia and voices haunting her mind. She fell in love, got a job and resumed a life she enjoyed. But eventually it became harder for her to take her medication each day as prescribed, and she relapsed.

"All these new experiences all at once pushed me over the edge, and my condition worsened," says Yoshino-san. "I gradually began to skip taking my medicines."

She consulted her doctor, who recommended changing to an intramuscular injection, RISPERDAL® CONSTA® (risperidone), which was granted approval by the Japanese Ministry of Health in early 2009 and became available in June. RISPERDAL® CONSTA® was initially approved for the treatment of schizophrenia in the U.S. in 2003 and is registered in more than 80 countries worldwide. Now Yoshino-san is doing well with the medication, which is administered every two weeks.

LONG-ACTING THERAPIES Long-acting therapies that are professionally administered allow for identification and intervention when a dose is missed. Patients and society can benefit when non-adherence—which can lead to relapse—is addressed.

For more than 50 years, the Neuroscience franchise has been committed to meeting patient needs in the treatment of schizophrenia. Once-daily RISPERDAL® (risperidone), which was first approved in 1993, was a significant new option for treating the symptoms of schizophrenia. In 2003, RISPERDAL® CONSTA® became the first long-acting atypical antipsychotic, offering every-two-week dosing. And in 2009, the U.S. Food and Drug Administration granted marketing approval for INVEGA® SUSTENNA™ (paliperidone palmitate) extended-release injectable suspension, the first atypical antipsychotic with once-monthly maintenance dosing approved for the treatment of schizophrenia.

"We've succeeded in a series of innovations that build on our strong heritage and long-term commitment to meeting patient needs in schizophrenia," says Husseini K. Manji, M.D., F.R.C.P.C., Global Therapeutic Area Head, Neuroscience, Johnson & Johnson Pharmaceutical Research & Development, LLC. "And we also continue to build strong programs to treat other disorders with a high unmet need for effective therapies."

TARGETING UNMET NEEDS Alzheimer's disease is another devastating neurodegenerative disorder. It is diagnosed in more than 26 million people worldwide, and some estimates project that number will quadruple by 2050.

In September 2009, Johnson & Johnson completed the acquisition of substantially all the assets and rights of Elan Corporation, plc—a leading company conducting both antibody and vaccine research in Alzheimer's disease—related to its Alzheimer's Immunotherapy Program (AIP). The AIP includes multiple compounds currently under evaluation.

The lead compound, bapineuzumab—currently in Phase III clinical trials—is being evaluated for slowing the progression of Alzheimer's disease. A vaccine for Alzheimer's disease is also under development. The AIP compounds are being developed through a collaboration between Janssen Alzheimer Immunotherapy and Pfizer, Inc.

COLLABORATION AND INNOVATION Biomarkers, integrative informatics and brain imaging are increasingly important in researching neurodegenerative disorders and developing solutions to meet patient needs. "Such work cannot progress in isolation," says Dr. Manji. "Collaborations and partnerships must play a crucial role in arriving at breakthrough solutions."

For example, in October 2009, Johnson & Johnson entered into a strategic collaboration with Crucell NV, focusing on the discovery, development and commercialization of monoclonal antibodies and vaccines for the treatment and prevention of influenza and other infectious and non-infectious diseases. The collaboration provides access to technology and expertise in vaccine development, which, along with the Alzheimer's disease vaccine program, will enable a broad vaccine platform.

Pursuing the best science is part of an innovation strategy to continue to meet present and future patient needs. "Solutions for the future may require small and large molecules, devices and diagnostics," says Dr. Manji. "We have all those pieces, plus a willingness to collaborate with experts inside and outside the company."





RIDING PAIN-FREE Doug Benson, a carpenter from Elko, Minn., enjoys outdoor activities. Since beginning treatment with SIMPONI™, he's been able to work without pain and has logged 4,000 miles on his snowmobile this year.

The Promise of Relief

A steady pace of regulatory milestones is the mark of productive R&D efforts, critical to future growth and to meeting the needs of doctors, nurses and patients. Johnson & Johnson pharmaceutical operating companies launched multiple new products around the world during 2009, including four that address significant unmet medical needs:

- SIMPONI™ (golimumab) was approved for the treatment of moderate to severe rheumatoid arthritis with the medicine methotrexate, active psoriatic arthritis alone or with methotrexate, and active ankylosing spondylitis by regulatory authorities in Canada, Europe and the United States. SIMPONI™ is administered subcutaneously (under the skin) once a month using a novel autoinjector or a prefilled syringe. The efficacy and safety of SIMPONI™ were shown in a Phase III development program with more than 2,000 patients.
- STELARA™ (ustekinumab) is a first-in-class biologic treatment for moderate to severe plaque psoriasis that is administered subcutaneously once every 12 weeks following two starter doses. Psoriasis is a chronic immune-related disease that affects an estimated 125 million people worldwide and can present in various forms, ranging from mild to severe and disabling. With marketing approvals in 2009 in Europe, the United States, Brazil, Mexico, Australia and Singapore, STELARA™ is now approved in 44 countries.
- The U.S. Food and Drug Administration (FDA) approved NUCYNTA® (tapentadol) Immediate Release Tablets, the first new molecule in analgesia in over 25 years for the relief of moderate to severe acute pain in patients age 18 or older. NUCYNTA® is a single molecule with a different approach to pain relief. In December, a New Drug Application was submitted to the FDA for tapentadol extended release (ER) tablets for the management of moderate to severe chronic pain.[1]
- The FDA approved INVEGA® SUSTENNA™ (paliperidone palmitate), the first once-monthly atypical antipsychotic for the treatment of schizophrenia (see feature on page 16).

Our pipeline is robust. We expect to file several new compounds between now and 2013 and expand our core products with new indications. See the Pharmaceutical Pipeline chart at www.investor.jnj.com.

Touching More Patients

Global growth and market expansion of core brands proved successful pharmaceutical business drivers in 2009.

Several core brands in three franchise areas—Infectious Disease, Immunology and Neuroscience (see story on page 16)—achieved regulatory milestones, broadening the patient populations who can benefit. These include PREZISTA® (darunavir), INTELENCE® (etravirine) and REMICADE® (infliximab).

PREZISTA®

In early 2009, the European Commission approved once-daily dosing of 800 mg PREZISTA® (darunavir), a protease inhibitor, with low-dose ritonavir as part of combination therapy in treatment-naive adults (those who have not previously taken HIV medication). This approval broadens the previous indication of darunavir for treatment-experienced HIV-1 patients.

Following the U.S. Food and Drug Administration's December 2008 approval of PREZISTA®, co-administered with ritonavir and other antiretroviral agents, for the treatment of HIV infection in pediatric patients age 6 and up, a lower-dose (75 mg) formulation of PREZISTA® for pediatric HIV patients was introduced in the U.S. in February 2009. Applications were also submitted in 35 other countries.

INTELENCE®

A non-nucleoside reverse transcriptase inhibitor (NNRTI), INTELENCE® (etravirine) is the first medication in the class to demonstrate antiviral activity against NNRTI-resistant virus. Nineteen additional countries approved the use of INTELENCE® in treatment-experienced patients, including Brazil, China, Croatia, Israel and Chile. INTELENCE® is now approved in 59 countries in Europe, the Middle East & Africa (EMEA), the Americas and Asia-Pacific.

REMICADE®

An impressive example of the strategy to address unmet needs by investigating and seeking approval for additional indications—building a "pipeline in a product"—REMICADE® (infliximab) continues to meet the health care needs of patients with a number of inflammatory diseases involving the immune system. These include chronic, severe plaque psoriasis, moderate to severe rheumatoid arthritis, active psoriatic arthritis, moderate to severe Crohn's disease in adults and children, moderate to severe ulcerative colitis and active ankylosing spondylitis.

REMICADE® is available in 91 countries and has achieved approvals for 15 indications.[2] Worldwide, REMICADE® has been used to treat more than 1 million patients. It is part of a growing immunology portfolio that includes other potentially versatile compounds.

Pursuing the Best Science

Breakthrough solutions can come from many sources. Several significant scientific collaborations and acquisitions evidence a pursuit of the best science to uncover these solutions and improve the odds of success for products and patients in areas of high unmet needs. (Also see story on page 16.) These are a few examples related to R&D efforts in oncology and infectious diseases:



BIOMARKERS OFFER INSIGHT Researchers from Johnson & Johnson and Tianjin Medical University Cancer Hospital in China are pursuing the best science to identify biomarkers that could help personalize medicine and advance cancer treatment.

- Johnson & Johnson and Tianjin Medical University Cancer Hospital in China established a partnership in February 2008. At the hospital, tumor specimens are collected from patients and catalogued, allowing scientists to identify biomarkers that could help personalize medicine and advance cancer treatment.
- Johnson & Johnson acquired Cougar Biotechnology, Inc. in July 2009. Clinical trials are under way on a compound for the treatment of prostate cancer, a disease that accounts for 10 percent of cancer-related deaths in the United States. (See related feature on page 10.)
- In July 2009, Tibotec Pharmaceuticals entered into a license and collaboration agreement with Gilead Sciences, Inc. for the development and commercialization of a new once-daily, fixed-dose antiretroviral product.
- In June 2009, Tibotec, Inc. announced a collaboration with the Global Alliance for TB Drug Development to accelerate the discovery and development of new drugs to fight tuberculosis. Among infectious diseases, TB is the second most common cause of adult deaths worldwide.
- In May 2009, Tibotec-Virco Virology BVBA and Siemens Healthcare Diagnostics Inc. announced a licensing agreement that will allow Tibotec-Virco Virology BVBA to develop a new research technology platform to assist with the development of antivirals for the treatment of hepatitis C virus (HCV). More than 170 million people worldwide are infected with HCV, a virus that can lead to serious and fatal diseases of the liver.



CITIZENSHIP

Our Commitment to Conservation

Worldwide efforts to reduce water use and eliminate water waste show results.

Standing in a river at the foothills of the Himalayas in northern India, Achal Gupta recalls a simpler time that allowed for a different kind of closeness to nature's vital resource.

"When water is flowing, there is a natural music that today is becoming rare to find," he says. "We have to be careful to use water thoughtfully and to protect its supply for future generations."

Around the world, water—one of the earth's most critical resources—is under threat: Scarcity is increasing, demand is inequitable, access is lacking, and quality is declining. Even in India, where social and religious traditions have fostered a sincere reverence for water as a source of life, parts of the country are among the most water-scarce areas in the world.

Achal is Manager of Environment, Health and Safety (EHS) at the Johnson & Johnson Consumer manufacturing facility in Baddi,

ONE WITH NATURE Achal at the foothills of the Himalayas, a short drive from the Johnson & Johnson Consumer facility where he works. "As a moral and responsible corporate citizen in India, we are committed to conserving water and to leading by example," he says.

Himachal Pradesh. The water management efforts he oversees include a zero-discharge wastewater treatment facility—every drop of treated water is reused for irrigation and toilet flushing.

Rain harvesting began in 2008. Water is collected from the rooftop and recharged to the ground using a harvest pit. "The huge amount of water during monsoon season was going directly to the storm drain and was wasted," says Achal. "So we decided to make use of it."

These water management efforts contribute to enterprise-wide water reduction goals, which have been in place for about 15 years. The Company's Healthy Planet 2010 goal for water use is a 10 percent absolute reduction against the 2005 baseline. Thanks to numerous efforts at the local level, Johnson & Johnson is on target to reach this goal by the end of 2010. New goals will go into effect in January 2011.

"The enterprise-level goals are very demanding," says S. Radhakrishnan, Manager of Environment, Health and Safety, Johnson & Johnson Ltd. in Mulund, India. "We're careful to review our local efforts to ensure compliance with enterprise standards as well as community needs."

Efforts are made within regions to share best practices, as well as to understand the context and combined impact of local initiatives. Additional efforts under way include using treated wastewater to maintain lawns in front of a consumer manufacturing and research and development center in Mulund, in the northeastern part of Mumbai, and to nurture 1,400 trees planted on the property.

At an Ethicon facility in Aurangabad, in western India, a water storage tank was installed, along with piping modifications that reduced water pressure, cutting overall consumption. Even small steps, like installing auto-close taps on sinks, have helped. Meanwhile, training and lectures on water conservation are organized for employees.

"We have a responsibility to maintain our environment while performing our business efforts to meet our customers' needs," says Achal. "We're developing ourselves in such a way that future generations will feel proud of us, our commitment and our actions."



Keeping Children Free of Infection

When Fernanda of Jinotepe, Nicaragua, gets intestinal worms, the athletic fourth grader who plays several sports feels listless. "I have a stomach ache. I feel really tired. I don't want to eat," says Fernanda, 9, who misses school days. "Sometimes I vomit."

Fernanda is one of 400 million children worldwide under age 15 at risk of infection with soil-transmitted helminths, or STH: roundworms, whipworms and hookworms. Found mostly in tropical and subtropical areas, STH is caused by a lack of clean water and sanitation. Intestinal worms are especially harmful to children because they lead to malnutrition, anemia, stunted growth, impaired cognitive development and poor school attendance and performance.

But Fernanda's school participates in Children Without Worms (CWW), a program that provides a deworming medication, mebendazole, donated by Johnson & Johnson. Approximately 20 million of the world's most at-risk children are treated, representing the largest health care company donation targeting STH. CWW was created in 2005

20 MILLION HEALTHY, ACTIVE KIDS

Through the program Children Without Worms, Fernanda has learned ways to prevent infection with STH. She reminds her mother to chlorinate the water and runs after brother Luis, 3, to scrub his hands with soap. When Luis drops his mango, Fernanda washes it with treated water before he takes another bite. "Fernanda's physically healthier, and she's more knowledgeable, so she doesn't reinfect herself," says her mother, Grissell. When her children are worm-free, she laughs, "They're active, they eat a lot, they don't stop!"

by Johnson & Johnson in partnership with the Task Force for Global Health as the first program to focus solely on the global treatment and prevention of STH.

CWW partners with governments and organizations in eight countries to stop reinfection through hygiene education and access to improved sanitation and clean water. "You must have a prevention component or children will be continuously reinfected," says Kim Koporc, CWW Acting Director. "The prevention component breaks the cycle."

Johnson & Johnson began donations of mebendazole in 2007 through CWW in Bangladesh, Cameroon, Uganda and Zambia. In 2008, CWW expanded to Cambodia, Cape Verde, Lao People's Democratic Republic and Nicaragua. As a result, these countries have greatly expanded their deworming outreach. Cameroon now reaches all of its 4 million school children. Nicaragua expanded its program to reach all children 12 and under.

"The support of Johnson & Johnson has been fundamental in improving the health of our children and increasing performance in school," says Dr. Martha Reyes, Director of the National Immunization Program at the Nicaragua Ministry of Health.

Ultimately, CWW aims to eliminate intestinal worms in countries where it currently works and to expand donations to other countries. "Our vision is to rid the world's children of intestinal worms so they can grow, play and learn," says William Lin, Director, Corporate Contributions, Johnson & Johnson.

Linking Conservation to Health

The Terai Arc forests in Nepal provide resources for nearly 7 million people and are vital to the survival of endangered species.

The World Wildlife Fund (WWF), in partnership with Johnson & Johnson and the United States Agency for International Development, promotes community conservation and improves health and family services for 16,000 families. Household bio-gas plants, 165 in all, were built to provide clean cooking fuel. This also reduces wood use by 7,425 metric tons and carbon dioxide emissions by 660 tons annually.

"We help people understand links between conservation and the health and livelihood of communities," says Shubash Lohani, WWF Deputy Director, Eastern Himalayas. Projects are also under way in Kenya and the Democratic Republic of the Congo.



© SIMON DE TREY-WHITE/WWF-UNITED KINGDOM

Making a Difference in Young Lives

Employees help make a difference in the lives of young people through the Johnson & Johnson Bridge to Employment (BTE) program.

Mentors like Deborah Coburn, Manager, Sales & Operations Planning, LifeScan, Inc., encourage high school students to pursue higher education while introducing them to career opportunities in health care.

"Students work alongside business colleagues and develop critical skills that will help them in college and beyond," says Deborah. "The program enriches the lives of young people, who go on to share their experiences with many different individuals."

BTE, in partnership with the Academy for Educational Development, has reached more than 5,000 students since 1992. It is active in the U.S., Colombia, Ireland and Scotland, and is expanding to Brazil, the Czech Republic and Spain in 2010.

The Company's legacy of giving is guided by Our Credo responsibility to communities. We work with hundreds of partners worldwide to make life-changing, long-term differences in human health. Learn more at www.jnj.com/ourgiving.

Board of Directors























First Row
WILLIAM C. WELDON
Chairman, Board of Directors and Chief Executive Officer

Second Row, Left to Right
MARY SUE COLEMAN, PH.D.
President, University of Michigan

JAMES G. CULLEN
Retired President and Chief Operating Officer, Bell Atlantic Corporation

Third Row, Left to Right
MICHAEL M. E. JOHNS, M.D.
Chancellor, Emory University

ARNOLD G. LANGBO
Retired Chairman and Chief Executive Officer, Kellogg Company

Fourth Row, Left to Right
SUSAN L. LINDQUIST, PH.D.
Member and Former Director, Whitehead Institute for Biomedical Research; Professor of Biology, Massachusetts Institute of Technology

ANNE M. MULCAHY
Chairman and Retired Chief Executive Officer, Xerox Corporation

Fifth Row, Left to Right
LEO F. MULLIN
Retired Chairman and Chief Executive Officer, Delta Air Lines, Inc.

WILLIAM D. PEREZ
Senior Advisor, Greenhill & Co., Inc.; Retired President and Chief Executive Officer, Wm. Wrigley Jr. Company

Sixth Row, Left to Right
CHARLES PRINCE
Chairman, Sconset Group, LLC; Senior Counselor, Albright Stonebridge Group; Retired Chairman and Chief Executive Officer, Citigroup Inc.

DAVID SATCHER, M.D., PH.D.
Director, Center of Excellence on Health Disparities, Director, Satcher Health Leadership Institute and Poussaint-Satcher-Cosby Chair in Mental Health, Morehouse School of Medicine; Former U.S. Surgeon General

COMMITTEES OF THE BOARD

AUDIT

The Audit Committee, comprised entirely of independent Directors, helps the Board oversee the Company's accounting and reporting practices. It recommends independent public accountants for appointment by the Board and reviews their performance; monitors the adequacy of internal accounting practices, procedures and controls; and reviews all significant changes in accounting policies.

James G. Cullen, *Chairman*
Mary Sue Coleman, Ph.D.
Leo F. Mullin

COMPENSATION & BENEFITS

The Compensation & Benefits Committee, comprised entirely of independent Directors, establishes the Company's executive compensation philosophy and principles and approves the annual compensation and long-term incentives for the Company's directors and executive officers. The Committee also reviews the philosophy and policies of the non-Board Management Compensation Committee, which determines management compensation and establishes perquisites and other compensation policies for non-executive employees. Additionally, the Committee oversees the management of the various retirement, pension, long-term incentive, savings, health and welfare plans that cover the Company's employees.

Arnold G. Langbo, *Chairman*
Michael M. E. Johns, M.D.
William D. Perez
Charles Prince

FINANCE

The Finance Committee exercises the management authority of the Board during the intervals between Board meetings. The Finance Committee is comprised of the Chairman of the Board and the Presiding Director.

William C. Weldon, *Chairman*
James G. Cullen

NOMINATING & CORPORATE GOVERNANCE

The Nominating & Corporate Governance Committee, comprised entirely of independent Directors, is responsible for overseeing corporate governance matters, reviewing possible candidates for Board membership and recommending nominees for election. The Committee is also responsible for overseeing the process for performance evaluations of the Board and its committees. Additionally, the Committee reviews the Company's executive succession plans and executive resources.

Charles Prince, *Chairman*
James G. Cullen
Arnold G. Langbo

PUBLIC POLICY

The Public Policy Advisory Committee reviews the Company's policies, programs and practices on public health issues regarding the environment and the health and safety of employees. The Committee also reviews the Company's governmental affairs and policies and other public policy issues facing the Company. The Committee advises and makes recommendations to the Board on these issues as appropriate. The Public Policy Advisory Committee is comprised of independent Directors and the Company's General Counsel and Vice Presidents for Corporate Affairs, Government Affairs and Policy, and Worldwide Operations.

Leo F. Mullin, *Chairman*
Susan L. Lindquist, Ph.D.
William D. Perez
David Satcher, M.D., Ph.D.
Russell C. Deyo
Clifford E. Holland
Brian D. Perkins
Ajit Shetty, Ph.D.

SCIENCE & TECHNOLOGY

The Science & Technology Advisory Committee, comprised of independent Directors and the Company's Vice President, Science and Technology, advises the Board on scientific matters, including major internal projects, interaction with academic and other outside research organizations, and the acquisition of technologies and products.

David Satcher, M.D., Ph.D., *Chairman*
Mary Sue Coleman, Ph.D.
Michael M. E. Johns, M.D.
Susan L. Lindquist, Ph.D.
Garry A. Neil, M.D.

CORPORATE OFFICERS

WILLIAM C. WELDON
Chairman, Board of Directors
Chief Executive Officer
Chairman, Executive Committee

DOMINIC J. CARUSO
Vice President, Finance
Chief Financial Officer
Executive Committee

STEPHEN J. COSGROVE
Corporate Controller

LAVERNE H. COUNCIL
Vice President,
Chief Information Officer

RUSSELL C. DEYO
Vice President, General Counsel
Executive Committee

COLLEEN A. GOGGINS
Worldwide Chairman,
Consumer Group
Executive Committee

ALEX GORSKY
Worldwide Chairman,
Medical Devices &
Diagnostics Group
Executive Committee

RAYMOND C. JORDAN
Vice President, Public Affairs &
Corporate Communication

SHERILYN S. MCCOY
Worldwide Chairman,
Pharmaceuticals Group
Executive Committee

JOHN A. PAPA
Treasurer

BRIAN D. PERKINS
Vice President,
Corporate Affairs

STEVEN M. ROSENBERG
Secretary,
Associate General Counsel

EXECUTIVE COMMITTEE

The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceuticals and Medical Devices and Diagnostics business segments. Each subsidiary within the business segments is, with some exceptions, managed by citizens of the country where it is located.

COMPANY GROUP CHAIRMEN

ROBERTO DE O. MARQUES

MICHAEL J. F. DEL PRADO

JOAQUIN DUATO

SETH H. Z. FISCHER

GUY J. LEBEAU, M.D.

KAREN A. LICITRA

MICHAEL F. MAHONEY

PATRICK D. MUTCHLER

DAVID Y. NORTON

MICHEL PAUL

JACQUES PEETERS

GARY J. PRUDEN

MARC E. ROBINSON

MICHAEL E. SNEED

PERICLES P. STAMATIADES

KIM TAYLOR

NICHOLAS J. VALERIANI

JESSE J. WU

Corporate Governance and Management's Responsibility

Johnson & Johnson is guided by the values set forth in Our Credo, created by General Robert Wood Johnson in 1943. These principles have guided us over the years and continue to set the tone of integrity for the entire Company. At all levels, the employees of Johnson & Johnson are committed to the ethical principles embodied in Our Credo and these principles have been woven into the fabric of the Company.

The values articulated in Our Credo extend to our accounting and financial responsibilities to Johnson & Johnson shareholders and investors. We, the management of Johnson & Johnson, are responsible for the integrity and objectivity of the accompanying financial statements and related information. We are also responsible for ensuring that financial data is reported accurately and in a manner that facilitates the understanding of this data.

As evidence of our commitment to this responsibility, we maintain a well-designed system of internal accounting controls, encourage strong and effective corporate governance from our Board of Directors, continuously review our business results and strategic choices, and focus on financial stewardship.

Our corporate staff of professionally trained internal auditors, who travel worldwide, monitor our system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions and events are recorded properly. Our internal controls include self-assessments and internal reviews of our operating companies.

During 2009, the Company continued to invest significant time and resources in order to ensure compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Based on the work performed, we have concluded that our internal control over financial reporting was effective as of January 3, 2010. We refer you to Management's Report on Internal Control over Financial Reporting on page 65.

We require the management teams of our operating companies to certify their compliance with our Policy on Business Conduct, which sets forth the Company's commitment to conduct its business affairs with integrity and comply with the governing laws and regulations. We have a systematic program designed to ensure compliance with these policies and provide means of reporting any concerns about violations of the policy. To view our Policy on Business Conduct, please visit our website at www.investor.jnj.com/governance/conduct.cfm.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, is engaged to perform an integrated audit of our consolidated financial statements and internal control over financial reporting. The Report of Independent Registered Public Accounting Firm is on page 64.

The Audit Committee of our Board of Directors is composed solely of independent directors with the financial knowledge and experience to provide appropriate oversight. We review internal control matters and key accounting and financial reporting issues with the Audit Committee on a regular basis. In addition, the independent auditors, the General Counsel and the Vice President of Internal Audit regularly meet in private sessions with our Audit Committee to discuss the results of their work including observations on the adequacy of internal financial controls, the quality of financial reporting and confirmation that they are properly discharging their responsibilities and other relevant matters.

Our Executive Committee is continuously involved in the review of financial results as well as developing and understanding strategies and key initiatives for long-term growth. Our intent is to ensure that we maintain objectivity in our business assessments, constructively challenge the approach to business opportunities and issues, and monitor our business results and the related controls.

Our consolidated financial statements and financial data that follow have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based upon our best judgments. We are committed to present and discuss results of operations in a clear and transparent manner in order to provide timely, comprehensive and understandable information to our shareholders.

William C. Weldon
Chairman, Board of Directors, and Chief Executive Officer

Dominic J. Caruso
Vice President, Finance, and Chief Financial Officer

Table of Contents

Organization and Business Segments

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS

Johnson & Johnson and its subsidiaries (the "Company") have approximately 115,500 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.

The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women's health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-infective, antipsychotic, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, urology and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis' circulatory disease management products; DePuy's orthopaedic joint reconstruction, spinal care and sports medicine products; Ethicon's surgical care, aesthetics and women's health products; Ethicon Endo-Surgery's minimally invasive surgical products; LifeScan's blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics' professional diagnostic products and Vistakon's disposable contact lenses.

The Company's structure is based upon the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceutical and Medical Devices and Diagnostics business segments.

In all of its product lines, the Company competes with companies both local and global, located throughout the world. Competition exists in all product lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and innovative products is important to the Company's success in all areas of its business. This also includes protecting the Company's portfolio of intellectual property. The competitive environment requires substantial investments in continuing research and in maintaining sales forces. In addition, the development and maintenance of customer demand for the Company's consumer products involves significant expenditures for advertising and promotion.

MANAGEMENT'S OBJECTIVES

A primary objective of the Company is to achieve superior levels of capital efficient profitable growth. To accomplish this, the Company's management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth areas through the development of innovative products and services. New products introduced within the past five years accounted for approximately 25% of 2009 sales. In 2009, $7.0 billion, or 11.3% of sales, was invested in research and development. This investment reflects management's commitment to the importance of ongoing development of new and differentiated products and services to sustain long-term growth.

With more than 250 operating companies located in 60 countries, the Company views its principle of decentralized management as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to react quickly to local market changes and challenges.

The Company is committed to developing global business leaders who can drive growth objectives. Businesses are managed for the long-term in order to sustain leadership positions and achieve growth that provides an enduring source of value to our shareholders.

Unifying the management team and the Company's dedicated employees in achieving these objectives is Our Credo. Our Credo provides a common set of values and serves as a constant reminder of the Company's responsibilities to its customers, employees, communities and shareholders. The Company believes that these basic principles, along with its overall mission of improving the quality of life for people everywhere, will enable Johnson & Johnson to continue to be among the leaders in the health care industry.

Results of Operations

ANALYSIS OF CONSOLIDATED SALES

In 2009, worldwide sales decreased 2.9% to $61.9 billion, compared to increases of 4.3% in 2008 and 14.6% in 2007. These sales changes consisted of the following:

Sales (decrease)/increase due to:	2009	2008	2007
Volume	(0.2)%	1.1	10.1
Price	(0.1)	0.8	1.4
Currency	(2.6)	2.4	3.1
Total	**(2.9)%**	**4.3**	**14.6**

Sales by U.S. companies were $30.9 billion in 2009, $32.3 billion in 2008 and $32.4 billion in 2007. This represents a decrease of 4.4% in 2009, a decrease of 0.4% in 2008 and an increase of 9.0% in 2007. Sales by international companies were $31.0 billion in 2009, $31.4 billion in 2008 and $28.7 billion in 2007. This represents a decrease of 1.4% in 2009 and increases of 9.7% and 21.7% in 2008 and 2007, respectively.



U.S. and International Sales for 10 Years
(in billions of dollars)
U.S.
International
70
60
50
40
30
20
10
0
99 00 01 02 03 04 05 06 07 08 09



Sales by Segment
(in billions of dollars)
Consumer
Pharmaceutical
Medical Devices and Diagnostics
70
60
50
40
30
20
10
0
07
08
09

The five-year compound annual growth rates for worldwide, U.S. and international sales were 5.5%, 2.2% and 9.6%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 8.5%, 7.1% and 10.1%, respectively.



Sales by Geographic Region
(in billions of dollars)
U.S.
Europe
Western Hemisphere excluding U.S.
Asia Pacific, Africa
70
60
50
40
30
20
10
0
07
08
09

Sales in Europe experienced a decline of 5.1% including operational growth of 2.1% and a negative impact from currency of 7.2%. Sales in the Western Hemisphere (excluding the U.S.) experienced a decline of 0.3% including operational growth of 8.8% and a negative impact from currency of 9.1%. Sales in the Asia-Pacific, Africa region achieved growth of 4.6%, including operational growth of 4.4% and an increase of 0.2% related to the positive impact of currency.

In 2009, 2008 and 2007, the Company did not have a customer that represented 10% or more of total consolidated revenues.

2009 results benefited from the inclusion of a 53rd week. (See Note 1 to the Consolidated Financial Statements for Annual Closing Date details). The Company estimated that the fiscal year 2009 growth rate was enhanced by approximately 0.5%. While the additional week added a few days to sales, it also added a full week's worth of operating costs; therefore, the net earnings impact was negligible.

Analysis of Sales by Business Segments

CONSUMER SEGMENT

Consumer segment sales in 2009 were $15.8 billion, a decrease of 1.6% from 2008 with 2.0% of this change due to operational growth and negative currency impact of 3.6%. U.S. Consumer segment sales were $6.8 billion, a decrease of 1.4%. International sales were $9.0 billion, a decrease of 1.7%, with growth of 4.7% achieved by operations and a decrease of 6.4% resulting from the negative impact of currency fluctuations.

The Over-the-Counter (OTC) Pharmaceuticals and Nutritionals franchise sales were $5.6 billion, a decrease of 4.5% from 2008. This was primarily due to the negative impact of currency and lower sales of the over-the-counter ZYRTEC® allergy product line related to the initial build of inventory by the trade during the 2008 launch year. This was partially offset by sales growth in the SPLENDA® sweetener product line. The U.S. Food and Drug Administration (FDA) is currently considering certain recommendations made by its advisory committee for reducing the potential for overdose with acetaminophen, the active ingredient in TYLENOL® brand products. The Company has provided the FDA with its own recommendations and will continue to be actively engaged with the FDA on this topic. In December 2009, the Company announced a voluntary recall of all lots of TYLENOL® Arthritis Pain 100 count with EZ-OPEN CAP following reports of an uncharacteristic smell; however, there was an insignificant impact on sales. In January 2010, the Company has undertaken a broader voluntary recall of TYLENOL® and certain OTC products as a precautionary action.

The Skin Care franchise sales grew by 2.5% to $3.5 billion in 2009. The sales growth was primarily due to the AVEENO®, NEUTROGENA®, and DABAO™ skin care lines. The Baby Care franchise sales were $2.1 billion, a decrease of 4.5% primarily due to the negative impact of currency and lower sales for Babycenter.com as a result of exiting the online retail business, partially offset by growth in the haircare product line. The Women's Health franchise sales were $1.9 billion, a decrease of 0.8% primarily due to the negative impact of currency partially offset by increased sales associated with the acquisition of a joint venture partner in France in the fiscal

Major Consumer Franchise Sales:

(Dollars in Millions)	2009	2008	2007	% Change '09 vs. '08	% Change '08 vs. '07
OTC Pharmaceuticals & Nutritionals	$ 5,630	5,894	5,142	(4.5)%	14.6
Skin Care	3,467	3,381	3,051	2.5	10.8
Baby Care	2,115	2,214	1,982	(4.5)	11.7
Women's Health	1,895	1,911	1,806	(0.8)	5.8
Oral Care	1,569	1,624	1,488	(3.4)	9.1
Wound Care/Other	1,127	1,030	1,024	9.4	0.6
Total	**$15,803**	**16,054**	**14,493**	**(1.6)%**	**10.8**

first quarter of 2009. Prior to the acquisition of the joint venture partner, sales by the joint venture were not recorded as part of the Company's sales to customers. The Oral Care franchise sales were $1.6 billion, a decrease of 3.4% due to softness in the category in the U.S., partially offset by growth of LISTERINE® mouthwash outside the U.S. The Wound Care/Other franchise sales grew by 9.4% to $1.1 billion primarily due to the recent acquisitions in the Wellness and Prevention platform and strong sales of PURELL® hand sanitizer.

Consumer segment sales in 2008 were $16.0 billion, an increase of 10.8% over 2007 with 8.3% of this change due to operational growth and the remaining 2.5% due to positive currency fluctuations. U.S. Consumer segment sales were $6.9 billion, an increase of 8.3%. International sales were $9.1 billion, an increase of 12.8%, with 8.3% as a result of operations and 4.5% due to currency fluctuations over 2007.

PHARMACEUTICAL SEGMENT

Pharmaceutical segment sales in 2009 were $22.5 billion, a decrease of 8.3% from 2008, with an operational decline of 6.1% and the remaining 2.2% due to the negative impact of currency fluctuations. U.S. sales were $13.0 billion, a decrease of 12.1%. International sales were $9.5 billion, a decrease of 2.6%, which included 3.0% operational growth and a decrease of 5.6% resulting from the negative impact of currency fluctuations.

REMICADE® (infliximab), a biologic approved for the treatment of a number of immune mediated inflammatory diseases, achieved sales of $4.3 billion in 2009, with growth of 14.8% over the prior year primarily attributable to strong overall market growth. REMICADE® is competing in a market which is experiencing increased competition due to new entrants and the expansion of indications for existing competitors.

PROCRIT® (Epoetin alfa) and EPREX® (Epoetin alfa) had combined sales of $2.2 billion in 2009, a decline of 8.7% compared to the prior year. Lower sales of PROCRIT® and EPREX® were due to the declining markets for Erythropoiesis Stimulating Agents (ESAs).

LEVAQUIN® (levofloxacin)/FLOXIN® (ofloxacin) sales were $1.6 billion, a decline of 2.6% versus the prior year, due to competition in the category. The patent for LEVAQUIN® (levofloxacin) in the U.S. will expire in December 2010. A pediatric extension was granted by the FDA, which extends market exclusivity in the U.S. through June 2011. The expiration of the product patent or loss of market exclusivity is likely to result in a significant reduction in sales.

RISPERDAL® CONSTA® (risperidone), a long-acting injectable for the treatment of schizophrenia, achieved sales of $1.4 billion in 2009, representing an increase of 8.9% as compared to the prior year. The growth was due to a positive shift from daily therapies to longer-acting RISPERDAL® CONSTA® and the launch of RISPERDAL® CONSTA® in Japan earlier in the year.

CONCERTA® (methylphenidate HCl), a product for the treatment of attention deficit hyperactivity disorder (ADHD), achieved sales of $1.3 billion in 2009, representing an increase of 6.3% over 2008. Sales results in 2008 were favorably impacted by approximately $115 million related to a change in the estimate of accrued sales reserves related to sales outside the U.S. Although the original CONCERTA® patent expired in 2004, the FDA has not approved any generic version that is substitutable for CONCERTA®. Parties have filed Abbreviated New Drug Applications (ANDAs) for generic versions of CONCERTA®, which are pending and may be approved at any time. An approval would lead to a loss of exclusivity and is likely to result in a significant reduction in sales.

TOPAMAX® (topiramate), RISPERDAL® (risperidone), and DURAGESIC®/Fentanyl Transdermal (fentanyl transdermal system) experienced sales declines in 2009 of 57.9%, 57.7% and 14.3%, respectively, versus the prior year due to generic competition. Market exclusivity in the U.S. expired for TOPAMAX® (topiramate) in March 2009, RISPERDAL® oral in June 2008 and DURAGESIC® in January 2005.

ACIPHEX®/PARIET® (rabeprazole sodium) experienced a sales decline of 5.4% due to competition in the category.

In 2009, Other Pharmaceutical sales were $7.6 billion, representing a growth of 6.6% over the prior year. Contributors to the increase were sales of VELCADE® (bortezomib), a product for the treatment of multiple myeloma; PREZISTA® (darunavir), for the treatment of HIV/AIDS patients; INTELENCE™ (etravirine), for HIV combination therapy and INVEGA® (paliperidone), a once-daily atypical antipsychotic. The growth was partially offset by the impact of a generic version of ORTHO TRI-CYCLEN® LO shipped by a competitor. Subsequently, the generic manufacturer recognized the validity of the patent, paid damages for its infringing sales and ceased further shipments of the product.

During 2009, the Company received regulatory approval for several new molecular entities (NMEs), including STELARA™ (ustekinumab) in the U.S. and European Union (EU) for the treatment of moderate-to-severe plaque psoriasis; INVEGA® SUSTENNA™ (paliperidone palmitate) extended-release injectable suspension in the U.S. for the acute and maintenance treatment of schizophrenia; SIMPONI™ (golimumab) in the U.S. and EU for the treatment of moderate-to-severe, active rheumatoid arthritis (RA), active and progressive psoriatic arthritis (PsA) and severe, active ankylosing spondylitis (AS); and PRILIGY™ (dapoxetine) in several countries for the on-demand treatment of premature ejaculation. NUCYNTA™ (tapentadol) Immediate Release Tablets, for relief

Major Pharmaceutical Product Revenues:

				% Change	
(Dollars in Millions)	2009	2008	2007	'09 vs. '08	'08 vs. '07
REMICADE® (infliximab)	$ 4,304	3,748	3,327	14.8%	12.7
PROCRIT®/EPREX® (Epoetin alfa)	2,245	2,460	2,885	(8.7)	(14.7)
LEVAQUIN®/FLOXIN® (levofloxacin/ofloxacin)	1,550	1,591	1,646	(2.6)	(3.3)
RISPERDAL® CONSTA® (risperidone)	1,425	1,309	1,128	8.9	16.0
CONCERTA® (methylphenidate HCl)	1,326	1,247	1,028	6.3	21.3
TOPAMAX® (topiramate)	1,151	2,731	2,453	(57.9)	11.3
ACIPHEX®/PARIET® (rabeprazole sodium)	1,096	1,158	1,357	(5.4)	(14.7)
RISPERDAL® (risperidone)	899	2,126	3,420	(57.7)	(37.8)
DURAGESIC®/Fentanyl Transdermal (fentanyl transdermal system)	888	1,036	1,164	(14.3)	(11.0)
Other Pharmaceuticals	7,636	7,161	6,458	6.6	10.9
Total	**$22,520**	**24,567**	**24,866**	**(8.3)%**	**(1.2)**

of moderate to severe acute pain, was also launched in the U.S. in 2009.

The Company also received approvals expanding the indications for several key products, including INVEGA® (paliperidone) extended-release tablets in the U.S. for the acute treatment of schizoaffective disorder; RISPERDAL® CONSTA® (risperidone) Long-Acting Treatment in the U.S. as both monotherapy and adjunctive therapy to lithium or valproate in the maintenance treatment of Bipolar I Disorder, as well as for the treatment of schizophrenia in Japan; PREZISTA® (darunavir) in the EU with low-dose ritonavir as part of combination therapy in treatment-naïve adults, as well as for treatment-experienced pediatric patients with HIV.

The Company submitted a New Drug Application (NDA) to the FDA for tapentadol extended release (ER) tablets, an investigational oral analgesic for the management of moderate to severe chronic pain in patients 18 years of age or older. In addition, the Company also invested in a number of new platforms for growth in Oncology, Alzheimer's disease and vaccines for the treatment and prevention of influenza and other infectious and non-infectious diseases.

Pharmaceutical segment sales in 2008 were $24.6 billion, a decrease of 1.2% from 2007, with an operational decline of 3.1% and 1.9% increase due to the positive impact of currency fluctuations. U.S. Pharmaceutical segment sales were $14.9 billion, a decrease of 4.9%. International Pharmaceutical segment sales were $9.7 billion, an increase of 5.1%, which included 0.1% of operational growth and 5.0% related to the positive impact of currency fluctuations.

MEDICAL DEVICES AND DIAGNOSTICS SEGMENT

The Medical Devices and Diagnostics segment achieved sales of $23.6 billion in 2009, representing an increase of 1.9% over the prior year, with operational growth of 4.2% and a negative currency impact of 2.3%. U.S. sales were $11.0 billion, an increase of 4.5% over the prior year. International sales were $12.6 billion, a decrease of 0.2%, with growth of 4.0% from operations and a decrease of 4.2% resulting from the negative impact of currency fluctuations.

The DePuy franchise achieved sales of $5.4 billion in 2009, a 4.6% increase over the prior year. This was primarily due to growth in the spine, hip and knee product lines. Additionally, new product launches in the Mitek sports medicine product line contributed to the growth.

The Ethicon Endo-Surgery franchise achieved sales of $4.5 billion in 2009, a 4.8% increase over the prior year. This was attributable to growth in the endoscopy, HARMONIC®, ENSEAL® and Advanced Sterilization product lines.

The Ethicon franchise achieved sales of $4.1 billion in 2009, a 7.3% increase over the prior year. This was attributable to growth in the sutures, biosurgical and mesh product lines in addition to sales of newly acquired products from the acquisitions of Omrix Biopharmaceuticals, Inc. and Mentor Corporation. The growth was partially offset by the divestiture of the Professional Wound Care business of Ethicon, Inc. in the fiscal fourth quarter of 2008.

Sales in the Cordis franchise were $2.7 billion, a decline of 10.3% versus the prior year. The decline reflects lower sales of the CYPHER® Sirolimus-eluting Coronary Stent due to increased global competition. The decline was partially offset by growth of the Biosense Webster business.

The Vision Care franchise achieved sales of $2.5 billion in 2009, a 0.2% increase over prior year primarily related to growth in the Astigmatic contact lens product line offset by the negative impact of currency.

Sales in the Diabetes Care franchise were $2.4 billion in 2009, a decline of 3.7% versus the prior year. Declines in the LifeScan product line were partially offset by growth of the Animas insulin delivery business resulting from new product launches and continued development in international markets.

The Ortho-Clinical Diagnostics franchise achieved sales of $2.0 billion in 2009, a 6.6% increase over the prior year primarily attributable to the recent launch of the VITROS® 3600 and 5600 analyzers.

The Medical Devices and Diagnostics segment achieved sales of $23.1 billion in 2008, representing an increase of 6.4% over the prior year, with operational growth of 3.5% and 2.9% due to a positive impact from currency fluctuations. U.S. sales were $10.5 billion, an increase of 1.0%. International sales were $12.6 billion, an increase of 11.3%, with 5.8% from operations and a positive currency impact of 5.5%.

Analysis of Consolidated Earnings Before Provision for Taxes on Income

Consolidated earnings before provision for taxes on income decreased by $1.1 billion to $15.8 billion in 2009 as compared to the $16.9 billion earned in 2008, a decrease of 6.9%. The decrease was primarily related to lower sales, the negative impact of product mix, lower interest income due to lower rates of interest earned and restructuring charges of $1.2 billion. This was partially offset by lower selling, marketing and administrative expenses due to cost containment efforts across all the businesses. 2008 included purchased in-process research and development (IPR&D) charges of $0.2 billion and increased investment spending in selling, marketing and administrative expenses utilized from the proceeds associated with the divestiture of the Professional Wound Care business of Ethicon, Inc. The increase in 2008 of 27.4% over the $13.3 billion in 2007 was primarily due to lower IPR&D charges of $0.6 billion, gains from divestitures of $0.5 billion and higher litigation gains of $0.5 billion versus restructuring charges of $0.7 billion and the write-down of the NATRECOR® intangible asset of $0.7 billion recorded in 2007. As a percent to sales, consolidated

Major Medical Devices and Diagnostics Franchise Sales*:

(Dollars in Millions)	2009	2008	2007	% Change '09 vs. '08	% Change '08 vs. '07
DEPUY®	$ 5,372	5,136	4,698	4.6%	9.3
ETHICON ENDO-SURGERY®	4,492	4,286	3,834	4.8	11.8
ETHICON®	4,122	3,840	3,603	7.3	6.6
CORDIS®	2,679	2,988	3,314	(10.3)	(9.8)
Vision Care	2,506	2,500	2,209	0.2	13.2
Diabetes Care	2,440	2,535	2,373	(3.7)	6.8
ORTHO-CLINICAL DIAGNOSTICS®	1,963	1,841	1,705	6.6	8.0
Total	**$23,574**	**23,126**	**21,736**	**1.9%**	**6.4**

** Prior year amounts have been reclassified to conform to current presentation.*

earnings before provision for taxes on income in 2009 was 25.4% versus 26.5% in 2008.

The sections that follow highlight the significant components of the changes in consolidated earnings before provision for taxes on income.

Cost of Products Sold and Selling, Marketing and Administrative Expenses: Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

% of Sales	2009	2008	2007
Cost of products sold	29.8%	29.1	29.1
Percent point increase over the prior year	0.7	—	0.9
Selling, marketing and administrative expenses	32.0	33.7	33.5
Percent point (decrease)/increase over the prior year	(1.7)	0.2	0.8

In 2009, cost of products sold as a percent to sales increased primarily due to the continued negative impact of product mix and inventory write-offs associated with the restructuring activity. Additionally, 2008 included some non-recurring positive items. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2009 primarily due to cost containment efforts across all the businesses and the annualized savings recognized from the 2007 restructuring program. Additionally, 2008 utilized the proceeds associated with the divestiture of the Professional Wound Care business of Ethicon, Inc. to fund increased investment spending.

In 2008, cost of products sold as a percent to sales remained flat to the prior year. The change in the mix of businesses, with higher sales growth in the Consumer business and a slight sales decline in the Pharmaceutical business, had a negative impact on the cost of products sold as a percent to sales. In 2008, this was offset by manufacturing efficiencies and non-recurring positive items in 2008 and negative items in 2007. There was an increase in the percent to sales of selling, marketing and administrative expenses in 2008 primarily due to the change in the mix of businesses, whereby a greater proportion of sales were attributable to the Consumer segment, which has higher selling, marketing and administrative spending. Additionally, in 2008 the Company utilized the gain associated with the divestiture of the Professional Wound Care business of Ethicon, Inc. to fund increased investment spending. This was partially offset by ongoing cost containment efforts.

In 2007, there was an increase in the percent to sales of cost of products sold primarily due to the impact of newly acquired consumer brands. There was an increase in the percent to sales of selling, marketing and administrative expenses in 2007 primarily due to the impact of newly acquired consumer brands partially offset by cost containment efforts.

Research and Development expense (excluding purchased in-process research and development charges) by segment of business was as follows:

	2009		2008		2007	
(Dollars in Millions)	Amount	% of Sales*	Amount	% of Sales*	Amount	% of Sales*
Consumer	$ 632	4.0%	624	3.9	564	3.9
Pharmaceutical	4,591	20.4	5,095	20.7	5,265	21.2
Medical Devices and Diagnostics	1,763	7.5	1,858	8.0	1,851	8.5
Total research and development expense	$6,986	11.3%	7,577	11.9	7,680	12.6
Percent (decrease)/increase over the prior year	(7.8)%		(1.3)		7.8	

As a percent to segment sales

Research and Development Expense: Research and development activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of consumers and patients.

In 2009 and 2008, the reduction in the Pharmaceutical research and development spending was primarily due to increased efficiencies in Pharmaceutical research and development activities.

Restructuring: In 2009, the Company announced global restructuring initiatives that are expected to generate pre-tax, annual cost savings of $1.4 - $1.7 billion when fully implemented in 2011, with $0.8 - $0.9 billion expected to be achieved in 2010. The associated savings will provide additional resources to invest in new growth platforms; ensure the successful launch of the Company's many new products and continued growth of the core businesses; and provide flexibility to adjust to the changed and evolving global environment. In the fiscal fourth quarter of 2009 the Company recorded a pre-tax charge of $1.2 billion, of which $113 million is included in cost of products sold.

The restructuring program announced in 2007 has been completed. See Note 22 to the Consolidated Financial Statements for additional details related to the restructuring.

Purchased In-Process Research and Development: In 2009, in accordance with U.S. GAAP for business combinations, purchased in-process research and development (IPR&D) is no longer expensed but capitalized and tested for impairment. The Company capitalized $1.7 billion of IPR&D in 2009, primarily associated with the acquisitions of Cougar Biotechnology, Inc. and substantially all of the assets and rights of Elan's Immunotherapy program.

In 2008, the Company recorded a charge for IPR&D of $181 million before and after tax related to the acquisitions of Amic AB, SurgRx, Inc., HealthMedia, Inc. and Omrix Biopharmaceuticals, Inc. HealthMedia, Inc, a privately held company that creates web-based behavior change interventions, accounted for $7 million before tax of the IPR&D charges and was included in the operating profit of the Consumer segment. The IPR&D charges for all of the following acquisitions were included in the operating profit of the Medical Devices and Diagnostics segment. Amic AB, a Swedish developer of in vitro diagnostic technologies for use in point-of-care and near-patient settings (outside the physical facilities of the clinical laboratory), accounted for $40 million before tax of the IPR&D charges. SurgRx, Inc., a privately held developer of the advanced bipolar tissue sealing system used in the ENSEAL® family of devices, accounted for $7 million before tax of the IPR&D charges. Omrix Biopharmaceuticals, Inc., a fully integrated biopharmaceutical company that develops and markets biosurgical and immunotherapy products, accounted for $127 million before tax of the IPR&D charges.

In 2007, the Company recorded a charge for IPR&D of $807 million before and after tax related to the acquisition of Conor Medsystems, Inc. The IPR&D charge was included in the operating profit of the Medical Devices and Diagnostics segment.

Other (Income) Expense, Net: Other (income) expense, net includes gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation, gains and losses on the disposal of property, plant and equipment, currency gains and losses, non-controlling interests, litigation settlements and liabilities and royalty income. The unfavorable change of $0.5 billion in other (income) expense, net from 2009 to 2008 was primarily due to a gain of $0.5 billion from the divestiture of the Professional Wound Care business of Ethicon, Inc. in 2008.

In 2008, other (income) expense, net included income from net litigation settlements and awards of $0.5 billion and a gain of $0.5 billion from the divestiture of the Professional Wound Care business of Ethicon, Inc. In 2007, other (income) expense, net included a charge of $0.7 billion before tax related to the NATRECOR® intangible asset write-down.

OPERATING PROFIT BY SEGMENT

Operating profits by segment of business were as follows:

(Dollars in Millions)	2009	2008	Percent of Segment Sales 2009	2008
Consumer	$ 2,475	2,674	15.7%	16.7
Pharmaceutical	6,413	7,605	28.5	31.0
Med Devices and Diagnostics	7,694	7,223	32.6	31.2
Total [1]	16,582	17,502	26.8	27.4
Less: Expenses not allocated to segments [2]	827	573		
Earnings before provision for taxes on income	$15,755	16,929	25.4%	26.5

[1] See Note 18 to the Consolidated Financial Statements for more details.

[2] Amounts not allocated to segments include interest (income) expense, non-controlling interests, and general corporate (income) expense.


Operating Profit by Segment
(in billions of dollars)
Consumer
Pharmaceutical
Medical Devices and Diagnostics
18
15
12
9
6
3
0
07
08
09

Consumer Segment: In 2009, Consumer segment operating profit decreased 7.4% from 2008. The primary reasons for the decrease in operating profit was $369 million of restructuring charges, partially offset by cost containment initiatives in 2009. In 2008, Consumer segment operating profit increased 17.4% from 2007. Cost synergies, lower integration costs in 2008 related to the acquisition of the Consumer Healthcare business of Pfizer Inc., and other cost containment initiatives contributed to the increased operating profit in 2008.

Pharmaceutical Segment: In 2009, Pharmaceutical segment operating profit decreased 15.7% from 2008. The primary reasons for the decrease in operating profit were $496 million of restructuring charges, $92 million of litigation expense and negative product mix due to the loss of market exclusivity for TOPAMAX® and RISPERDAL® oral. In 2008, Pharmaceutical segment operating profit increased 16.3% from 2007. The primary driver of the improved operating profit in 2008 was due to the restructuring charges of $429 million and $678 million for the NATRECOR® intangible asset write-down recorded in 2007.

Medical Devices and Diagnostics Segment: In 2009, the operating profit in the Medical Devices and Diagnostics segment increased 6.5% from 2008. The improved operating profit was due to $478 million gain from net litigation settlements, favorable product mix, manufacturing efficiencies and cost containment initiatives related to selling, marketing and administrative expenses. This was partially offset by $321 million in restructuring charges. In 2008, the operating profit in the Medical Devices and Diagnostics segment increased 49.1% from 2007. The improved operating profit was the result of the $429 million gain from net litigation settlements, favorable product mix, manufacturing efficiencies and lower IPR&D charges of $174 million in 2008 versus $807 million in 2007. Additionally, $301 million of restructuring charges were recorded in 2007.

Interest (Income) Expense: Interest income in 2009 decreased by $271 million due to lower rates of interest earned despite higher average cash balances. The cash balance, including marketable securities, was $19.4 billion at the end of 2009, and averaged $15.6 billion as compared to the $12.2 billion average cash balance in 2008. The increase in the average cash balance was primarily due to cash generated from operating activities.

Interest expense in 2009 increased by $16 million due to a higher debt balance. The net debt balance at the end of 2009 was $14.5 billion as compared to $11.9 billion at the end of 2008. The higher average debt balance of $13.5 billion in 2009 versus $12.9 billion in 2008 was primarily related to funding acquisitions and investments and the purchase of the Company's Common Stock under the ongoing Common Stock repurchase program announced on July 9, 2007.

Interest income in 2008 decreased by $91 million due to lower rates of interest earned despite higher average cash balances. The cash balance, including marketable securities, was $12.8 billion at the end of 2008, and averaged $12.2 billion as compared to the $6.6 billion average cash balance in 2007. The increase in the average cash balance was primarily due to cash generated from operating activities.

Interest expense in 2008 increased by $139 million due to a higher debt balance. In the second half of 2007 the Company converted some of its short-term debt to fixed long-term debt at higher interest rates. The net debt balance at the end of 2008 was $11.9 billion as compared to $9.5 billion at the end of 2007. The higher debt balance in 2008 was primarily due to the purchase of the Company's Common Stock under the ongoing Common Stock repurchase program announced on July 9, 2007 and to fund acquisitions.

Interest income in 2007 decreased by $377 million due to lower average cash balances. The decline in the average cash balance was primarily due to the acquisition of the Consumer Healthcare business of Pfizer Inc. on December 20, 2006.

Interest expense in 2007 increased by $233 million as compared to prior year due to a higher average debt balance. The net debt balance at the end of 2007 was $9.5 billion as compared to $6.6 billion at the end of 2006. The higher debt balance in 2007 was due to the debt associated with the acquisition of the Consumer Healthcare business of Pfizer Inc. and the Common Stock repurchase program announced in 2007.

Provision for Taxes on Income: The worldwide effective income tax rate was 22.1% in 2009, 23.5% in 2008 and 20.4% in 2007. The 2009 tax rate decreased as compared to 2008 due to increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions. The 2008 tax rate increased as compared to 2007 due to increases in taxable income in higher tax jurisdictions relative to taxable income in lower jurisdictions. In addition, the

2007 tax rate benefited from a one-time gain of $267 million related to a business restructuring of certain international subsidiaries.

Liquidity and Capital Resources

LIQUIDITY & CASH FLOWS

Cash and cash equivalents were $15.8 billion at the end of 2009 as compared with $10.8 billion at the end of 2008. The primary sources of cash that contributed to the $5.0 billion increase versus prior year were $16.6 billion of cash generated from operating activities and $2.5 billion net proceeds from long and short-term debt. The major uses of cash were capital spending of $2.4 billion, acquisitions of $2.5 billion, net investment purchases of $2.8 billion, dividends to shareholders of $5.3 billion and the repurchase of common stock, net of proceeds from the exercise of options, of $1.2 billion.

Cash Flows from operations were $16.6 billion in 2009. The major sources of cash flow were net income of $12.3 billion, adjusted for non-cash charges for depreciation, amortization and stock based compensation of $3.4 billion, restructuring reserves of $1.1 billion and accounts receivable and inventories of $0.5 billion. The remaining changes to operating cash flow were a use of funds of $0.7 billion related to pension plan contributions and decreases in accounts payable partially offset by decreases in other receivables, prepaid expenses and deferred taxes.

In 2009, the Company continued to have access to liquidity through the commercial paper market. For additional details on borrowings, see Note 7 to the Consolidated Financial Statements.

The Company anticipates that operating cash flows, existing credit facilities and access to the commercial paper markets will provide sufficient resources to fund operating needs in 2010.


Operating Cash Flow and Capital Expenditures
(in billions of dollars)
Capital Expenditures
Operating Cash Flow
18
15
12
9
6
3
0
07
08
09

FINANCING AND MARKET RISK

The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency transactions primarily related to product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the January 3, 2010 market rates would increase the unrealized value of the Company's forward contracts by $296 million. Conversely, a 10% depreciation of the U.S. Dollar from the January 3, 2010 market rates would decrease the unrealized value of the Company's forward contracts by $361 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction and, therefore, would have no impact on future anticipated earnings and cash flows.

The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company's interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company's swap contracts by approximately $185 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction and therefore would have no impact on future anticipated cash flows.

The Company does not enter into financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and there is no significant concentration of exposure with any one counterparty. Management believes the risk of loss is remote.

The Company has access to substantial sources of funds at numerous banks worldwide. In September 2009, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion, which expires September 23, 2010. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreement are not material.

Total borrowings at the end of 2009 and 2008 were $14.5 billion and $11.9 billion, respectively. The increase in borrowings between 2009 and 2008 was a result of financing general corporate purposes and the continuation of the Common Stock repurchase program announced in 2007. In 2009, net cash (cash and current marketable securities, net of debt) was $4.9 billion compared to net cash of $1.0 billion in 2008. Total debt represented 22.3% of total capital (shareholders' equity and total debt) in 2009 and 21.8% of total capital in 2008. Shareholders' equity per share at the end of 2009 was $18.37 compared with $15.35 at year-end 2008, an increase of 19.7%.

Johnson & Johnson continues to be one of a few industrial companies with a Triple A credit rating. A summary of borrowings can be found in Note 7 to the Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations, primarily lease, debt and unfunded retirement plans, with no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company's contractual obligations and their aggregate maturities as of January 3, 2010 (see Notes 7, 10 and 16 to the Consolidated Financial Statements for further details):

(Dollars in Millions)	Long-term Debt Obligations	Interest on Debt Obligations	Unfunded Retirement Plans	Operating Leases	Total
2010	$ 34	469	66	178	747
2011	35	465	65	150	715
2012	615	442	69	128	1,254
2013	507	410	73	103	1,093
2014	9	402	76	87	574
After 2014	7,057	4,525	474	94	12,150
Total	**$8,257**	**6,713**	**823**	**740**	**16,533**

For tax matters, see Note 8 to the Consolidated Financial Statements.

SHARE REPURCHASE AND DIVIDENDS

On July 9, 2007, the Company announced that its Board of Directors approved a stock repurchase program, authorizing the Company to buy back up to $10.0 billion of the Company's Common Stock. The repurchase program has no time limit and may be suspended for periods or discontinued at any time. Any shares acquired will be available for general corporate purposes. The Company funds the share repurchase program through a combination of available cash and debt. As of January 3, 2010, the Company repurchased an aggregate of 140.4 million shares of Johnson & Johnson Common Stock under the current repurchase program at a cost of $8.9 billion. In addition, the Company has an annual program to repurchase shares for use in employee stock and incentive plans.

The Company increased its dividend in 2009 for the 47th consecutive year. Cash dividends paid were $1.930 per share in 2009, compared with dividends of $1.795 per share in 2008 and $1.620 per share in 2007. The dividends were distributed as follows:

	2009	2008	2007
First quarter	$0.460	0.415	0.375
Second quarter	0.490	0.460	0.415
Third quarter	0.490	0.460	0.415
Fourth quarter	0.490	0.460	0.415
Total	**$1.930**	**1.795**	**1.620**

On January 4, 2010, the Board of Directors declared a regular quarterly cash dividend of $0.490 per share, payable on March 9, 2010, to shareholders of record as of February 23, 2010. The Company expects to continue the practice of paying regular cash dividends.

Other Information

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of results of operations and financial condition are based on the Company's consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP). The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. The Company believes that the understanding of certain key accounting policies and estimates are essential in achieving more insight into the Company's operating results and financial condition. These key accounting policies include revenue recognition, income taxes, legal and self-insurance contingencies, valuation of long-lived assets, assumptions used to determine the amounts recorded for pensions and other employee benefit plans and accounting for stock options.

Revenue Recognition: The Company recognizes revenue from product sales when goods are shipped or delivered, and title and risk of loss pass to the customer. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are accounted for as reductions in sales in the same period the related sales are recorded.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, the largest being the Medicaid rebate provision, are estimated based on contractual terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third-party sell-through and market research data, as well as internally generated information.

Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals.

Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales.

The Company's sales return reserves are accounted for in accordance with the U.S. GAAP guidance for revenue recognition when right of return exists. Sales return reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices and Diagnostics segment are typically resalable but are not material. The Company rarely exchanges products from inventory for returned products. The sales returns reserve for the total Company has ranged between 1.1% and 1.2% of annual net trade sales during the prior three fiscal reporting years 2007-2009.

Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on estimated sales volumes for the incentive period and are recorded as products are sold. The Company also earns service revenue for co-promotion of certain products. For all years presented, service revenues were less than 2% of total revenues and are included in sales to customers. Additionally, these arrangements are evaluated to determine the appropriate amounts to be deferred.

In addition, the Company enters into collaboration arrangements, which contain multiple revenue generating activities. The revenue for these arrangements is recognized as each activity is performed or delivered, based on the relative fair value. Upfront fees received as part of these arrangements are deferred and recognized as revenue earned over the obligation period. See Note 1 to the Consolidated Financial Statements for additional disclosures on collaborations.

Reasonably likely changes to assumptions used to calculate the accruals for rebates, returns and promotions are not anticipated to have a material effect on the financial statements. The Company currently discloses the impact of changes to assumptions in the quarterly or annual filing in which there is a material financial statement impact.

Below are tables which show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the fiscal years ended January 3, 2010 and December 28, 2008.

CONSUMER SEGMENT

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/ Other	Balance at End of Period
2009				
Accrued rebates[1]	$131	380	(390)	121
Accrued returns	115	134	(122)	127
Accrued promotions	202	1,996	(1,926)	272
Subtotal	$448	2,510	(2,438)	520
Reserve for doubtful accounts	110	23	(26)	107
Reserve for cash discounts	22	285	(286)	21
Total	**$580**	**2,818**	**(2,750)**	**648**
2008				
Accrued rebates[1]	$217	300	(386)	131
Accrued returns	113	135	(133)	115
Accrued promotions	297	2,369	(2,464)	202
Subtotal	$627	2,804	(2,983)	448
Reserve for doubtful accounts	71	41	(2)	110
Reserve for cash discounts	23	272	(273)	22
Total	**$721**	**3,117**	**(3,258)**	**580**

[1] *Includes reserve for customer rebates of $46 million at January 3, 2010 and $73 million at December 28, 2008, recorded as a contra asset.*

PHARMACEUTICAL SEGMENT

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/ Other	Balance at End of Period
2009				
Accrued rebates[1]	$1,261	3,975	(4,172)	1,064
Accrued returns	490	147	(295)	342
Accrued promotions	107	330	(353)	84
Subtotal	$1,858	4,452	(4,820)	1,490
Reserve for doubtful accounts	48	37	(2)	83
Reserve for cash discounts	23	462	(437)	48
Total	**$1,929**	**4,951**	**(5,259)**	**1,621**
2008				
Accrued rebates[1]	$1,249	3,331	(3,319)	1,261
Accrued returns	345	168	(23)	490
Accrued promotions	263	414	(570)	107
Subtotal	$1,857	3,913	(3,912)	1,858
Reserve for doubtful accounts	26	24	(2)	48
Reserve for cash discounts	24	376	(377)	23
Total	**$1,907**	**4,313[2]**	**(4,291)**	**1,929**

[1] *Includes reserve for customer rebates of $372 million at January 3, 2010 and $344 million at December 28, 2008, recorded as a contra asset.*

[2] *Includes $115 million adjustment related to previously estimated accrued sales reserves.*

MEDICAL DEVICES AND DIAGNOSTICS SEGMENT

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/ Other	Balance at End of Period
2009				
Accrued rebates[1]	$416	2,229	(2,191)	454
Accrued returns	189	74	(43)	220
Accrued promotions	47	120	(94)	73
Subtotal	$652	2,423	(2,328)	747
Reserve for doubtful accounts	109	50	(16)	143
Reserve for cash discounts	34	416	(418)	32
Total	**$795**	**2,889**	**(2,762)**	**922**
2008				
Accrued rebates[1]	$336	1,947	(1,867)	416
Accrued returns	190	99	(100)	189
Accrued promotions	18	208	(179)	47
Subtotal	$544	2,254	(2,146)	652
Reserve for doubtful accounts	96	36	(23)	109
Reserve for cash discounts	24	257	(247)	34
Total	**$664**	**2,547[2]**	**(2,416)**	**795**

[1] *Includes reserve for customer rebates of $311 million at January 3, 2010 and $304 million at December 28, 2008, recorded as a contra asset.*

[2] *Includes $56 million adjustment related to previously estimated sales rebate reserve.*

Income Taxes: Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any difference between GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on current tax regulations and rates. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities in the future. Management believes that changes in these estimates would not have a material effect on the Company's results of operations, cash flows or financial position.

In 2007, in accordance with U.S. GAAP the Company adopted the standard related to accounting for uncertainty in income taxes. The Codification prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Codification also provides guidance on derecognition, classification and other matters. See Note 8 to the Consolidated Financial Statements for further information regarding income taxes.

At January 3, 2010 and December 28, 2008, the cumulative amounts of undistributed international earnings were approximately $32.2 billion and $27.7 billion, respectively. The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded with respect to the undistributed portion not intended for repatriation.

Legal and Self Insurance Contingencies: The Company records accruals for various contingencies including legal proceedings and product liability cases as these arise in the normal course of business. The accruals are based on management's judgment as to the probability of losses and, where applicable, actuarially determined estimates. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from third-party insurers.

Long-Lived and Intangible Assets: The Company assesses changes in economic conditions and makes assumptions regarding estimated future cash flows in evaluating the value of the Company's property, plant and equipment, goodwill and intangible assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges.

Employee Benefit Plans: The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. These plans are based on assumptions for the discount rate, expected return on plan assets, expected salary increases and health care cost trend rates. See Note 10 to the Consolidated Financial Statements for further details on these rates and the effect a rate change would have on the Company's results of operations.

Stock Based Compensation: The Company recognizes compensation expense associated with the issuance of equity instruments to employees for their services. The fair value of each award is estimated on the date of grant using the Black-Scholes option valuation model and is expensed in the financial statements over the vesting period. The input assumptions used in determining fair value are the expected life, expected volatility, risk-free rate and the dividend yield. See Note 17 to the Consolidated Financial Statements for additional information.

NEW ACCOUNTING PRONOUNCEMENTS

Refer to Note 1 to the Consolidated Financial Statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of January 3, 2010.

ECONOMIC AND MARKET FACTORS

The Company is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, the Company has a long-standing policy of pricing products responsibly. For the period 1999–2009, in the United States, the weighted average compound annual growth rate of the Company's net price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).

Inflation rates continue to have an effect on worldwide economies and, consequently, on the way companies operate. The Company will account for operations in Venezuela as highly inflationary in 2010, as the prior three-year cumulative inflation rate has surpassed 100%. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

The Company is exposed to fluctuations in currency exchange rates. A 1% change in the value of the U.S. dollar as compared to all foreign currencies in which the Company had sales, income or expense in 2009 would have increased or decreased the translation of foreign sales by $300 million and income by $50 million.

The Company faces various worldwide health care changes that may continue to result in pricing pressures that include health care cost containment and government legislation relating to sales, promotions and reimbursement.

Changes in the behavior and spending patterns of purchasers of health care products and services, including delaying medical procedures, rationing prescription medications, reducing the frequency of physician visits and foregoing health care insurance coverage, as a result of the current global economic downturn may continue to impact the Company's businesses.

The Company also operates in an environment which has become increasingly hostile to intellectual property rights. Generic drug firms have filed Abbreviated New Drug Applications (ANDAs) seeking to market generic forms of most of the Company's key pharmaceutical products, prior to expiration of the applicable patents covering those products. In the event the Company is not successful in defending the patent claims challenged in ANDA filings, the generic firms will then introduce generic versions of the product at issue, resulting in the potential for substantial market share and revenue losses for that product. For further information see the discussion on "Litigation Against Filers of Abbreviated New Drug Applications" in Note 21 to the Consolidated Financial Statements.

LEGAL PROCEEDINGS

The Company is involved in numerous product liability cases in the United States, many of which concern alleged adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use which accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by existing amounts accrued in the Company's balance sheet under its self-insurance program and by third-party product liability insurance.

The Company is also involved in a number of patent, trademark and other lawsuits, as well as investigations, incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities already accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial condition, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company's results of operations and cash flows for that period.

See Note 21 to the Consolidated Financial Statements for further information regarding legal proceedings.

COMMON STOCK MARKET PRICES

The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges for Johnson & Johnson common stock during 2009 and 2008 were:

	2009		2008	
	High	Low	High	Low
First quarter	$61.00	46.25	68.85	61.17
Second quarter	56.65	50.12	68.32	63.40
Third quarter	62.47	55.71	72.76	63.10
Fourth quarter	65.41	58.78	69.86	52.06
Year-end close	$64.41		58.56	

Cautionary Factors That May Affect Future Results

This Annual Report contains forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts and anticipate results based on management's plans that are subject to uncertainty. Forward-looking statements may be identified by the use of words such as "plans," "expects," "will," "anticipates," "estimates" and other words of similar meaning in conjunction with, among other things, discussions of future operations, financial performance, the Company's strategy for growth, product development, regulatory approval, market position and expenditures.

Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward-looking statement will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Investors should realize that if underlying assumptions prove inaccurate or that unknown risks or uncertainties materialize, actual results could vary materially from the Company's expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. The Company does not undertake to update any forward-looking statements as a result of new information or future events or developments.

Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; challenges to patents; U.S. and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; increased scrutiny of the health care industry by government agencies; product efficacy or safety concerns resulting in product recalls or regulatory action.

The Company's report on Form 10-K for the year ended January 3, 2010 includes, in Exhibit 99, a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Balance Sheets

Johnson & Johnson and Subsidiaries

At January 3, 2010 and December 28, 2008 (Dollars in Millions Except Share and Per Share Data) (Note 1)	2009	2008
Assets		
Current assets		
Cash and cash equivalents (Notes 1 and 2)	$15,810	10,768
Marketable securities (Notes 1 and 2)	3,615	2,041
Accounts receivable trade, less allowances for doubtful accounts $333 (2008, $268)	9,646	9,719
Inventories (Notes 1 and 3)	5,180	5,052
Deferred taxes on income (Note 8)	2,793	3,430
Prepaid expenses and other receivables	2,497	3,367
Total current assets	**39,541**	**34,377**
Property, plant and equipment, net (Notes 1 and 4)	14,759	14,365
Intangible assets, net (Notes 1 and 5)	16,323	13,976
Goodwill (Notes 1 and 5)	14,862	13,719
Deferred taxes on income (Note 8)	5,507	5,841
Other assets	3,690	2,634
Total assets	**$94,682**	**84,912**
Liabilities and Shareholders' Equity		
Current liabilities		
Loans and notes payable (Note 7)	$ 6,318	3,732
Accounts payable	5,541	7,503
Accrued liabilities	5,796	5,531
Accrued rebates, returns and promotions	2,028	2,237
Accrued salaries, wages and commissions	1,606	1,432
Accrued taxes on income	442	417
Total current liabilities	**21,731**	**20,852**
Long-term debt (Note 7)	8,223	8,120
Deferred taxes on income (Note 8)	1,424	1,432
Employee related obligations (Notes 9 and 10)	6,769	7,791
Other liabilities	5,947	4,206
Total liabilities	**44,094**	**42,401**
Shareholders' equity		
Preferred stock — without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock — par value $1.00 per share (Note 12) (authorized 4,320,000,000 shares; issued 3,119,843,000 shares)	3,120	3,120
Accumulated other comprehensive income (Note 13)	(3,058)	(4,955)
Retained earnings	70,306	63,379
	70,368	61,544
Less: common stock held in treasury, at cost (Note 12) (365,522,000 shares and 350,665,000 shares)	19,780	19,033
Total shareholders' equity	**50,588**	**42,511**
Total liabilities and shareholders' equity	**$94,682**	**84,912**

See Notes to Consolidated Financial Statements

Consolidated Statements of Earnings

Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures) (Note 1)	2009	2008	2007
Sales to customers	$61,897	63,747	61,095
Cost of products sold	18,447	18,511	17,751
Gross profit	43,450	45,236	43,344
Selling, marketing and administrative expenses	19,801	21,490	20,451
Research expense	6,986	7,577	7,680
Purchased in-process research and development (Note 20)	—	181	807
Interest income	(90)	(361)	(452)
Interest expense, net of portion capitalized (Note 4)	451	435	296
Other (income) expense, net	(526)	(1,015)	534
Restructuring (Note 22)	1,073	—	745
Earnings before provision for taxes on income	15,755	16,929	13,283
Provision for taxes on income (Note 8)	3,489	3,980	2,707
Net earnings	**$12,266**	**12,949**	**10,576**
Basic net earnings per share (Notes 1 and 15)	**$ 4.45**	**4.62**	**3.67**
Diluted net earnings per share (Notes 1 and 15)	**$ 4.40**	**4.57**	**3.63**
Cash dividends per share	**$ 1.930**	**1.795**	**1.620**
Basic average shares outstanding (Notes 1 and 15)	**2,759.5**	**2,802.5**	**2,882.9**
Diluted average shares outstanding (Notes 1 and 15)	**2,789.1**	**2,835.6**	**2,910.7**

See Notes to Consolidated Financial Statements

Consolidated Statements of Equity

Johnson & Johnson and Subsidiaries

(Dollars in Millions) (Note 1)	Total	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Common Stock Issued Amount	Treasury Stock Amount
Balance, December 31, 2006	**$39,318**		**49,290**	**(2,118)**	**3,120**	**(10,974)**
Net earnings	10,576	10,576	10,576			
Cash dividends paid	(4,670)		(4,670)			
Employee compensation and stock option plans	2,311		131			2,180
Conversion of subordinated debentures	9		(4)			13
Repurchase of common stock	(5,607)					(5,607)
Adoption of FIN 48	(19)		(19)			
Other	(24)		(24)			
Other comprehensive income, net of tax:						
Currency translation adjustment	786	786		786		
Unrealized gains on securities	23	23		23		
Employee benefit plans	670	670		670		
Losses on derivatives & hedges	(54)	(54)		(54)		
Reclassification adjustment		(5)				
Total comprehensive income		**11,996**				
Balance, December 30, 2007	**$43,319**		**55,280**	**(693)**	**3,120**	**(14,388)**
Net earnings	12,949	12,949	12,949			
Cash dividends paid	(5,024)		(5,024)			
Employee compensation and stock option plans	2,180		175			2,005
Conversion of subordinated debentures	—		(1)			1
Repurchase of common stock	(6,651)					(6,651)
Other comprehensive income, net of tax:						
Currency translation adjustment	(2,499)	(2,499)		(2,499)		
Unrealized losses on securities	(59)	(59)		(59)		
Employee benefit plans	(1,870)	(1,870)		(1,870)		
Gains on derivatives & hedges	166	166		166		
Reclassification adjustment		(27)				
Total comprehensive income		**8,660**				
Balance, December 28, 2008	**$42,511**		**63,379**	**(4,955)**	**3,120**	**(19,033)**
Net earnings	12,266	12,266	12,266			
Cash dividends paid	(5,327)		(5,327)			
Employee compensation and stock option plans	1,402		25			1,377
Conversion of subordinated debentures	2		(4)			6
Repurchase of common stock	(2,130)					(2,130)
Other	(33)		(33)			
Other comprehensive income, net of tax:						
Currency translation adjustment	1,363	1,363		1,363		
Unrealized losses on securities	(55)	(55)		(55)		
Employee benefit plans	565	565		565		
Gains on derivatives & hedges	24	24		24		
Total comprehensive income		**14,163**				
Balance, January 3, 2010	**$50,588**		**70,306**	**(3,058)**	**3,120**	**(19,780)**

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Johnson & Johnson and Subsidiaries

(Dollars in Millions) (Note 1)	2009	2008	2007
Cash flows from operating activities			
Net earnings	$ 12,266	12,949	10,576
Adjustments to reconcile net earnings to cash flows from operating activities:			
Depreciation and amortization of property and intangibles	2,774	2,832	2,777
Stock based compensation	628	627	698
Purchased in-process research and development	—	181	807
Intangible asset write-down (NATRECOR®)	—	—	678
Deferred tax provision	(436)	22	(1,762)
Accounts receivable allowances	58	86	22
Changes in assets and liabilities, net of effects from acquisitions:			
Decrease/(increase) in accounts receivable	453	(736)	(416)
Decrease/(increase) in inventories	95	(101)	14
(Decrease)/increase in accounts payable and accrued liabilities	(507)	(272)	2,642
Decrease/(increase) in other current and non-current assets	1,209	(1,600)	(1,578)
Increase in other current and non-current liabilities	31	984	564
Net cash flows from operating activities	**16,571**	**14,972**	**15,022**
Cash flows from investing activities			
Additions to property, plant and equipment	(2,365)	(3,066)	(2,942)
Proceeds from the disposal of assets	154	785	457
Acquisitions, net of cash acquired (Note 20)	(2,470)	(1,214)	(1,388)
Purchases of investments	(10,040)	(3,668)	(9,659)
Sales of investments	7,232	3,059	7,988
Other (primarily intangibles)	(109)	(83)	(368)
Net cash used by investing activities	**(7,598)**	**(4,187)**	**(5,912)**
Cash flows from financing activities			
Dividends to shareholders	(5,327)	(5,024)	(4,670)
Repurchase of common stock	(2,130)	(6,651)	(5,607)
Proceeds from short-term debt	9,484	8,430	19,626
Retirement of short-term debt	(6,791)	(7,319)	(21,691)
Proceeds from long-term debt	9	1,638	5,100
Retirement of long-term debt	(219)	(24)	(18)
Proceeds from the exercise of stock options/excess tax benefits	882	1,486	1,562
Net cash used by financing activities	**(4,092)**	**(7,464)**	**(5,698)**
Effect of exchange rate changes on cash and cash equivalents	161	(323)	275
Increase in cash and cash equivalents	5,042	2,998	3,687
Cash and cash equivalents, beginning of year (Note 1)	10,768	7,770	4,083
Cash and cash equivalents, end of year (Note 1)	**$ 15,810**	**10,768**	**7,770**
Supplemental cash flow data			
Cash paid during the year for:			
Interest	$ 533	525	314
Income taxes	2,363	4,068	4,099
Supplemental schedule of noncash investing and financing activities			
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds	$ 541	593	738
Conversion of debt	2	—	9
Acquisitions			
Fair value of assets acquired	$ 3,345	1,328	1,620
Fair value of liabilities assumed and non-controlling interests	(875)	(114)	(232)
Net cash paid for acquisitions	**$ 2,470**	**1,214**	**1,388**

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Johnson & Johnson and subsidiaries (the "Company"). Intercompany accounts and transactions are eliminated.

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS

The Company has approximately 115,500 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.

The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment manufactures and markets a broad range of products used in the baby care, skin care, oral care, wound care and women's health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed to the general public and sold both to retail outlets and distributors throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-infective, antipsychotic, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, urology and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis' circulatory disease management products; DePuy's orthopaedic joint reconstruction, spinal care and sports medicine products; Ethicon's surgical care, aesthetics and women's health products; Ethicon Endo-Surgery's minimally invasive surgical products; LifeScan's blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics' professional diagnostic products and Vistakon's disposable contact lenses.

NEW ACCOUNTING PRONOUNCEMENTS

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

During the fiscal fourth quarter of 2009, in accordance with U.S. GAAP, the Company adopted the authoritative guidance for employers' disclosures about postretirement benefit plan assets to enhance the disclosure regarding the types of assets and associated risks in an employer's defined benefit pension or other postretirement plan, as well as, events in the economy and markets that could have a significant effect on the value of the plan assets. The adoption of this standard did not have a material impact on the Company's results of operations, cash flows or financial position. See Note 10 for enhanced disclosures.

During the fiscal third quarter of 2009, the Company adopted *The FASB Accounting Standards Codification™ (ASC or Codification) and the Hierarchy of Generally Accepted Accounting Principles (GAAP)* which establishes the Codification as the sole source for authoritative U.S. GAAP and will supersede all accounting standards in U.S. GAAP, aside from those issued by the SEC. The adoption of the Codification did not have an impact on the Company's results of operations, cash flows or financial position. Since the adoption of the Accounting Standards Codification (ASC) the Company's notes to the consolidated financial statements will no longer make reference to Statement of Financial Accounting Standards (SFAS) or other U.S. GAAP pronouncements.

During the fiscal second quarter of 2009, in accordance with U.S. GAAP, the Company adopted the standards on subsequent events. This pronouncement establishes standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. See Note 23 for related disclosure.

During the fiscal first quarter of 2009, in accordance with U.S. GAAP, the Company adopted the standards on business combinations and non-controlling interests in Consolidated Financial Statements. These standards aim to improve, simplify, and converge internationally, the accounting for business combinations and the reporting of non-controlling interests in consolidated financial statements. These standards have an impact on the manner in which the Company accounts for acquisitions beginning in the fiscal year 2009. Significant changes include the capitalization of purchased in-process research and development (IPR&D), expensing of acquisition related restructuring actions and transaction related costs and the recognition of contingent purchase price consideration at fair value at the acquisition date. In addition, changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period will be recognized in earnings rather than as an adjustment to the cost of acquisition. This accounting treatment for taxes is applicable to acquisitions that occurred both prior and subsequent to the adoption of the standard. Operating profit attributable to non-controlling interests is reported in Other (Income) Expense, net and the related tax impact to the Provision for Taxes. Additionally, equity attributable to non-controlling interests is recorded in Other Non-Current liabilities. Non-controlling interests as related to the Company's financial statements are immaterial and therefore, not separately disclosed.

During the fiscal first quarter of 2009, in accordance with U.S. GAAP, the Company adopted the standard related to disclosures about derivative instruments and hedging activities, which enhanced the disclosure regarding the Company's derivative and hedging activities. The adoption of this standard did not have a material impact on the Company's results of operations, cash flows or financial position. See Note 6 for enhanced disclosures.

During the fiscal first quarter of 2009, in accordance with U.S. GAAP, the Company adopted the standard on collaborative arrangements related to the development and commercialization of intellectual property. This standard addresses the income statement classification of payments made between parties in a collaborative arrangement. The impact of the adoption of this standard related to all collaboration agreements that existed as of January 3, 2010 and December 28, 2008 was immaterial to the Company's results of operations, cash flows or financial position.

During the fiscal first quarter of 2009, in accordance with U.S. GAAP, the Company adopted the standard related to defensive intangible assets. This standard applies to acquired intangible assets in situations in which an entity does not intend to actively use the asset but intends to hold the asset to prevent others from obtaining access to the asset, except for intangible assets that are used in research and development activities. The adoption of this standard did not have a material impact on the Company's results of operations, cash flows or financial position.

RECENTLY ISSUED ACCOUNTING STANDARDS, NOT ADOPTED AS OF JANUARY 3, 2010

The FASB issued guidance and amendments to the criteria for separating consideration in multiple-deliverable revenue arrangements.

The guidance and amendments are expected to: (a) provide principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated; (b) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price; and (c) eliminate the use of the residual method and require an entity to allocate the revenue using the relative selling price method. The guidance significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company adopted this guidance in the first fiscal quarter of 2010. The adoption will not have a material impact on the Company's results of operations, cash flows or financial position; however, it will expand the disclosures for such arrangements.

The FASB issued a standard to improve financial reporting by enterprises involved with variable interest entities. This statement is effective for the Company beginning with the fiscal year 2010. Earlier application is prohibited. The adoption of this standard will not have a material impact on the Company's results of operations, cash flows or financial position.

CASH EQUIVALENTS

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

INVESTMENTS

Short-term marketable securities are carried at cost, which approximates fair value. Investments classified as available-for-sale are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Long-term debt securities that the Company has the ability and intent to hold until maturity are carried at amortized cost. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. The Company periodically reviews its investments in equity securities for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary. If losses on these securities are considered to be other than temporary, the loss is recognized in earnings.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

Building and building equipment	20–40 years
Land and leasehold improvements	10–20 years
Machinery and equipment	2–13 years

The Company capitalizes certain computer software and development costs, included in machinery and equipment, when incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are amortized over the estimated useful lives of the software, which generally range from 3 to 8 years.

The Company reviews long-lived assets to assess recoverability using undiscounted cash flows. When certain events or changes in operating or economic conditions occur, an impairment assessment may be performed on the recoverability of the carrying value of these assets. If the asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. If quoted market prices are not available, the Company will estimate fair value using a discounted value of estimated future cash flows.

REVENUE RECOGNITION

The Company recognizes revenue from product sales when the goods are shipped or delivered and title and risk of loss pass to the customer. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are accounted for as reductions in sales in the same period the related sales are recorded.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, the largest being the Medicaid rebate provision, are estimated based on contractual terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third-party sell-through and market research data, as well as internally generated information.

Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals. Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company's accounting policies, the Company generally issues credit to customers for returned goods. The Company's sales return reserves are accounted for in accordance with U.S. GAAP guidance regarding revenue recognition when right of return exists. Sales return reserves are recorded at full sales value. Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable. Sales returns for certain franchises in the Medical Devices and Diagnostics segment are typically resalable but are not material. The Company rarely exchanges products from inventory for returned products. The sales returns reserve for the total Company has ranged between 1.1% and 1.2% of annual net trade sales during the prior three fiscal reporting years 2007–2009.

Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on the estimated sales volumes for the incentive period and are recorded as products are sold. The Company also earns service revenue for co-promotion of certain products and includes it in sales to customers. These arrangements are evaluated to determine the appropriate amounts to be deferred.

SHIPPING AND HANDLING

Shipping and handling costs incurred were $964 million, $1,017 million and $934 million in 2009, 2008 and 2007, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.

INVENTORIES

Inventories are stated at the lower of cost or market determined by the first-in, first-out method.

INTANGIBLE ASSETS AND GOODWILL

The authoritative literature on U.S. GAAP requires that goodwill and intangible assets with indefinite lives be assessed annually for impairment. The Company completed the annual impairment test for 2009 in the fiscal fourth quarter and no impairment was determined. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if a triggering event occurs.

Intangible assets that have finite useful lives continue to be amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions. See Note 5 for further details on Intangible Assets and Goodwill.

FINANCIAL INSTRUMENTS

As required by U.S. GAAP all derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.

The Company documents all relationships between hedged items and derivatives. The overall risk management strategy includes reasons for undertaking hedge transactions and entering into derivatives. The objectives of this strategy are: (1) minimize foreign currency exposure's impact on the Company's financial performance; (2) protect the Company's cash flow from adverse movements in foreign exchange rates; (3) ensure the appropriateness of financial instruments; and (4) manage the enterprise risk associated with financial institutions. See Note 6 for additional information on Financial Instruments.

PRODUCT LIABILITY

Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The accruals are adjusted periodically as additional information becomes available. As a result of cost and availability factors, effective November 1, 2005, the Company ceased purchasing third-party product liability insurance. Based on the availability of prior coverage, receivables for insurance recoveries related to product liability claims are recorded on an undiscounted basis, when it is probable that a recovery will be realized.

RESEARCH AND DEVELOPMENT

Research and development expenses are expensed as incurred. Upfront and milestone payments made to third-parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third-parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangibles, net of accumulated amortization.

The Company enters into collaborative arrangements, typically with other pharmaceutical or biotechnology companies, to develop and commercialize drug candidates or intellectual property. These arrangements typically involve two (or more) parties who are active participants in the collaboration and are exposed to significant risks and rewards dependent on the commercial success of the activities. These collaborations usually involve various activities by one or more parties, including research and development, marketing and selling and distribution. Often, these collaborations require upfront, milestone and royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development. Amounts due from collaborative partners related to development activities are generally reflected as a reduction of research and development expense because the performance of contract development services is not central to the Company's operations. In general, the income statement presentation for these collaborations is as follows:

Nature/Type of Collaboration	Statement of Earnings Presentation
Third-party sale of product	Sales to customers
Royalties/milestones paid to collaborative partner (post-regulatory approval)*	Cost of goods sold
Royalties received from collaborative partner	Other income (expense), net
Upfront payments & milestones paid to collaborative partner (pre-regulatory approval)	Research expense
Research and development payments to collaborative partner	Research expense
Research and development payments received from collaborative partner	Reduction of Research expense

** Milestones are capitalized as intangible assets and amortized to cost of goods sold over the useful life.*

ADVERTISING

Costs associated with advertising are expensed in the year incurred and are included in the selling, marketing and administrative expenses. Advertising expenses worldwide, which are comprised of television, radio, print media and Internet advertising, were $2.4 billion in 2009, $2.9 billion in 2008 and $2.7 billion in 2007.

INCOME TAXES

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded with respect to the undistributed portion not intended for repatriation. At January 3, 2010 and December 28, 2008, the cumulative amount of undistributed international earnings were approximately $32.2 billion and $27.7 billion, respectively.

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

NET EARNINGS PER SHARE

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities were exercised or converted into common stock using the treasury stock method.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, rebates, allowances and incentives, product liabilities, income taxes, depreciation, amortization, employee benefits, contingencies and intangible asset and liability valuations. For instance, in determining annual pension and post-employment benefit costs, the Company estimates the rate of return on plan assets, and the cost of future health care benefits. Actual results may or may not differ from those estimates.

ANNUAL CLOSING DATE

The Company follows the concept of a fiscal year, which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks, as was the case in 2009 and will be the case again in 2014.

RECLASSIFICATION

Certain prior period amounts have been reclassified to conform to current year presentation.

2. Cash, Cash Equivalents and Current Marketable Securities

	January 3, 2010			December 28, 2008		
(Dollars in Millions)	Amortized Cost	Unrealized Gains/(Losses)	Estimated Fair Value	Amortized Cost	Unrealized Gains/(Losses)	Estimated Fair Value
Current Investments						
Cash	$ 2,517	—	2,517	3,276	—	3,276
Government securities and obligations	13,370	1	13,371	7,486	4	7,490
Corporate debt securities	426	—	426	627	1	628
Money market funds	1,890	—	1,890	813	—	813
Time deposits	1,222	—	1,222	607	—	607
Total cash, cash equivalents and current marketable securities	**$19,425**	**1**	**19,426**	**12,809**	**5**	**12,814**

As of January 3, 2010, current marketable securities consist of $3,434 million and $181 million of government securities and obligations and corporate debt securities, respectively.

As of December 28, 2008, current marketable securities consist of $1,663 million, $342 million and $36 million of government securities and obligations, corporate debt securities and time deposits, respectively.

Fair value of government securities and obligations and corporate debt securities were estimated using quoted broker prices in active markets.

The Company invests its excess cash in both deposits with major banks throughout the world and other high-quality money market instruments. The Company has a policy of making investments only with commercial institutions that have at least an A (or equivalent) credit rating.

3. Inventories

At the end of 2009 and 2008, inventories were comprised of:

(Dollars in Millions)	2009	2008
Raw materials and supplies	$1,144	839
Goods in process	1,395	1,372
Finished goods	2,641	2,841
	$5,180	**5,052**

4. Property, Plant and Equipment

At the end of 2009 and 2008, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2009	2008
Land and land improvements	$ 714	886
Buildings and building equipment	8,863	7,720
Machinery and equipment	17,153	15,234
Construction in progress	2,521	3,552
	29,251	27,392
Less accumulated depreciation	14,492	13,027
	$14,759	**14,365**

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2009, 2008 and 2007 was $101 million, $147 million and $130 million, respectively.

Depreciation expense, including the amortization of capitalized interest in 2009, 2008 and 2007, was $2.1 billion, $2.0 billion and $1.9 billion, respectively.

Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in earnings.

5. Intangible Assets and Goodwill

At the end of 2009 and 2008, the gross and net amounts of intangible assets were:

(Dollars in Millions)	2009	2008
Intangible assets with definite lives:		
Patents and trademarks — gross	$ 5,697	5,119
Less accumulated amortization	2,177	1,820
Patents and trademarks — net	**$ 3,520**	**3,299**
Other intangibles — gross	$ 7,808	7,376
Less accumulated amortization	2,680	2,433
Other intangibles — net	**$ 5,128**	**4,943**
Total intangible assets with definite lives — gross	$13,505	12,495
Less accumulated amortization	4,857	4,253
Total intangible assets with definite lives — net	**$ 8,648**	**8,242**
Intangible assets with indefinite lives:		
Trademarks	$ 5,938	5,734
Purchased in-process research and development*	1,737	—
Total intangible assets with indefinite lives	**$ 7,675**	**5,734**
Total intangible assets — net	**$16,323**	**13,976**

** Purchased in-process research and development will be accounted for as an indefinite-lived intangible asset until the underlying project is completed or abandoned.*

Goodwill as of January 3, 2010 and December 28, 2008, as allocated by segment of business is as follows:

(Dollars in Millions)	Consumer	Pharm	Med Dev and Diag	Total
Goodwill at December 30, 2007	$8,125	964	5,034	14,123
Acquisitions	191	—	286	477
Currency translation/other	(842)	(1)	(38)	(881)
Goodwill at December 28, 2008	$7,474	963	5,282	13,719
Acquisitions	—	271	401	672
Currency translation/other*	600	10	(139)	471
Goodwill at January 3, 2010	**$8,074**	**1,244**	**5,544**	**14,862**

* *Includes reclassification between segments.*

The weighted average amortization periods for patents and trademarks and other intangible assets are 17 years and 28 years, respectively. The amortization expense of amortizable assets for the fiscal years ended January 3, 2010, December 28, 2008 and December 30, 2007 was $675 million, $788 million and $844 million before tax, respectively. Certain patents and intangible assets were written down to fair value during fiscal years 2009, 2008 and 2007, with the resulting charge included in amortization expense.

The estimated amortization expense for the five succeeding years approximates $700 million before tax, per year. Substantially all of the amortization expense is included in cost of products sold.

6. Fair Value Measurements

During the fiscal first quarter of 2009, in accordance with U.S. GAAP the Company adopted the standard related to disclosures about derivative instruments and hedging activities. This standard requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gain and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.

The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third-party purchases of raw materials denominated in foreign currency. The Company also uses cross currency interest rate swaps to manage currency risk primarily related to borrowings. Both types of derivatives are designated as cash flow hedges. The Company also uses forward exchange contracts to manage its exposure to the variability of cash flows for repatriation of foreign dividends. These contracts are designated as net investment hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward exchange contracts are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities. The Company does not enter into derivative financial instruments for trading or speculative purposes, or contain credit risk related contingent features or requirements to post collateral. On an ongoing basis the Company monitors counterparty credit ratings. The Company considers credit non-performance risk to be low, because the Company enters into agreements with commercial institutions that have at least an A (or equivalent) credit rating. As of January 3, 2010, the Company had notional amounts outstanding for forward foreign exchange contracts and cross currency interest rate swaps of $21 billion and $4 billion, respectively.

As required by U.S. GAAP for derivative instruments and hedging activities, all derivative instruments are to be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.

The designation as a cash flow hedge is made at the entrance date into the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and is highly effective are recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. Gains/losses on net investment hedges are accounted for through the currency translation account and are insignificant. On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings in other (income) and expense, net, and was insignificant for the fiscal year ended January 3, 2010 and December 28, 2008. Refer to Note 13 for disclosures of movements in Accumulated Other Comprehensive Income.

As of January 3, 2010, the balance of deferred net gains on derivatives included in accumulated other comprehensive income was $145 million after-tax. For additional information, see Note 13. The Company expects that substantially all of the amount related to foreign exchange contracts will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months excluding interest rate swaps. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative.

The following table is a summary of the activity for the fiscal year ended January 3, 2010 related to designated derivatives as defined in the Codification:

Cash Flow Hedges (Dollars in Millions)	Gain/(Loss) recognized in Accumulated OCI[1]	Gain/(Loss) reclassed from Accumulated OCI into income[1]	Gain/(Loss) recognized in Other Income/ Expense[2]
Foreign exchange contracts	$ (63)	(47)[(A)]	1
Foreign exchange contracts	(173)	70[(B)]	(1)
Foreign exchange contracts	5	13[(C)]	—
Cross currency interest rate swaps	241	(16)[(D)]	—
Foreign exchange contracts	28	(6)[(E)]	(12)
Total	**$ 38**	**14**	**(12)**

[(1)] *Effective portion*
[(2)] *Ineffective portion*
[(A)] *Included in Sales to customer*
[(B)] *Included in Cost of products sold*
[(C)] *Included in Research expense*
[(D)] *Included in Interest (Income)/Interest Expense, net*
[(E)] *Included in Other (Income)/Expense, net*

For the fiscal year ended January 3, 2010, a gain of $21 million was recognized in Other (income)/expense, net, relating to foreign exchange contracts not designated as hedging instruments under the Codification.

During the fiscal first quarter of 2008, in accordance with U.S. GAAP, the Company adopted the standard related to fair value measurements except for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis, which became effective during the first fiscal quarter of 2009. The effect of adoption on December 29, 2008 of this standard for non-financial assets and liabilities recorded at fair value on a non-recurring basis did not have a material impact on the Company's financial position and results of operations. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. During the fiscal first quarter of 2008, the Company adopted the standard related to fair value option for financial assets and financial liabilities. This standard permits the Company to measure certain financial assets and financial liabilities at fair value. The Company assessed the fair value option made available upon adopting this standard, and has elected not to apply the fair value option to any financial instruments that were not already recognized at fair value.

U.S. GAAP defines fair value as the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described in the table below with level 1 having the highest priority and level 3 having the lowest.

The fair value of a derivative financial instrument (i.e. forward exchange contract, currency swap) is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. dollar at the current spot foreign exchange rate. The Company does not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity, or that the changes in fair value will have a material effect on the Company's results of operations, cash flows or financial position.

The Company also holds equity investments which are classified as level 1 since they are traded in an active exchange market.

During 2009, the Company acquired substantially all of the assets and rights of Elan's Alzheimer's Immunotherapy Program through a newly formed company, JANSSEN Alzheimer Immunotherapy (JAI), of which the Company owns 50.1% and Elan owns 49.9%. In addition, the Company purchased approximately 107 million newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of Elan's outstanding ordinary shares. As part of this transaction, the Company paid $885 million to Elan and committed to fund up to $250 million of Elan's share of research and development spending by JAI. Of this total consideration of $1,135 million, $793 million represents the fair value of the 18.4% investment in Elan based on Elan's share price in an actively traded market as of the date of this transaction. The IPR&D related to this transaction was $679 million and is associated with bapineuzumab, a potential first-in-class treatment that is being evaluated for slowing the progression of Alzheimer's Disease. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 40–50% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 26%. The non-controlling interest related to this transaction was $590 million, which the Company has recorded in other non-current liabilities.

During 2009, the Company entered into a strategic collaboration with Crucell N.V. which will focus on the discovery, development and commercialization of monoclonal antibodies and vaccines for the treatment and prevention of influenza and other infectious and non-infectious diseases. In addition, the Company, through its affiliate, purchased approximately 18% of Crucell's outstanding ordinary shares for an aggregate purchase price of $448 million. Of the total consideration paid, $329 million represents the fair value of the investment based on Crucell's share price in an actively traded market as of the date of the transaction with the excess recorded to research and development expense in 2009.

The Company did not have any other significant financial assets or liabilities which would require revised valuations under this standard that are recognized at fair value.

The Company's significant financial assets and liabilities measured at fair value as of January 3, 2010 and December 28, 2008 were as follows:

(Dollars in Millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	2009 Total	2008 Total*
Derivatives designated as hedging instruments:					
Assets:					
Foreign exchange contracts	$ —	436	—	436	1,238
Cross currency interest rate swaps	—	126**	—	126	110
Total	**—**	**562**	**—**	**562**	**1,348**
Liabilities:					
Foreign exchange contracts	—	608	—	608	1,298
Cross currency interest rate swaps	—	571***	—	571	1,033
Total	**—**	**1,179**	**—**	**1,179**	**2,331**
Derivatives not designated as hedging instruments:					
Assets:					
Foreign exchange contracts	—	33	—	33	84
Liabilities:					
Foreign exchange contracts	—	40	—	40	47
Other investments	$1,134	—	—	1,134	41

** 2008 assets and liabilities are all classified as Level 2 with the exception of other investments of $41 million which are classified as Level 1.*

*** Includes $119 million of non-current assets.*

**** Includes $517 million of non-current liabilities.*

See Notes 2 and 7 for financial assets and liabilities held at carrying amount on the Consolidated Balance Sheet.

7. Borrowings

The components of long-term debt are as follows:

(Dollars in Millions)	2009	Effective Rate %	2008	Effective Rate %
6.625% Notes due 2009	—	—	199	6.80
5.15% Debentures due 2012	$ 599	5.18%	599	5.18
3.80% Debentures due 2013	500	3.82	500	3.82
5.55% Debentures due 2017	1,000	5.55	1,000	5.55
5.15% Debentures due 2018	898	5.15	898	5.15
4.75% Notes due 2019 (1B Euro 1.4382)[2]/(1B Euro 1.4000)[3]	1,429[2]	5.35	1,390[3]	5.35
3% Zero Coupon Convertible Subordinated Debentures due 2020	188	3.00	183	3.00
6.73% Debentures due 2023	250	6.73	250	6.73
5.50% Notes due 2024 (500MM GBP 1.6189)[2]/ (500MM GBP 1.4759)[3]	803[2]	5.71	731[3]	5.71
6.95% Notes due 2029	294	7.14	294	7.14
4.95% Debenture due 2033	500	4.95	500	4.95
5.95% Notes due 2037	995	5.99	995	5.99
5.86% Debentures due 2038	700	5.86	700	5.86
Other (Includes Industrial Revenue Bonds)	101		102	
	8,257[4]	**5.42[1]**	**8,341[4]**	**5.46[1]**
Less current portion	34		221	
	$8,223		**8,120**	

[1] *Weighted average effective rate.*
[2] *Translation rate at January 3, 2010.*
[3] *Translation rate at December 28, 2008.*
[4] *The excess of the fair value over the carrying value of debt was $0.8 billion in 2009 and $1.4 billion in 2008.*

Fair value of the non-current debt was estimated using market prices, which were corroborated by quoted broker prices in active markets.

The Company has access to substantial sources of funds at numerous banks worldwide. In September 2009, the Company secured a new 364-day Credit Facility. Total credit available to the Company approximates $10 billion which expires September 23, 2010. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

On July 28, 2000, ALZA Corporation, a subsidiary of the Company, completed a private offering of the 3% Zero Coupon Convertible Subordinated Debentures, which were issued at a price of $551.26 per $1,000 principal amount at maturity. Under the terms of the 3% Debentures, holders are entitled to convert their debentures into approximately 15.0 million shares of Johnson & Johnson stock at a price of $40.102 per share. Approximately 11.4 million shares have been issued as of January 3, 2010, due to voluntary conversions by note holders. At the option of the holder, the 3% Debentures may be repurchased by the Company on July 28, 2013, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may also redeem any or all of the 3% Debentures after July 28, 2003 at the issue price plus accreted original issue discount.

Throughout 2009 the Company continued to have access to liquidity through the commercial paper market. Short-term borrowings and the current portion of long-term debt amounted to approximately $6.3 billion at the end of 2009, of which $5.8 billion was borrowed under the Commercial Paper Program. The remainder represents principally local borrowing by international subsidiaries.

The Company filed a shelf registration with the Securities and Exchange Commission that became effective March 11, 2008 which enables the Company to issue an unlimited aggregate principal amount in debt securities and warrants to purchase debt securities.

Aggregate maturities of long-term obligations commencing in 2009 are:

(Dollars in Millions) 2010	2011	2012	2013	2014	After 2014
$34	35	615	507	9	7,057

8. Income Taxes

The provision for taxes on income consists of:

(Dollars in Millions)	2009	2008	2007
Currently payable:			
U.S. taxes	$2,410	2,334	2,990
International taxes	1,515	1,624	1,479
	3,925	3,958	4,469
Deferred:			
U.S. taxes	187	126	(722)
International taxes	(623)	(104)	(1,040)
	(436)	22	(1,762)
	$3,489	**3,980**	**2,707**

A comparison of income tax expense at the U.S. statutory rate of 35% in 2009, 2008 and 2007, to the Company's effective tax rate is as follows:

(Dollars in Millions)	2009	2008	2007
U.S.	$ 7,141	6,579	5,237
International	8,614	10,350	8,046
Earnings before taxes on income:	$15,755	16,929	13,283
Tax rates:			
U.S. statutory rate	35.0%	35.0	35.0
Ireland and Puerto Rico operations	(5.1)	(6.8)	(8.8)
Research and orphan drug tax credits	(0.6)	(0.6)	(0.8)
U.S. state and local	1.8	1.6	2.1
International subsidiaries excluding Ireland	(6.7)	(5.6)	(7.3)
U.S. manufacturing deduction	(0.4)	(0.4)	(0.3)
In-process research and development (IPR&D)	0.0	0.4	2.1
U.S. Tax international income	(1.6)	(0.5)	(1.9)
All other	(0.3)	0.4	0.3
Effective tax rate	22.1%	23.5	20.4

The Company has subsidiaries manufacturing in Ireland under an incentive tax rate. In addition, the Company has subsidiaries operating in Puerto Rico under various tax incentive grants. The decrease in the 2009 tax rate was primarily due to increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions. The increase in the 2008 tax rate was mainly attributed to increases in taxable income in higher tax jurisdictions relative to taxable income in lower jurisdictions, as well as a business restructuring of certain international subsidiaries in 2007, resulting in a one-time benefit of $267 million, which reduced the 2007 effective tax rate by 2%.

Temporary differences and carry forwards for 2009 and 2008 are as follows:

(Dollars in Millions)	2009 Deferred Tax		2008 Deferred Tax	
	Asset	Liability	Asset	Liability
Employee related obligations	$2,153		2,615	
Stock based compensation	1,291		1,296	
Depreciation		(661)		(523)
Non-deductible intangibles		(2,377)		(1,791)
International R&D capitalized for tax	1,989		1,914	
Reserves & liabilities	1,014		688	
Income reported for tax purposes	648		629	
Net operating loss carryforward international	615		393	
Miscellaneous international	1,474	(110)	964	(251)
Miscellaneous U.S.	799		1,828	
Total deferred income taxes	**$9,983**	**(3,148)**	**10,327**	**(2,565)**

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in taxes on income on the balance sheet. The 2009 and 2008 deferred tax Miscellaneous U.S. includes current year tax receivables. The Company has a wholly-owned international subsidiary which has cumulative net losses. The Company believes that it is more likely than not that the subsidiary will realize future taxable income sufficient to utilize these deferred tax assets.

The following table summarizes the activity related to unrecognized tax benefits:

(Dollars in Millions)	2009	2008	2007
Beginning of year	$1,978	1,653	1,262
Increases related to current year tax positions	555	545	487
Increases related to prior period tax positions	203	87	77
Decreases related to prior period tax positions	(163)	(142)	(117)
Settlements	(87)	(137)	(14)
Lapse of statute of limitations	(83)	(28)	(42)
End of year	**$2,403**	**1,978**	**1,653**

The Company had $2.4 billion and $2.0 billion of unrecognized tax benefits, as of January 3, 2010 and December 28, 2008, respectively. All of the unrecognized tax benefits of $2.4 billion at January 3, 2010, if recognized, would affect the Company's annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities. The U.S. Internal Revenue Service (IRS) has completed its audit for the tax years through 2002. In other major jurisdictions where the Company conducts business, the years remain open generally back to the year 2002 with some jurisdictions remaining open as far back as 1995. The Company does not expect that the total amount of unrecognized tax benefits will significantly change over the next twelve months. The Company believes that it is possible that within the next twelve months, the IRS may complete its audit of the tax years 2003–2005. The close of the audit may result in the reduction of unrecognized tax benefits. The Company is not able to provide a reasonably reliable estimate of the timing of any other future tax payments relating to uncertain tax positions.

The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. During the fiscal year ended January 3, 2010, the Company recognized $85 million of interest expense and $30 million of interest income with an after-tax impact of $36 million expense. For the fiscal year ended December 28, 2008, the Company recognized $106 million of interest expense with an after-tax impact of $69 million. For the fiscal year ended December 30, 2007, the Company recognized $58 million of interest expense and $42 million of interest income with an after-tax impact of $10 million expense. The total amount of accrued interest was $309 million and $227 million in 2009 and 2008, respectively.

9. Employee Related Obligations

At the end of 2009 and 2008, employee related obligations recorded on the Consolidated Balance Sheet were:

(Dollars in Millions)	2009	2008
Pension benefits	$2,792	4,382
Postretirement benefits	2,245	2,217
Postemployment benefits	1,504	870
Deferred compensation	790	772
Total employee obligations	7,331	8,241
Less current benefits payable	562	450
Employee related obligations — long-term	**$6,769**	**7,791**

Prepaid employee related obligations of $266 million and $136 million for 2009 and 2008, respectively, are included in other assets on the consolidated balance sheet.

10. Pensions and Other Benefit Plans

The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. The Company also provides postretirement benefits, primarily health care, to all U.S. retired employees and their dependents.

Many international employees are covered by government-sponsored programs and the cost to the Company is not significant.

Retirement plan benefits are primarily based on the employee's compensation during the last three to five years before retirement and the number of years of service. International subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts, or reserves are provided.

The Company does not fund retiree health care benefits in advance and has the right to modify these plans in the future.

The Company uses the date of its consolidated financial statements (January 3, 2010 and December 28, 2008, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.

In accordance with U.S. GAAP the Company has adopted the recent standards related to employers' accounting for defined benefit pension and other postretirement plans.

Net periodic benefit costs for the Company's defined benefit retirement plans and other benefit plans for 2009, 2008 and 2007 include the following components:

(Dollars in Millions)	Retirement Plans 2009	2008	2007	Other Benefit Plans 2009	2008	2007
Service cost	$ 511	545	597	$137	142	140
Interest cost	746	701	656	174	166	149
Expected return on plan assets	(934)	(876)	(809)	(1)	(2)	(2)
Amortization of prior service cost	13	10	10	(5)	(4)	(7)
Amortization of net transition asset	1	2	1	—	—	—
Recognized actuarial losses	155	62	186	55	64	66
Curtailments and settlements	(11)	7	5	(1)	—	—
Net periodic benefit cost	**$ 481**	**451**	**646**	**$359**	**366**	**346**

The net periodic benefit cost attributable to U.S. retirement plans was $286 million, $220 million and $379 million in 2009, 2008 and 2007, respectively.

Amounts expected to be recognized in net periodic benefit cost in the coming year for the Company's defined benefit retirement plans and other postretirement plans:

(Dollars in Millions)	
Amortization of net transition obligation	$ 1
Amortization of net actuarial losses	296
Amortization of prior service cost	5

Unrecognized gains and losses for the U.S. pension plans are amortized over the average remaining future service for each plan. For plans with no active employees, they are amortized over the average life expectancy. The amortization of gains and losses for the other U.S. benefit plans is determined by using a 10% corridor of the greater of the market value of assets or the projected benefit obligation. Total unamortized gains and losses in excess of the corridor are amortized over the average remaining future service.

Prior service costs/benefits for the U.S. pension plans are amortized over the remaining future service of plan participants at the time of the plan amendment. Prior service cost/benefit for the other U.S. benefit plans is amortized over the average remaining service to full eligibility age of plan participants at the time of the plan amendment.

The weighted-average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

(Dollars in Millions)	Retirement Plans 2009	2008	2007	Other Benefit Plans 2009	2008	2007
U.S. Benefit Plans						
Discount rate	6.50%	6.50	6.50	6.50%	6.50	6.50
Expected long-term rate of return on plan assets	9.00	9.00	9.00	9.00	9.00	9.00
Rate of increase in compensation levels	4.50	4.50	4.50	4.50	4.50	4.50
International Benefit Plans						
Discount rate	5.75%	6.00	5.50	6.75%	7.25	6.50
Expected long-term rate of return on plan assets	8.00	8.00	8.25	—	—	—
Rate of increase in compensation levels	4.00	4.00	4.00	4.75	4.50	4.50

The Company's discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities.

The expected long-term rate of return on plan assets assumption is determined using a building block approach, considering historical averages and real returns of each asset class. In certain countries, where historical returns are not meaningful, consideration is given to local market expectations of long-term returns.

The following table displays the assumed health care cost trend rates, for all individuals:

Health Care Plans	2009	2008
Health care cost trend rate assumed for next year	8.00%	9.00
Rate to which the cost trend rate is assumed to decline (ultimate trend)	5.00%	5.00
Year the rate reaches the ultimate trend rate	2017	2015

A one-percentage-point change in assumed health care cost trend rates would have the following effect:

(Dollars in Millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Health Care Plans		
Total interest and service cost	$ 34	$ (28)
Postretirement benefit obligation	315	(254)

The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2009 and 2008 for the Company's defined benefit retirement plans and other postretirement plans:

	Retirement Plans		Other Benefit Plans	
(Dollars in Millions)	2009	2008	2009	2008
Change in Benefit Obligation				
Projected benefit obligation — beginning of year	$11,923	12,002	$ 2,765	2,721
Service cost	511	545	137	142
Interest cost	746	701	174	166
Plan participant contributions	50	60	—	—
Amendments	3	10	—	1
Actuarial losses (gains)	412	(318)	51	(124)
Divestitures & acquisitions	15	—	13	(2)
Curtailments & settlements & restructuring	(3)	(2)	748	—
Benefits paid from plan	(570)	(535)	(313)	(122)
Effect of exchange rates	362	(540)	15	(17)
Projected benefit obligation — end of year*	**$13,449**	**11,923**	**$ 3,590**	**2,765**
Change in Plan Assets				
Plan assets at fair value — beginning of year	$ 7,677	10,469	$ 17	29
Actual return (loss) on plan assets	2,048	(2,787)	4	(7)
Company contributions	1,354	978	308	117
Plan participant contributions	50	60	—	—
Settlements	—	(1)	—	—
Benefits paid from plan assets	(570)	(535)	(313)	(122)
Effect of exchange rates	364	(507)	—	—
Plan assets at fair value — end of year	**$10,923**	**7,677**	**$ 16**	**17**
Funded status at — end of year*	**$ (2,526)**	**(4,246)**	**$(3,574)**	**(2,748)**
Amounts Recognized in the Company's Balance Sheet consist of the following:				
Non-current assets	$ 266	136	$ —	—
Current liabilities	(53)	(45)	(484)	(212)
Non-current liabilities	(2,739)	(4,337)	(3,090)	(2,536)
Total recognized in the consolidated balance sheet — end of year	**$ (2,526)**	**(4,246)**	**$(3,574)**	**(2,748)**
Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:				
Net actuarial loss	$ 3,415	4,209	$ 924	1,006
Prior service cost (credit)	47	43	(23)	(29)
Unrecognized net transition obligation	5	6	—	—
Total before tax effects	**$ 3,467**	**4,258**	**$ 901**	**977**
Accumulated Benefit Obligations — end of year*	**$11,687**	**10,357**		
Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income				
Net periodic benefit cost	**$ 481**	**451**	**$ 359**	**366**
Net actuarial (gain) loss	(704)	3,344	48	60
Amortization of net actuarial loss	(134)	(68)	(131)	(65)
Prior service cost	3	10	—	1
Amortization of prior service cost	(13)	(11)	5	6
Effect of exchange rates	57	(102)	2	(1)
Total recognized in other comprehensive income, before tax	**$ (791)**	**3,173**	**$ (76)**	**1**
Total recognized in net periodic benefit cost and other comprehensive income	**$ (310)**	**3,624**	**$ 283**	**367**

**The Company does not fund certain plans, as funding is not required. $1.2 billion of the projected benefit obligation and $1.2 billion of the underfunded status for each of the fiscal years 2009 and 2008 relates to the unfunded pension plans. $1.0 billion and $0.9 billion of the accumulated benefit obligation for the fiscal years 2009 and 2008, respectively, relate to these unfunded pension plans.*

Plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Retirement Plans	
(Dollars in Millions)	2009	2008
Accumulated benefit obligation	$(4,065)	(9,885)
Projected benefit obligation	(4,663)	(11,379)
Plan assets at fair value	2,564	7,021

The following table displays the projected future benefit payments from the Company's retirement and other benefit plans:

(Dollars in Millions)	2010	2011	2012	2013	2014	2015-2019
Projected future benefit payments						
Retirement plans	$558	553	582	604	636	3,925
Other benefit plans — gross	$209	198	196	198	197	995
Medicare rebates	(9)	—	—	—	—	—
Other benefit plans — net	$200	198	196	198	197	995

In 2009, the Company contributed $839 million and $515 million to its U.S. and international pension plans, respectively. In addition, the Company funded $500 million to its U.S. plans in the first month of 2010.

In 2006, Congress passed the Pension Protection Act of 2006. The Act amended the Employee Retirement Income Security Act (ERISA) for plan years beginning after 2007 and established new minimum funding standards for U.S. employer defined benefit plans. The Company plans to continue to fund its U.S. defined benefit plans to comply with the Act.

International plans are funded in accordance with local regulations. Additional discretionary contributions are made when deemed appropriate to meet the long-term obligations of the plans. For certain plans, funding is not a common practice, as funding provides no economic benefit. Consequently the Company has several pension plans that are not funded.

The following table displays the projected future minimum contributions to the Company's U.S. and international unfunded retirement plans. These amounts do not include any discretionary contributions that the Company may elect to make in the future.

(Dollars in Millions)	2010	2011	2012	2013	2014	2015-2019
Projected future contributions						
Unfunded U.S. retirement plans	$34	36	38	40	44	288
Unfunded International retirement plans	$32	29	31	33	32	186

Each pension plan is overseen by a local committee or board that is responsible for the overall administration and investment of the pension plans. In determining investment policies, strategies and goals, each committee or board considers factors including local pension rules and regulations; local tax regulations; availability of investment vehicles (separate accounts, commingled accounts, insurance funds, etc.); funded status of the plans; ratio of actives to retirees; duration of liabilities; and other relevant factors including diversification, liquidity of local markets and liquidity of base currency. A majority of the Company's pension funds are open to new entrants and are expected to be on-going plans. Permitted investments are primarily liquid and/or listed, with little reliance on illiquid and non-traditional investments such as hedge funds. An asset allocation of 75% equities and 25% fixed income is generally pursued unless local regulations and illiquidity require otherwise.

The Company's retirement plan asset allocation at the end of 2009 and 2008 and target allocations for 2010 are as follows:

	Percent of Plan Assets		Target Allocation
	2009	2008	2010
U.S. Retirement Plans			
Equity securities	76%	70%	75%
Debt securities	24	30	25
Total plan assets	**100%**	**100%**	**100%**
International Retirement Plans			
Equity securities	65%	61%	65%
Debt securities	34	38	34
Real estate and other	1	1	1
Total plan assets	**100%**	**100%**	**100%**

The Company's other benefit plans are unfunded except for U.S. life insurance contract assets of $16 million and $17 million at January 3, 2010 and December 28, 2008, respectively.

The fair value of Johnson & Johnson common stock directly held in plan assets was $469 million (4.3% of total plan assets) at January 3, 2010 and $416 million (5.4% of total plan assets) at December 28, 2008.

DETERMINATION OF FAIR VALUE

The Plan has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

VALUATION HIERARCHY

The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described in the table below with Level 1 having the highest priority and Level 3 having the lowest.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for the investments measured at fair value.

- Short-term investments — Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank. Other investments are through investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.
- Government and agency securities — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for a security are not available in an active market, they are classified as Level 2.
- Debt instruments — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified as Level 1. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs.
- Equity securities — Common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common stock is classified within Level 1 of the valuation hierarchy.
- Commingled funds — The investments are public investment vehicles valued using the NAV provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Assets in the Level 2 category have a quoted market price in a market that is not active.
- Insurance contracts — The instruments are issued by insurance companies. The fair value is based on negotiated value and the underlying investments held in separate account portfolios as well as considering the credit worthiness of the issuer. The underlying investments are government, asset-backed and fixed income securities. In general, insurance contracts are classified as Level 3 as there are no quoted prices nor other observable inputs for pricing.
- Other assets — Other assets are represented primarily by limited partnerships and real estate investments, as well as commercial loans and commercial mortgages that are not classified as corporate debt. Other assets that are exchange listed and actively traded are classified as Level 1 while inactively traded assets are classified as Level 2. Most limited partnerships represent investments in private equity and similar funds that are valued by the general partners. These, as well as any other assets valued using unobservable inputs, are classified as Level 3.

The following table sets forth the trust investments measured at fair value as of January 3, 2010:

(Dollars in Millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Assets
Short-term investment funds	$ 91	358	—	449
Government and agency securities	—	1,165	—	1,165
Debt instruments	3	1,145	5	1,153
Equity securities	5,068	58	15	5,141
Commingled funds	—	2,673	26	2,699
Insurance contracts	—	—	32	32
Other assets	31	171	82	284
Trust investments at fair value	**$5,193**	**5,570**	**160**	**10,923**

LEVEL 3 GAINS AND LOSSES

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended January 3, 2010:

(Dollars in Millions)	Debt Instruments	Equity Securities	Commingled Funds	Insurance Contracts	Other Assets	Total Level 3
Balance December 28, 2008	$7	15	15	29	85	151
Realized gains (losses)	—	—	—	3	—	3
Unrealized gains (losses)	2	(2)	(2)	—	(3)	(5)
Purchases, sales, issuances and settlements, net	(4)	2	13	—	—	11
Balance January 3, 2010	**$5**	**15**	**26**	**32**	**82**	**160**

11. Savings Plan

The Company has voluntary 401 (k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee's contributions consistent with the provisions of the plan for which he/she is eligible. Total Company matching contributions to the plans were $163 million, $166 million and $169 million in 2009, 2008 and 2007, respectively.

12. Capital and Treasury Stock

Changes in treasury stock were:

(Amounts in Millions Except Treasury Stock Number of Shares in Thousands)	Treasury Stock	
	Shares	Amount
Balance at December 31, 2006	226,612	$10,974
Employee compensation and stock option plans	(33,296)	(2,180)
Conversion of subordinated debentures	(194)	(13)
Repurchase of common stock	86,498	5,607
Balance at December 30, 2007	279,620	14,388
Employee compensation and stock option plans	(29,906)	(2,005)
Conversion of subordinated debentures	(19)	(1)
Repurchase of common stock	100,970	6,651
Balance at December 28, 2008	350,665	19,033
Employee compensation and stock option plans	(22,161)	(1,377)
Conversion of subordinated debentures	(96)	(6)
Repurchase of common stock	37,114	2,130
Balance at January 3, 2010	365,522	$19,780

Aggregate shares of Common Stock issued were approximately 3,120 million shares at the end of 2009, 2008 and 2007.

Cash dividends paid were $1.930 per share in 2009, compared with dividends of $1.795 per share in 2008 and $1.620 per share in 2007.

13. Accumulated Other Comprehensive Income

Components of other comprehensive income/(loss) consist of the following:

(Dollars in Millions)	Foreign Currency Translation	Gains/ (Losses) on Securities	Employee Benefit Plans	Gains/ (Losses) on Derivatives & Hedges	Total Accumulated Other Comprehensive Income/(Loss)
December 31, 2006	$ (158)	61	(2,030)	9	(2,118)
2007 changes					
Unrealized gain (loss)	—	28	—	(78)	
Net amount reclassed to net earnings	—	(5)	—	24	
Net 2007 changes	786	23	670	(54)	1,425
December 30, 2007	$ 628	84	(1,360)	(45)	(693)
2008 changes					
Unrealized gain (loss)	—	(32)	—	94	
Net amount reclassed to net earnings	—	(27)	—	72	
Net 2008 changes	(2,499)	(59)	(1,870)	166	(4,262)
December 28, 2008	$(1,871)	25	(3,230)	121	(4,955)
2009 changes					
Unrealized gain (loss)	—	(52)	—	38	
Net amount reclassed to net earnings	—	(3)	—	(14)	
Net 2009 changes	1,363	(55)	565	24	1,897
January 3, 2010	**$ (508)**	**(30)**	**(2,665)**	**145**	**(3,058)**

The tax effect on the unrealized gains/(losses) on the equity securities was income of $14 million in 2009 and expense of $14 million and $46 million in 2008 and 2007, respectively. The tax effect related to employee benefit plans was $302 million, $1,090 million and $349 million in 2009, 2008 and 2007, respectively. The tax effect on the gains/(losses) on derivatives and hedges was expense of $78 million and $70 million in 2009 and 2008, respectively, and income of $24 million in 2007. See Note 6 for additional information relating to derivatives and hedging.

The currency translation adjustments are not adjusted for income taxes as they relate to permanent investments in international subsidiaries.

14. International Currency Translation

For translation of its subsidiaries operating in non-U.S. Dollar currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years, or where a substantial portion of its cash flows are not in the local currency.

In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated other comprehensive income. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies. The translation of balance sheet accounts for highly inflationary economies are reflected in the operating results.

An analysis of the changes during 2009, 2008 and 2007 for foreign currency translation adjustments is included in Note 13.

Net currency transaction and translation gains and losses included in other (income) expense were losses of $210 million, $31 million and $23 million in 2009, 2008 and 2007, respectively.

15. Earnings Per Share

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the fiscal years ended January 3, 2010, December 28, 2008 and December 30, 2007:

(Shares in Millions Except Per Share Data)	2009	2008	2007
Basic net earnings per share	$ 4.45	4.62	3.67
Average shares outstanding — basic	2,759.5	2,802.5	2,882.9
Potential shares exercisable under stock option plans	118.0	179.0	178.6
Less: shares repurchased under treasury stock method	(92.0)	(149.6)	(154.5)
Convertible debt shares	3.6	3.7	3.7
Adjusted average shares outstanding — diluted	2,789.1	2,835.6	2,910.7
Diluted net earnings per share	$ 4.40	4.57	3.63

The diluted net earnings per share calculation includes the dilutive effect of convertible debt that is offset by the related reduction in interest expense of $4 million after-tax for years 2009, 2008 and 2007.

Diluted net earnings per share excludes 121 million, 59 million and 64 million shares underlying stock options for 2009, 2008 and 2007, respectively, as the exercise price of these options was greater than their average market value, which would result in an anti-dilutive effect on diluted earnings per share.

16. Rental Expense and Lease Commitments

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $322 million in 2009, $309 million in 2008 and $302 million in 2007.

The approximate minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at January 3, 2010 are:

(Dollars in Millions) 2010	2011	2012	2013	2014	After 2014	Total
$178	150	128	103	87	94	740

Commitments under capital leases are not significant.

17. Common Stock, Stock Option Plans and Stock Compensation Agreements

STOCK OPTIONS

At January 3, 2010, the Company had 11 stock-based compensation plans. The shares outstanding are for contracts under the Company's 1995 and 2000 Stock Option Plans, the 2005 Long-Term Incentive Plan, the 1997 Non-Employee Director's Plan and the ALZA, Inverness, and Scios Stock Option Plans. During 2009, no options or restricted shares were granted under any of these plans except under the 2005 Long-Term Incentive Plan.

The compensation cost that has been charged against income for these plans was $628 million, $627 million and $698 million for 2009, 2008 and 2007, respectively. The total income tax benefit recognized in the income statement for share-based compensation costs was $210 million, $210 million and $238 million for 2009, 2008 and 2007, respectively. Share-based compensation costs capitalized as part of inventory were insignificant in all periods.

Stock options expire 10 years from the date of grant and vest over service periods that range from six months to five years. All options are granted at the average of the high and low prices of the Company's common stock on the New York Stock Exchange on the date of grant. Under the 2005 Long-Term Incentive Plan, the Company may issue up to 260 million shares of common stock. Shares available for future grants under the 2005 Long-Term Incentive Plan were 139.7 million at the end of 2009.

The Company settles employee stock option exercises with treasury shares. Treasury shares are replenished throughout the year for the number of shares used to settle employee stock option exercises.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility represents a blended rate of 4-year daily historical average volatility rate, and a 5-week average implied volatility rate based on at-the-money traded Johnson & Johnson options with a life of 2 years. Historical data is used to determine the expected life of the option. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant.

The average fair value of options granted was $8.35, $7.66, and $11.67 in 2009, 2008, and 2007, respectively. The fair value was estimated based on the weighted average assumptions of:

	2009	2008	2007
Risk-free rate	2.71%	2.97%	4.78%
Expected volatility	19.5%	15.0%	14.7%
Expected life	6.0 yrs	6.0 yrs	6.0 yrs
Dividend yield	3.30%	2.90%	2.50%

A summary of option activity under the Plan as of January 3, 2010, December 28, 2008, and December 30, 2007 and changes during the years ending on those dates is presented below:

(Shares in Thousands)	Outstanding Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in Millions)
Shares at December 31, 2006	242,927	$54.57	$2,788
Options granted	26,789	65.61	
Options exercised	(33,224)	45.92	
Options canceled/forfeited	(7,863)	63.00	
Shares at December 30, 2007	228,629	56.83	$2,411
Options granted	22,428	61.80	
Options exercised	(30,033)	50.27	
Options canceled/forfeited	(5,525)	61.90	
Shares at December 28, 2008	215,499	58.14	$ 597
Options granted	21,576	58.32	
Options exercised	(18,225)	50.97	
Options canceled/forfeited	(6,131)	61.85	
Shares at January 3, 2010	**212,719**	**$58.66**	**$1,310**

The total intrinsic value of options exercised was $184 million, $506 million, and $625 million in 2009, 2008 and 2007, respectively. The total unrecognized compensation cost was $612 million as of January 3, 2010, $632 million as of December 28, 2008 and $652 million as of December 30, 2007. The weighted average period for this cost to be recognized was 1.16 years, 1.06 years and 1.01 years for 2009, 2008, and 2007, respectively.

The following table summarizes stock options outstanding and exercisable at January 3, 2010:

(Shares in Thousands)	Outstanding			Exercisable	
Exercise Price Range	Options	Average Life[1]	Average Exercise Price	Options	Average Exercise Price
$ 7.33–$28.09	104	1.5	$22.89	104	$22.89
$31.27–$40.08	131	0.3	35.83	131	35.83
$41.26–$49.86	1,024	1.2	47.09	1,024	47.09
$50.52–$52.11	17,328	0.8	50.70	17,328	50.70
$52.13–$53.77	22,193	3.1	52.22	22,152	52.22
$53.93–$54.89	26,155	4.0	53.93	26,156	53.93
$55.01–$58.25	26,332	2.1	57.30	26,328	57.30
$58.33–$65.10	63,805	7.7	59.48	21,367	58.48
$65.62–$68.37	55,647	5.8	65.97	33,759	66.19
	212,719	**5.0**	**$58.66**	**148,349**	**$57.26**

[1] *Average contractual life remaining in years.*

Stock options exercisable at December 28, 2008 and December 30, 2007 were 144,962 at an average price of $56.25 and an average life of 5.3 years and 137,310 at an average price of $52.33 and an average life of 5.6 years, respectively.

RESTRICTED SHARE UNITS

The Company grants restricted share units with a vesting period of three years. The Company settles employee stock issuance with treasury shares. Treasury shares are replenished throughout the year for the number of shares used for employee stock issuances.

A summary of share activity under the Plan as of January 3, 2010:

(Shares in Thousands)	Outstanding Shares
Shares at December 31, 2006	6,885
Shares granted	8,029
Shares issued	(33)
Shares canceled/forfeited	(1,220)
Shares at December 30, 2007	13,661
Shares granted	10,105
Shares issued	(40)
Shares canceled/forfeited	(1,468)
Shares at December 28, 2008	22,258
Shares granted	11,172
Shares issued	(5,714)
Shares canceled/forfeited	(1,392)
Shares at January 3, 2010	26,324

The average fair value of the restricted share units granted was $52.79, $56.70 and $60.86 in 2009, 2008 and 2007, respectively, using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The fair value of restricted share units settled was $308.4 million, $2.5 million and $1.8 million in 2009, 2008 and 2007, respectively.

18. Segments of Business[1] and Geographic Areas

(Dollars in Millions)	Sales to Customers[2] 2009	2008	2007
Consumer —			
United States	$ 6,837	6,937	6,408
International	8,966	9,117	8,085
Total	**15,803**	**16,054**	**14,493**
Pharmaceutical —			
United States	13,041	14,831	15,603
International	9,479	9,736	9,263
Total	**22,520**	**24,567**	**24,866**
Medical Devices and Diagnostics —			
United States	11,011	10,541	10,433
International	12,563	12,585	11,303
Total	**23,574**	**23,126**	**21,736**
Worldwide total	**$61,897**	**63,747**	**61,095**

	Operating Profit			Identifiable Assets		
(Dollars in Millions)	2009[5]	2008[6]	2007[7]	2009	2008	2007
Consumer	$ 2,475	2,674	2,277	$24,671	23,765	26,550
Pharmaceutical	6,413	7,605	6,540	21,460	19,544	19,780
Medical Devices and Diagnostics	7,694	7,223	4,846	22,853	20,779	19,978
Total	16,582	17,502	13,663	68,984	64,088	66,308
Less: Expense not allocated to segments[3]	827	573	380			
General corporate[4]				25,698	20,824	14,646
Worldwide total	**$15,755**	**16,929**	**13,283**	**$94,682**	**84,912**	**80,954**

	Additions to Property, Plant & Equipment			Depreciation and Amortization		
(Dollars in Millions)	2009	2008	2007	2009	2008	2007
Consumer	$ 439	499	504	$513	489	472
Pharmaceutical	535	920	1,137	922	986	1,033
Medical Devices and Diagnostics	1,114	1,251	919	1,124	1,146	1,080
Segments total	2,088	2,670	2,560	2,559	2,621	2,585
General corporate	277	396	382	215	211	192
Worldwide total	**$2,365**	**3,066**	**2,942**	**$2,774**	**2,832**	**2,777**

	Sales to Customers[2]			Long-Lived Assets[8]		
(Dollars in Millions)	2009	2008	2007	2009	2008	2007
United States	$30,889	32,309	32,444	$22,399	21,674	21,685
Europe	15,934	16,782	15,644	17,347	14,375	15,578
Western Hemisphere excluding U.S.	5,156	5,173	4,681	3,540	3,328	3,722
Asia-Pacific, Africa	9,918	9,483	8,326	1,868	1,898	1,261
Segments total	61,897	63,747	61,095	45,154	41,275	42,246
General corporate				790	785	702
Other non long-lived assets				48,738	42,852	38,006
Worldwide total	**$61,897**	**63,747**	**61,095**	**$94,682**	**84,912**	**80,954**

[1] See Note 1 for a description of the segments in which the Company operates.

[2] Export sales are not significant. In 2009, 2008 and 2007, the Company did not have a customer that represented 10% of total revenues.

[3] Amounts not allocated to segments include interest (income) expense, non-controlling interests and general corporate (income) expense.

[4] General corporate includes cash and marketable securities.

[5] Includes $1,186 million of restructuring expense, comprised of $369 million, $496 million, and $321 million for the Consumer, Pharmaceutical, and Medical Devices and Diagnostics segments, respectively. Includes $386 million of fourth quarter net litigation gain, comprised of a $92 million expense in the Pharmaceutical segment and a gain of $478 million in the Medical Devices and Diagnostics segment.

[6] Includes $7 million and $174 million of IPR&D for the Consumer and Medical Devices and Diagnostics segments, respectively. Includes $379 million of fourth quarter net litigation gain, comprised of a $50 million expense in the Consumer segment and a gain of $429 million in the Medical Devices and Diagnostics segment. The Medical Devices and Diagnostics segment also includes $536 million gain on the divestiture of the Professional Wound Care business of Ethicon, Inc.

[7] Includes $745 million of restructuring expense, comprised of $15 million, $429 million, and $301 million for the Consumer, Pharmaceutical, and Medical Devices and Diagnostics segments, respectively. The Medical Devices and Diagnostics segment includes $807 million of IPR&D. The Pharmaceutical segment also includes $678 million for the write-down of the NATRECOR® intangible asset.

[8] Long-lived assets include property, plant and equipment, net for 2009, 2008 and 2007 of $14,759, $14,365 and $14,185, respectively, and intangible assets and goodwill, net for 2009, 2008 and 2007 of $31,185, $27,695 and $28,763, respectively.

19. Selected Quarterly Financial Data (unaudited)

Selected unaudited quarterly financial data for the years 2009 and 2008 are summarized below:

(Dollars in Millions Except Per Share Data)	2009 First Quarter	2009 Second Quarter	2009 Third Quarter	2009 Fourth Quarter[1]	2008 First Quarter	2008 Second Quarter[2]	2008 Third Quarter	2008 Fourth Quarter[3]
Segment sales to customers								
Consumer	$ 3,711	3,854	3,989	4,249	4,064	4,036	4,099	3,855
Pharmaceutical	5,780	5,498	5,249	5,993	6,429	6,340	6,113	5,685
Med Devices & Diagnostics	5,535	5,887	5,843	6,309	5,701	6,074	5,709	5,642
Total sales	$15,026	15,239	15,081	16,551	16,194	16,450	15,921	15,182
Gross profit	10,775	10,789	10,647	11,239	11,580	11,699	11,147	10,810
Earnings before provision for taxes on income	4,643	4,263	4,245	2,604	4,747	4,375	4,290	3,517
Net earnings	3,507	3,208	3,345	2,206	3,598	3,327	3,310	2,714
Basic net earnings per share	$ 1.27	1.16	1.21	0.80	1.27	1.18	1.19	0.98
Diluted net earnings per share	$ 1.26	1.15	1.20	0.79	1.26	1.17	1.17	0.97

[1] The fourth quarter of 2009 includes an after-tax charge of $852 million for restructuring and $212 million after-tax of income from net litigation.

[2] The second quarter of 2008 includes an after-tax charge of $40 million for IPR&D.

[3] The fourth quarter of 2008 includes an after-tax charge of $141 million for IPR&D, $229 million after-tax of income from net litigation and $331 million after-tax gain on the divestiture of the Professional Wound Care business of Ethicon, Inc. The gain from the divestiture of the Professional Wound Care business of Ethicon, Inc. was reinvested in the business.

20. Business Combinations and Divestitures

Certain businesses were acquired for $2,470 million in cash and $875 million of liabilities assumed and non-controlling interests during 2009. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The 2009 acquisitions included: Mentor Corporation, a leading supplier of medical products for the global aesthetics market; Cougar Biotechnology, Inc., a development stage biopharmaceutical company with a specific focus on oncology; Finsbury Orthopaedics Limited, a privately held UK-based manufacturer and global distributor of orthopaedic implants; Gloster Europe, a privately held developer of innovative disinfection processes and technologies to prevent healthcare-acquired infections and substantially all of the assets and rights of Elan's Alzheimer's Immunotherapy Program through a newly formed company, of which the Company owns 50.1% and Elan owns 49.9%.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $2,940 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Of this amount, approximately $1,737 million has been identified as the value of IPR&D primarily associated with the acquisitions of Cougar Biotechnology, Inc. and substantially all of the assets and rights of Elan's Alzheimer's Immunotherapy Program. Additionally, approximately $1,107 million has been identified as the value of other intangible assets, including patents & technology and customer relationships primarily associated with the acquisition of Mentor Corporation.

The IPR&D related to the acquisition of Cougar Biotechnology, Inc. was $971 million and is associated with abiraterone acetate, a late stage, first-in-class compound for the treatment of prostate cancer. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 60–85% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 23.5%.

Refer to Note 6 for information related to the Elan transaction.

Certain businesses were acquired for $1,214 million in cash and $114 million of liabilities assumed during 2008. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The 2008 acquisitions included: Amic AB, a privately held Swedish developer of in vitro diagnostic technologies for use in point-of-care and near-patient settings; Beijing Dabao Cosmetics Co., Ltd., a company that sells personal care brands in China; SurgRx, Inc., a privately held developer of the advanced bipolar tissue sealing system used in the ENSEAL® family of devices; HealthMedia, Inc., a privately held company that creates web-based behavior change interventions; LGE Performance Systems, Inc., a privately held company known as Human Performance Institute™, which develops science-based training programs to improve employee engagement and productivity and Omrix Biopharmaceuticals, Inc., a fully integrated biopharmaceutical company that develops and markets biosurgical and immunotherapy products.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $891 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $181 million has been identified as the value of IPR&D associated with the acquisitions of Omrix Biopharmaceuticals, Inc., Amic AB, SurgRx, Inc. and HealthMedia, Inc.

The IPR&D charge related to the acquisition of Omrix Biopharmaceuticals, Inc. was $127 million and is associated with standalone and combination biosurgical technologies used to achieve hemostasis. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 60–90% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 14%. As of the end of the 2008 fiscal year, 97.8% of the outstanding shares of Common Stock of Omrix Biopharmaceuticals,

Inc. had been tendered by stockholders. Excluding shares that were tendered subject to guaranteed delivery procedures, 90.2% of the outstanding shares of Common Stock had been tendered. On December 30, 2008 the Company completed the acquisition of Omrix Biopharmaceuticals, Inc.

The IPR&D charge related to the acquisition of Amic AB was $40 million and is associated with point-of-care device and 4CAST Chip technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate applied was 20%.

The IPR&D charge related to the acquisition of SurgRx, Inc. was $7 million and is associated with vessel cutting and sealing surgical devices. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 90-95% were used to reflect inherent clinical and regulatory risk. The discount rate applied was 18%.

The IPR&D charge related to the acquisition of HealthMedia, Inc. was $7 million and is associated primarily with process enhancements to software technology. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 90% was used to reflect inherent risk. The discount rate applied was 14%.

Certain businesses were acquired for $1,388 million in cash and $232 million of liabilities assumed during 2007. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The 2007 acquisitions included: Conor Medsystems, Inc., a cardiovascular device company, with new drug delivery technology; Robert Reid, Inc., a Japanese orthopedic product distributor; and Maya's Mom, Inc., a social media company.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $636 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $807 million has been identified as the value of IPR&D associated with the acquisition of Conor Medsystems, Inc.

The IPR&D charge related to the acquisition of Conor Medsystems, Inc. was $807 million and is associated with research related to the discovery and application of the stent technology. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate applied was 19%.

Supplemental pro forma information for 2009, 2008 and 2007 in accordance with U.S. GAAP standards related to business combinations, and goodwill and other intangible assets, is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company's results of operations, cash flows or financial position.

With the exception of the divestiture of the Professional Wound Care business of Ethicon, Inc., which resulted in a gain of $536 million before tax, and is recorded in other (income) expense, net, in 2008, divestitures in 2009, 2008 and 2007 did not have a material effect on the Company's results of operations, cash flows or financial position.

Note 21 — Legal Proceedings

PRODUCT LIABILITY

The Company's subsidiaries are involved in numerous product liability cases in the United States, many of which concern alleged adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use that accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any product liability results from such cases, it will be substantially covered by existing amounts accrued in the Company's balance sheet and, where available, by third-party product liability insurance.

Multiple products of Johnson & Johnson subsidiaries are subject to numerous product liability claims and lawsuits. There are a significant number of claimants who have pending lawsuits or claims regarding injuries allegedly due to ORTHO EVRA®, RISPERDAL®, LEVAQUIN®, DURAGESIC®, the CHARITÉ™ Artificial Disc and CYPHER® Stent. These claimants seek substantial compensatory and, where available, punitive damages.

With respect to RISPERDAL®, the Attorneys General of eight states and the Office of General Counsel of the Commonwealth of Pennsylvania have filed actions seeking reimbursement of Medicaid or other public funds for RISPERDAL® prescriptions written for off-label use, compensation for treating their citizens for alleged adverse reactions to RISPERDAL®, civil fines or penalties, punitive damages, or other relief. The Attorney General of Texas has joined a qui tam action in that state seeking similar relief. Certain of these actions also seek injunctive relief relating to the promotion of RISPERDAL®. The Attorneys General of more than 40 other states have indicated a potential interest in pursuing similar litigation against the Company's subsidiary, Janssen Pharmaceutica Inc. (Janssen) (now Ortho-McNeil-Janssen Pharmaceuticals Inc. (OMJPI)), and have obtained a tolling agreement staying the running of the statute of limitations while they inquire into the issues. In addition, there are six cases filed by union health plans seeking damages for alleged overpayments for RISPERDAL®, several of which seek certification as class actions. In the case brought by the Attorney General of West Virginia, based on claims for alleged consumer fraud as to DURAGESIC® as well as RISPERDAL®, Janssen (now OMJPI) was found liable and damages were assessed at $4.5 million. OMJPI has filed an appeal.

Numerous claims and lawsuits in the United States relating to the drug PROPULSID®, withdrawn from general sale by the Company's Janssen (now OMJPI) subsidiary in 2000, have been resolved or are currently enrolled in settlement programs with an aggregate cap below $100 million. Similar litigation concerning PROPULSID® is pending in Canada, where a national class action of persons alleging adverse reactions to the drug has been certified and a settlement program instituted with an aggregate cap below $10 million.

AFFIRMATIVE STENT PATENT LITIGATION

In patent infringement actions tried in Delaware Federal District Court in late 2000, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, obtained verdicts of infringement and patent validity, and damage awards against Boston Scientific Corporation (Boston Scientific) and Medtronic AVE, Inc. (Medtronic) based on a number of Cordis vascular stent patents. In December 2000, the jury in the damage action against Boston Scientific returned a verdict of $324 million and the jury in the Medtronic action returned a verdict of $271 million. The Court of Appeals for the Federal Circuit has upheld liability in these cases, and on September 30, 2008, the district court entered judgments, including interest, in the amounts of $702 million and $521 million against Boston Scientific and

Medtronic, respectively. Medtronic paid $472 million in October 2008, representing the judgment, net of amounts exchanged in settlement of a number of other litigations between the companies. The net settlement of $472 million was recorded as a credit to other (income) expense, net in the 2008 consolidated statement of earnings. In September 2009, Cordis settled this case with Boston Scientific together with the Kasenthofer/Fontirroche and Ding cases described below, for a net payment of $716 million. As part of that settlement Boston Scientific received a paid up license to the Fontirroche family of patents worldwide and Cordis received a paid license to the Kastenhofer and Ding families of patents worldwide and the parties settled all pending lawsuits worldwide relating to these patents. The receipt of $716 million, less the impact of other litigation matters, resulted in a credit to other (income) expense, net of $386 million in the fiscal fourth quarter of 2009. In addition, in May 2009, Medtronic paid $270 million to settle additional patent infringement claims asserted by Cordis based on its vascular stent patents, which was recorded as a credit to other (income) expense, net in the fiscal second quarter of 2009.

In January 2003, Cordis filed a patent infringement action against Boston Scientific in Delaware Federal District Court accusing its Express2™, Taxus® and Liberte® stents of infringing the Palmaz patent that expired in November 2005. The Liberte® stent was also accused of infringing Cordis' Gray patent that expires in 2016. In June 2005, a jury found that the Express2™, Taxus® and Liberte® stents infringed the Palmaz patent and that the Liberte® stent also infringed the Gray patent. On March 31, 2009, the U.S. Court of Appeals for the Federal Circuit affirmed this judgment. The case was remanded to the district court for a trial on damages and willfulness. Cordis also filed a lawsuit in Delaware Federal District Court in October of 2008 alleging that Boston Scientific's sales of Taxus® and Liberte® after June of 2005 infringes Cordis' Gray patent. On January 29, 2010, these cases together with the Jang case referred to in the paragraph below, were settled. Under the terms of the settlement, Boston Scientific paid Cordis $1.0 billion on February 1, 2010, and will pay Cordis an additional $725 million plus interest on January 3, 2011. Cordis granted Boston Scientific a paid up worldwide license under the Palmaz and Gray patents and Boston Scientific granted Cordis a paid up worldwide license under the Jang patents for all stents sold by Cordis except the 2.25mm size Cypher.

Cordis has several pending lawsuits in New Jersey and Delaware Federal District Court against Guidant Corporation (Guidant), Abbott Laboratories, Inc. (Abbott), Boston Scientific and Medtronic alleging that the Xience V™ (Abbott), Promus™ (Boston Scientific) and Endeavor® (Medtronic) drug eluting stents infringe several patents owned by or licensed to Cordis. In one of the cases against Boston Scientific, alleging that sales of their Promus™ stent infringed Wright and Falotico patents, on January 20, 2010 the District Court in Delaware found the Wright/Falotico patent invalid for lack of written description and/or lack of enablement. Cordis intends to appeal this ruling.

PATENT LITIGATION AGAINST VARIOUS JOHNSON & JOHNSON SUBSIDIARIES

The products of various Johnson & Johnson subsidiaries are the subject of various patent lawsuits, the outcomes of which could potentially adversely affect the ability of those subsidiaries to sell those products, or require the payment of past damages and future royalties.

In July 2005, a jury in Federal District Court in Delaware found that the Cordis CYPHER® Stent infringed Boston Scientific's Ding '536 patent and that the Cordis CYPHER® and BX VELOCITY® Stents also infringed Boston Scientific's Jang '021 patent. The jury also found both of those patents valid. In January 2009, the Court of Appeals for the Federal Circuit held the Ding patent invalid and a judgment in favor of Cordis in that case has been entered. In March 2009, the Court of Appeals for the Federal Circuit upheld the judgment that Cordis' CYPHER® Stent infringed Boston Scientific's Jang patent. The case has been remanded for a trial on the issues of damages and willfulness. The Jang case has been dismissed as part of the January 2010 settlement described in the paragraph above relating to the Express2™, Taxus® and Liberte® stents.

In Germany, Boston Scientific had several actions based on its Ding patents pending against the Cordis CYPHER® Stent. Boston Scientific also had brought actions in Belgium, the Netherlands, Germany, France and Italy under its Kastenhofer patent, which purports to cover two-layer catheters such as those used to deliver the CYPHER® Stent. These cases have been settled as part of the September 2009 settlement described above.

Trial in Boston Scientific's U.S. case based on the Kastenhofer patent in Federal District Court in California concluded in October 2007 with a jury finding that the patent was invalid. The jury also found for Cordis on its counterclaim that sale by Boston Scientific of its balloon catheters and stent delivery systems infringe Cordis' Fontirroche patent. The Court has denied Boston Scientific's post trial motions. This case was settled as part of the September 2009 settlement described above.

In May 2008, Centocor, Inc. (Centocor) (now Centocor Ortho Biotech Inc. (COBI)) filed a lawsuit against Genentech, Inc. (Genentech) in U.S. District Court for the Central District of California seeking to invalidate the Cabilly II patent. Prior to filing suit, Centocor had a sublicense under this patent from Celltech (who was licensed by Genentech) for REMICADE® and had been paying royalties to Celltech. Centocor has terminated that sublicense and stopped paying royalties. Genentech has filed a counterclaim alleging that REMICADE® infringes its Cabilly II patents and that the manufacture of REMICADE®, STELARA™, SIMPONI™ and ReoPro® also infringes one of its other patents relating to the purification of antibodies made through recombinant DNA techniques. The court has scheduled a hearing for Summary Judgment Motions in August 2010.

In April 2009, a bench trial was held before the Federal District Court for the Middle District of Florida on the liability phase of Ciba's patent infringement lawsuit alleging that Johnson & Johnson Vision Care, Inc.'s (JJVC) ACUVUE® OASYS™ lenses infringe three of their Nicholson patents. In August 2009, the District Court found two of these patents valid and infringed and entered judgment against JJVC. JJVC has appealed that judgment to the Court of Appeals for the Federal Circuit. On March 22, 2010, the District Court will hold a hearing on Ciba's motion for a permanent injunction. If the judgment is upheld on appeal the Court will schedule another trial to determine damages and willfulness.

In May 2009, Abbott Biotechnology Ltd. filed a patent infringement lawsuit against Centocor (now COBI) in the United States District Court for the District of Massachusetts. The suit alleges that Centocor's SIMPONI™ product, a human anti-TNF alpha antibody, infringes Abbott's '394 patent (the Salfeld patent). The case has been stayed pending the resolution of an arbitration filed by Centocor directed to its claim that it is licensed under the '394 patent. The arbitration is scheduled for March 2010.

In August 2009, Abbott GmbH & Co. (Abbott GmbH) and Abbott Bioresearch Center filed a patent infringement lawsuit against COBI in the United States District Court for the District of Massachusetts. The suit alleges that COBI's STELARA™ product infringes two U.S. patents assigned to Abbott GmbH. In August 2009, COBI filed a complaint for a declaratory judgment of non-infringement and invalidity of the Abbott GmbH patents in the United States District Court for the District of Columbia. On the same date, also in the United States District Court for the District of

Columbia, COBI filed a Complaint for Review of a Patent Interference Decision granting priority of invention on one of the two asserted patents to Abbott GmbH. In August 2009, Abbott GmbH and Abbott Laboratories Limited brought a patent infringement suit in Canada alleging that STELARA™ infringes Abbott GmbH's Canadian patent. The cases filed by COBI in the District of Columbia have been transferred to the District of Massachusetts.

In August 2009, Bayer Healthcare LLC filed suit against COBI in Massachusetts District Court alleging infringement by COBI's SIMPONI™ product of its patent relating to human anti-TNF antibodies. Bayer has also filed suit under its European counterpart to these patents in Germany and the Netherlands.

In June 2009, Centocor's (now COBI) lawsuit alleging that Abbott's HUMIRA anti-TNF alpha product infringes Centocor's '775 patent went to trial in Federal District Court in the Eastern District of Texas. On June 28, 2009 a jury returned a verdict finding the patent valid and willfully infringed, and awarded Centocor damages of approximately $1.7 billion. A bench trial on Abbott's defenses, of inequitable conduct and prosecution laches, was held in August 2009, and the District Court decided these issues in favor of Centocor. All of Abbott's post trial motions have been denied except that the District Court granted Abbott's motion to overturn the jury finding of willfulness. Judgment in the amount of $1.9 billion was entered in favor of Centocor in December 2009 and Abbott has filed an appeal to the Court of Appeals for the Federal Circuit. The Company has not reflected any of the $1.9 billion in its consolidated financial statements. Centocor has also filed a new lawsuit in the Eastern District of Texas seeking damages for infringement of the '775 patent attributable to sales of HUMIRA subsequent to the jury verdict in June 2009.

The following chart summarizes various patent lawsuits concerning products of the Company's subsidiaries that have yet to proceed to trial:

J&J Product	Company	Patents	Plaintiff/ Patent Holder	Court	Trial Date**	Date Filed
CYPHER® Stent	Cordis	Wall	Wall	E.D. TX	Q2/11	11/07
CYPHER® Stent	Cordis	Saffran	Saffran	E.D. TX	Q2/11	10/07
Blood Glucose Meters and Strips	LifeScan	Wilsey	Roche Diagnostics	D. DE	*	11/07
REMICADE®, ustekinumab, golimumab, ReoPro®	Centocor/COBI	Cabilly II	Genentech	C.D. CA	*	05/08
SIMPONI™	Centocor/COBI	Salfeld	Abbott Laboratories	MA	*	05/09
SIMPONI™	Centocor/COBI	Boyle	Bayer Healthcare	MA	*	08/09
STELARA™	Centocor/COBI	Salfeld	Abbott GmbH	MA/DC	*	08/09

** Trial date to be scheduled.*
*** Q reflects the Company's fiscal quarter.*

LITIGATION AGAINST FILERS OF ABBREVIATED NEW DRUG APPLICATIONS (ANDAs)

The following chart indicates lawsuits pending against generic firms that filed Abbreviated New Drug Applications (ANDAs) seeking to market generic forms of products sold by various subsidiaries of the Company prior to expiration of the applicable patents covering those products. These ANDAs typically include allegations of non-infringement, invalidity and unenforceability of these patents. In the event the subsidiary of the Company involved is not successful in these actions, or the statutory 30-month stay expires before a ruling from the district court is obtained, the firms involved will have the ability, upon FDA approval, to introduce generic versions of the product at issue resulting in very substantial market share and revenue losses for the product of the Company's subsidiary.

As noted in the following chart, 30-month stays expired during 2009, and will expire in 2010, 2011 and 2012 with respect to ANDA challenges regarding various products:

Brand Name Product	Patent/NDA Holder	Generic Challenger	Court	Trial Date**	Date Filed	30-Month Stay Expiration
CONCERTA® 18, 27, 36 and 54 mg controlled release tablet	McNeil-PPC ALZA	Andrx KUDCO	D. DE D. DE	Q4/07 *	09/05 01/10	None 05/12
LEVAQUIN® 250, 500, 750 mg tablet	Ortho-McNeil	Lupin	D. NJ	*	10/06	03/09
ORTHO TRI-CYCLEN® LO 0.18 mg/0.025 mg, 0.215 mg/0.025 mg and 0.25 mg/0.025 mg	Ortho-McNeil	Watson Sandoz	D. NJ D. NJ D. NJ	* * *	10/08 06/09	03/11 10/11 06/12
ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Par	D. DE	Q2/09	05/07 06/07 10/07	09/09 11/09 03/10
ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Impax	D. DE	Q2/10	08/08 11/08	01/11 03/11
ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Paddock	D.DRD. Minn.	*	09/09	01/12
ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Cipher	D. DE	*	10/09	03/12
ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil/Biovail	Lupin	D. DE	*	01/10	06/12

** Trial date to be scheduled.*
*** Q reflects the Company's fiscal quarter.*

In the action against Barr Pharmaceuticals, Inc. (Barr) (now a wholly-owned subsidiary of Teva Pharmaceutical Industries LTD.) regarding ORTHO TRI-CYCLEN® LO, in January 2008, the Company's subsidiary Ortho Women's Health & Urology, a Division of Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI), and Barr agreed to a non-binding term sheet to settle the litigation, which settlement discussions are still underway. The trial court postponed the January 2008 trial without setting a new trial date. In June 2009, Barr launched its generic product "at risk" before trial. OMJPI sought a preliminary injunction and recall of Barr product which the Court granted in July 2009. In July 2009, the parties entered into a definitive agreement to settle the lawsuit. Under the terms of the settlement, Barr obtained a release for its sales of its generic product in exchange for an undisclosed royalty payment. Barr also obtained a non-exclusive, royalty-bearing license to re-enter the market on December 31, 2015, or earlier in certain limited circumstances.

In October 2008, the Company's subsidiary OMJPI filed suit in Federal District Court in New Jersey against Watson Laboratories, Inc. (Watson) in response to Watson's ANDA regarding ORTHO TRI-CYCLEN® LO. In June 2009, the Company's subsidiary OMJPI filed suit in Federal District Court in New Jersey against Sandoz Laboratories, Inc. (Sandoz) in response to Sandoz's ANDA regarding ORTHO TRI-CYCLEN® LO. The Sandoz and Watson cases have been consolidated.

In January 2010, the Company's subsidiary OMJPI filed suit in Federal District Court in New Jersey against Lupin Ltd. and Lupin Pharmaceuticals, Inc. (collectively "Lupin") in response to Lupin's ANDA regarding ORTHO TRI-CYCLEN® LO.

In the action against Barr and AlphaPharm with respect to their ANDA challenges to the RAZADYNE® patent that Janssen (now OMJPI) licenses from Synaptech, Inc. (Synaptech), a four-day non-jury trial was held in the Federal District Court in Delaware in May 2007. In August 2008, the court held that the patent was invalid because it was not enabled. Janssen (OMJPI) and Synaptech have appealed the decision. Since the court's decision, multiple generic companies have received final approvals for their products and have launched "at risk" pending appeal. Additional generic approvals and launches could occur at any time. In September 2009, the Court of Appeals affirmed the judgment that the patent is invalid.

In the action by McNEIL-PPC, Inc. (McNeil-PPC) and ALZA Corporation (ALZA) against Andrx Corporation (Andrx) with respect to its ANDA challenge to the CONCERTA® patents, a five-day non-jury trial was held in the Federal District Court in Delaware in December 2007. In March 2009, the court ruled that one CONCERTA® patent would not be infringed by Andrx's proposed generic product and that the patent was invalid because it was not enabled. The court dismissed without prejudice Andrx's declaratory judgment suit on a second patent for lack of jurisdiction. McNeil-PPC and ALZA filed an appeal in May 2009. The appeals court heard argument on February 3, 2010. A decision is pending.

ALZA and OMJPI filed a second suit in Federal District Court in Delaware against Kremers-Urban, LLC and KUDCO Ireland, Ltd. (KUDCO) in January 2010 in response to KUDCO's ANDA challenge regarding CONCERTA® tablets. In its notice letter, KUDCO contends that two ALZA patents for CONCERTA® are invalid and not infringed by a KUDCO generic.

In the RAZADYNE® ER cases, a lawsuit was filed against Barr on the RAZADYNE® use patent that Janssen (now OMJPI) licenses from Synaptech in June 2006. In September 2008, the above-discussed Delaware decision invalidating the RAZADYNE® use patent resulted in entry of judgment for Barr on that patent, but the case will be reopened if Janssen (now OMJPI) and Synaptech win on appeal. Barr has received FDA approval of its product and has launched "at risk." In September 2009, the Federal Circuit affirmed the Delaware decision invalidating the RAZADYNE® use patent. As a result, this case will not be reopened.

In the action against Lupin Pharmaceuticals, Inc. (Lupin) regarding its ANDA concerning LEVAQUIN®, Lupin contends that the U.S. Patent and Trademark Office improperly granted a patent term extension to the patent that Ortho-McNeil (now Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI)) licenses from Daiichi Pharmaceuticals, Inc. (Daiichi). Lupin alleges that the active ingredient in LEVAQUIN® was the subject of prior marketing, and therefore was not eligible for the patent term extension. Lupin concedes validity and that its product would violate the patent if marketed prior to the expiration of the original patent term. Summary judgment against Lupin was granted in May 2009 and Lupin appealed. Oral argument was held in September 2009. A decision is pending.

In the ULTRAM® ER actions, Ortho-McNeil Pharmaceutical, Inc. (Ortho-McNeil) (now OMJPI), filed lawsuits (each for different dosages) against Par Pharmaceuticals, Inc. and Par Pharmaceuticals Companies, Inc. (Par) in May, June and October 2007 on two Tramadol ER formulation patents owned by Purdue Pharma Products L.P. (Purdue) and Napp Pharmaceutical Group Ltd. (Napp). OMJPI also filed lawsuits (each for different dosages) against Impax Laboratories, Inc. (Impax) on a Tramadol ER formulation patent owned by Purdue and Napp in August and November 2008. Purdue, Napp and Biovail Laboratories International SRL (Biovail) (the NDA holder) joined as co-plaintiffs in the lawsuits against Par and Impax, but Biovail and OMJPI were subsequently dismissed for lack of standing. The trial against Par took place in April 2009. In August 2009, the Court issued a decision finding the patents-in-suit invalid. Purdue has appealed that decision. The trial against Impax is scheduled for June 2010. In November 2009, the case against Impax was stayed with the consent of all parties. In September and October 2009, respectively, Purdue filed suits against Paddock Laboratories, Inc. (Paddock) and Cipher Pharmaceuticals Inc. (Cipher) on its Tramadol ER formulation patents.

In January 2010, Purdue filed a suit against Lupin Ltd. (Lupin) on its Tramadol ER formulation patents.

In September 2009, Centocor Ortho Biotech Products, L.P. (COBI, LP) intervened in an inventorship dispute between Kansas University Center for Research (KUCR) involving certain U.S. government-owned VELCADE® formulation patents. KUCR brought this action against the U.S. government in the District of Kansas seeking to add two Kansas University scientists to the patents. The U.S. government licensed the patents (and their foreign counterparts) to Millennium Pharmaceuticals, Inc., who in turn sublicensed the patents (and their foreign counterparts) to COBI,LP for commercial marketing outside the U.S. If KUCR succeeds in its co-inventorship claim and establishes co-ownership in the U.S. VELCADE® formulation patents, we anticipate that KUCR will initiate actions to establish co-inventorship and co-ownership with respect to the foreign counterpart patents in the countries where COBI, LP has commercial marketing rights. If KUCR in Kansas is successful, this may adversely affect COBI, LP's license rights in those countries.

AVERAGE WHOLESALE PRICE (AWP) LITIGATION

Johnson & Johnson and several of its pharmaceutical subsidiaries, along with numerous other pharmaceutical companies, are defendants in a series of lawsuits in state and federal courts involving allegations that the pricing and marketing of certain pharmaceutical products amounted to fraudulent and otherwise actionable conduct because, among other things, the companies allegedly reported an inflated Average Wholesale Price (AWP) for the drugs at issue. Many of these cases, both federal actions and state actions removed to federal court, have been consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in Federal District Court in Boston, Massachusetts. The plaintiffs in these cases include classes of private persons or entities that paid for any portion of the purchase of the drugs at issue based on AWP, and state government entities that made Medicaid payments for the drugs at issue based on AWP.

The MDL Court identified classes of Massachusetts-only private insurers providing "Medi-gap" insurance coverage and private payers for physician-administered drugs where payments were based on AWP ("Class 2" and "Class 3"), and a national class of individuals who made co-payments for physician-administered drugs covered by Medicare ("Class 1"). A trial of the two Massachusetts-only class actions concluded before the MDL Court in December 2006. In June 2007, the MDL Court issued post-trial rulings, dismissing the Johnson & Johnson defendants from the case regarding all claims of Classes 2 and 3, and subsequently of Class 1 as well. Plaintiffs appealed the Class 1 judgment and, in September 2009, the Court of Appeals vacated the judgment and remanded for further proceedings in the District Court. AWP cases brought by various Attorneys General have proceeded to trial against other manufacturers. One state case against certain of the Company's subsidiaries has been set for trial in late 2010, and other state cases are likely to be set for trial thereafter.

OTHER

In July 2003, Centocor (now COBI), a Johnson & Johnson subsidiary, received a request that it voluntarily provide documents and information to the criminal division of the U.S. Attorney's Office, District of New Jersey, in connection with its investigation into various Centocor marketing practices. Subsequent requests for documents have been received from the U.S. Attorney's Office. Both the Company and Centocor have responded to these requests for documents and information.

In December 2003, Ortho-McNeil (now OMJPI) received a subpoena from the U.S. Attorney's Office in Boston, Massachusetts seeking documents relating to the marketing, including alleged off-label marketing, of the drug TOPAMAX® (topiramate). Additional subpoenas for documents have been received, and current and former employees have testified before a grand jury. Discussions are underway in an effort to resolve this matter, but whether agreement can be reached and on what terms is uncertain.

In January 2004, Janssen (now OMJPI) received a subpoena from the Office of the Inspector General of the U.S. Office of Personnel Management seeking documents concerning sales and marketing of, any and all payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL® (risperidone) from 1997 to 2002. Documents subsequent to 2002 have also been requested. An additional subpoena seeking information about marketing of and adverse reactions to RISPERDAL® was received from the U.S. Attorney's Office for the Eastern District of Pennsylvania in November 2005. Subpoenas seeking testimony from various witnesses before a grand jury have also been received. Janssen is cooperating in responding to ongoing requests for documents and witnesses. The government is continuing to actively investigate this matter. In February 2010, the government served Civil Investigative Demands seeking additional information relating to sales and marketing of RISPERDAL® and sales and marketing of INVEGA®.

In September 2004, Ortho Biotech Inc. (Ortho Biotech) (now COBI), received a subpoena from the U.S. Office of Inspector General's Denver, Colorado field office seeking documents directed to the sales and marketing of PROCRIT® (Epoetin alfa) from 1997 to the present, as well as to dealings with U.S. Oncology Inc., a healthcare services network for oncologists. Ortho Biotech (now COBI) has responded to the subpoena.

In September 2004, plaintiffs in an employment discrimination litigation initiated against the Company in 2001 in Federal District Court in New Jersey moved to certify a class of all African American and Hispanic salaried employees of the Company and its affiliates in the U.S., who were employed at any time from November 1997 to the present. Plaintiffs seek monetary damages for the period 1997 through the present (including punitive damages) and equitable relief. The Court denied plaintiffs' class certification motion in December 2006 and their motion for reconsideration in April 2007. Plaintiffs sought to appeal these decisions and, in April 2008, the Court of Appeals ruled that plaintiffs' appeal of the denial of class certification was untimely. In July 2009, plaintiffs filed a motion for certification of a modified class, which the Company is opposing. Plaintiffs are engaged in further discovery of individual plaintiffs' claims. The hearing on plaintiffs' motion for class certification is scheduled for July 2010.

In March 2005, DePuy Orthopaedics, Inc. (DePuy), a Johnson & Johnson subsidiary, received a subpoena from the U.S. Attorney's Office, District of New Jersey, seeking records concerning contractual relationships between DePuy and surgeons or surgeons-in-training involved in hip and knee replacement and reconstructive surgery. This investigation was resolved by DePuy and the four other leading suppliers of hip and knee implants in late September 2007 by agreements with the U.S. Attorney's Office for the District of New Jersey. The settlements included an 18-month Deferred Prosecution Agreement (DPA), acceptance by each company of a monitor to assure compliance with the DPA and, with respect to four of the five companies, payment of settlement monies and entry into five year Corporate Integrity Agreements. DePuy paid $85 million as its settlement. The term of the Monitorship under the Deferred Prosecution Agreement concluded on March 27, 2009, and an order dismissing all charges was entered on March 30, 2009.

In November 2007, the Attorney General of the Commonwealth of Massachusetts issued a Civil Investigative Demand to DePuy seeking information regarding financial relationships between a number of Massachusetts-based orthopedic surgeons and providers and DePuy. DePuy is responding to Massachusetts' additional requests.

In July 2005, Scios Inc. (Scios), a Johnson & Johnson subsidiary, received a subpoena from the U.S. Attorney's Office, District of Massachusetts, seeking documents related to the sales and marketing of NATRECOR®. Scios responded to the subpoena. In early August 2005, Scios was advised that the investigation would be handled by the U.S. Attorney's Office for the Northern District of California in San Francisco. Additional requests for documents have been received and responded to and former Scios employees have testified before a grand jury in San Francisco. The qui tam complaints were unsealed on February 19, 2009. The U.S. government has intervened in one of the qui tam actions, and filed a complaint against Scios and the Company in June 2009. Scios and Johnson & Johnson have filed a motion to dismiss the qui tam complaint filed by the government, and that motion was denied. The criminal investigation is continuing and discussions are underway in an effort to settle this matter. Whether a settlement can be reached and on what terms is uncertain.

In September 2005, the Company received a subpoena from the U.S. Attorney's Office, District of Massachusetts, seeking documents related to sales and marketing of eight drugs to Omnicare, Inc., a manager of pharmaceutical benefits for long-term care facilities. The Johnson & Johnson subsidiaries involved responded to the subpoena. Several employees of the Company's pharmaceutical subsidiaries have been subpoenaed to testify before a grand jury in connection with this investigation. In April 2009, the Company was served with the complaints in two civil qui tam cases related to marketing of prescription drugs to Omnicare, Inc. On January 15, 2010, the government filed a complaint intervening in the cases. The complaint asserts claims under the federal False Claims Act and a related state law claim in connection with the marketing of several drugs to Omnicare.

In November 2005, Amgen Inc. (Amgen) filed suit against Hoffmann-LaRoche, Inc. (Roche) in the U.S. District Court for the District of Massachusetts seeking a declaration that the Roche product CERA, which Roche has indicated it would seek to introduce into the United States, infringes a number of Amgen patents concerning EPO. Amgen licenses EPO for sale in the United States to Ortho Biotech (now COBI) for non-dialysis indications. Trial in this action concluded in October 2007 with a verdict in Amgen's favor, finding the patents valid and infringed. The judge issued a preliminary injunction blocking the CERA launch, and subsequently made the injunction permanent. The Federal Circuit upheld the entry of a permanent injunction. This matter has been settled pursuant to an agreement between the parties.

In February 2006, the Company received a subpoena from the U.S. Securities & Exchange Commission (SEC) requesting documents relating to the participation by several Johnson & Johnson subsidiaries in the United Nations Iraq Oil for Food Program. The subsidiaries are cooperating with the SEC and U.S. Department of Justice (DOJ) in producing responsive documents.

In February 2007, the Company voluntarily disclosed to the DOJ and the SEC that subsidiaries outside the United States are believed to have made improper payments in connection with the sale of medical devices in two small-market countries, which payments may fall within the jurisdiction of the Foreign Corrupt Practices Act (FCPA). In the course of continuing dialogues with the agencies, other issues potentially rising to the level of FCPA violations in additional markets have been brought to the attention of the agencies by the Company. The Company has provided and will continue to provide additional information to the DOJ and SEC, and will cooperate with the agencies' reviews of these matters. Law enforcement agencies of a number of other countries are also pursuing investigations of matters voluntarily disclosed by the Company to the DOJ and SEC. Discussions are underway in an effort to resolve these matters, and the Iraq Oil for Food matter referenced above, but whether agreement can be reached and on what terms is uncertain.

In March 2007, the Company received separate subpoenas from the U.S. Attorney's Office in Philadelphia, the U.S. Attorney's Office in Boston and the U.S. Attorney's Office in San Francisco. The subpoenas relate to investigations by these three offices referenced above concerning, respectively, sales and marketing of RISPERDAL® by Janssen (now OMJPI), TOPAMAX® by Ortho-McNeil (now OMJPI) and NATRECOR® by Scios. The subpoenas request information regarding the Company's corporate supervision and oversight of these three subsidiaries, including their sales and marketing of these drugs. The Company responded to these requests. In addition, the U.S. Attorney's Office in Boston has issued subpoenas for grand jury testimony to several employees of Johnson & Johnson.

In May 2007, the New York State Attorney General issued a subpoena seeking information relating to the marketing and safety of PROCRIT®. The Company is responding to these requests.

In April 2007, the Company received two subpoenas from the Office of the Attorney General of the State of Delaware. The subpoenas seek documents and information relating to nominal pricing agreements. For purposes of the subpoenas, nominal pricing agreements are defined as agreements under which the Company agreed to provide a pharmaceutical product for less than ten percent of the Average Manufacturer Price for the product. The Company responded to these requests.

In January 2008, the European Commission ("EC") began an industry-wide antitrust inquiry concerning competitive conditions within the pharmaceutical sector. Because this is a sector inquiry, it is not based on any specific allegation that the Company has violated EC competition law. The inquiry began with unannounced raids of a substantial number of pharmaceutical companies throughout Europe, including Johnson & Johnson affiliates. In March 2008, the EC issued detailed questionnaires to approximately 100 companies, including Johnson & Johnson affiliates. In November 2008, the EC issued a preliminary report summarizing its findings. The final report was issued on July 8, 2009.

In March 2008, the Company received a letter request from the Attorney General of the State of Michigan. The request seeks documents and information relating to nominal price transactions. The Company responded to the request and will cooperate with the inquiry.

In June 2008, the Company received a subpoena from the United States Attorney's Office for the District of Massachusetts relating to the marketing of biliary stents by the Company's Cordis subsidiary. Cordis is cooperating in responding to the subpoena.

In September 2008, Multilan AG (Multilan), an indirect subsidiary of Schering-Plough Corporation, commenced arbitration against Janssen Pharmaceutica NV for an alleged wrongful termination of an agreement relating to payments in connection with termination of certain marketing rights. Multilan seeks declaratory relief, specific performance and damages. This case was recently settled and a charge was recorded to other income (expense), net, in the fiscal fourth quarter of 2009.

In February 2009, Basilea Pharmaceutica AG (Basilea) brought an arbitration against the Company and various affiliates alleging that the Company breached the 2005 License Agreement for ceftobiprole by, among other things, failing to secure FDA approval of the cSSSI (skin) indication and allegedly failing to properly develop the pneumonia indication. Basilea is seeking to recover damages and a declaration that the Company materially breached the agreement. This matter has been scheduled for an arbitration hearing commencing in June 2010 followed by post-trial submissions.

In April 2009, the Company received a HIPPA subpoena from the U.S. Attorney's Office for the District of Massachusetts (Boston) seeking information regarding the Company's financial relationship with several psychiatrists. The Company is responding to this request.

In April 2009, Ortho-Clinical Diagnostics, Inc. (OCD) received a grand jury subpoena from the U.S. Department of Justice, Antitrust Division, requesting documents and information for the period beginning September 1, 2000 through the present, pertaining to an investigation of alleged violations of the antitrust laws in the blood reagents industry. The Company is in the process of complying with the subpoena. In the weeks following the public announcement that OCD had received a subpoena from the Antitrust Division, multiple class action complaints were filed. The various cases were consolidated for pre-trial purposes in the Eastern District of Pennsylvania.

In May 2009, the New Jersey Attorney General issued a subpoena to DePuy Orthopaedics, Inc., seeking information regarding the financial interest of clinical investigators who performed clinical studies for DePuy Orthopaedics, Inc. and DePuy Spine, Inc. The Company is responding to these requests.

In May 2009, COBI commenced an arbitration proceeding before the American Arbitration Association against Schering-Plough Corporation and its subsidiary Schering-Plough (Ireland) Company (collectively, Schering-Plough). COBI and Schering-Plough are parties to a series of agreements (the Distribution

Agreements) that grant Schering-Plough the exclusive right to distribute the drugs REMICADE® and SIMPONI™ worldwide, except within the United States, Japan, Taiwan, Indonesia, and the People's Republic of China (including Hong Kong) (the "Territory"). COBI distributes REMICADE® and SIMPONI™, the next generation treatment, within the United States. In the arbitration, COBI seeks a declaration that the agreement and merger between Merck & Co., Inc. (Merck) and Schering-Plough constitutes a change of control under the terms of the Distribution Agreements that permits COBI to terminate the Agreements. The termination of the Distribution Agreements would return to COBI the right to distribute REMICADE® and SIMPONI™ within the Territory. Schering-Plough has filed a response to COBI's arbitration demand that denies that it has undergone a change of control. The arbitrators have been selected and the matter will be proceeding to arbitration in late September 2010.

In December 2009, the State of Israel (Sheba Medical Center) filed a lawsuit against three Omrix entities. In the lawsuit, the State claimed that an employee of a government-owned hospital was the inventor on several patents related to fibrin glue technology, that he developed while he was a government employee. The State claims that he had no right to transfer any intellectual property to Omrix because it belongs to the State. The State is seeking damages plus royalty on QUIXIL™ and EVICEL™ or, alternatively, transfer of the patents to the State.

In recent years the Company has received numerous requests from a variety of United States Congressional Committees to produce information relevant to ongoing congressional inquiries. It is the Company's policy to cooperate with these inquiries by producing the requested information.

With respect to all the above matters, the Company and its subsidiaries are vigorously contesting the allegations asserted against them and otherwise pursuing defenses to maximize the prospect of success. The Company and its subsidiaries involved in these matters continually evaluate their strategies in managing these matters and, where appropriate, pursue settlements and other resolutions where those are in the best interest of the Company.

The Company is also involved in a number of other patent, trademark and other lawsuits incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial condition, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company's results of operations and cash flows for that period.

22. Restructuring

In the fourth quarter of 2009, the Company announced global restructuring initiatives designed to strengthen the Company's position as one of the world's leading global health care companies. This program will allow the Company to invest in new growth platforms; ensure the successful launch of its many new products and continued growth of its core businesses; and provide flexibility to adjust to the changed and evolving global environment.

During the fiscal fourth quarter of 2009, the Company recorded $1.2 billion in related pre-tax charges of which, approximately $830 million of the pre-tax restructuring charges are expected to require cash payments. The $1.2 billion of restructuring charges consists of severance costs of $748 million, asset write-offs of $362 million and $76 million related to leasehold and contract obligations. The $362 million of asset write-offs relate to inventory of $113 million (recorded in cost of products sold), property, plant and equipment of $107 million, intangible assets of $81 million and other assets of $61 million. Additionally, as part of this program the Company plans to eliminate approximately 7,500 positions of which approximately 700 have been eliminated since the restructuring was announced.

The following table summarizes the severance charges and the associated spending for the fiscal year ended 2009:

(Dollars in Millions)	Severance	Asset Write-Offs	Other	Total
2009 restructuring charge	$748	362	76	1,186
Current year activity	(62)	(149)	(28)	(239)
Reserve balance, January 3, 2010*	$686	213	48	947

Cash outlays for severance are expected to be substantially paid out over the next 12 to 18 months in accordance with the Company's plans and local laws.

For additional information on the restructuring as it relates to the segments, see Note 18.

In the third quarter of 2007, the Company announced restructuring initiatives in an effort to improve its overall cost structure. This action was taken to offset the anticipated negative impacts associated with generic competition in the Pharmaceutical segment and challenges in the drug-eluting stent market. The Company's Pharmaceuticals segment has reduced its cost base by consolidating certain operations, while continuing to invest in recently launched products and its late-stage pipeline of new products. The Cordis franchise has moved to a more integrated business model to address the market changes underway with drug-eluting stents and to better serve the broad spectrum of its patients' cardiovascular needs, while reducing its cost base. The Company accelerated steps to standardize and streamline certain aspects of its enterprise-wide functions such as human resources, finance and information technology to support growth across the business, while also leveraging its scale more effectively in areas such as procurement to benefit its operating companies. Additionally, as part of this program the Company eliminated approximately 4,600 positions.

The Company recorded $745 million in related pre-tax charges during the fiscal third quarter of 2007, of which, approximately $500 million of the pre-tax restructuring charges required cash payments. The $745 million of restructuring charges consists of severance costs of $450 million, asset write-offs of $272 million and $23 million related to leasehold obligations. The $272 million of asset write-offs relate to property, plant and equipment of $166 million, intangible assets of $48 million and other assets of $58 million. The restructuring initiative announced in 2007 has been completed.

23. Subsequent Events

On January 20, 2010, the Company completed the acquisition of Acclarent Inc. for a net purchase price of approximately $785 million. Acclarent Inc. is a medical technology company dedicated to designing, developing and commercializing devices that address conditions affecting the ear, nose and throat.

The Company has performed an evaluation of subsequent events through March 1, 2010, the date the Company issued these financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Johnson & Johnson:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of equity, and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its subsidiaries ("the Company") at January 3, 2010 and December 28, 2008, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 3, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying, "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the Consolidated Financial Statements, the Company changed the manner in which it accounts for business combinations in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
March 1, 2010

Management's Report on Internal Control Over Financial Reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of external financial statements in accordance with generally accepted accounting principles.

Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of January 3, 2010. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.

Based on the Company's processes and assessment, as described above, management has concluded that, as of January 3, 2010, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of January 3, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.



William C. Weldon
Chairman, Board of Directors,
and Chief Executive Officer



Dominic J. Caruso
Vice President, Finance,
and Chief Financial Officer

Summary of Operations and Statistical Data 1999-2009

(Dollars in Millions Except Per Share Figures)	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Sales to customer — U.S.	$30,889	32,309	32,444	29,775	28,377	27,770	25,274	22,455	19,825	17,316	15,532
Sales to customer — International	31,008	31,438	28,651	23,549	22,137	19,578	16,588	13,843	12,492	11,856	11,825
Total sales	61,897	63,747	61,095	53,324	50,514	47,348	41,862	36,298	32,317	29,172	27,357
Cost of products sold	18,447	18,511	17,751	15,057	14,010	13,474	12,231	10,498	9,622	8,987	8,559
Selling, marketing and administrative expenses	19,801	21,490	20,451	17,433	17,211	16,174	14,463	12,520	11,510	10,675	10,182
Research expense	6,986	7,577	7,680	7,125	6,462	5,344	4,834	4,094	3,704	3,186	2,821
Purchased in-process research and development	—	181	807	559	362	18	918	189	105	66	—
Interest income	(90)	(361)	(452)	(829)	(487)	(195)	(177)	(256)	(456)	(429)	(266)
Interest expense, net of portion capitalized	451	435	296	63	54	187	207	160	153	204	255
Other (income) expense, net	(526)	(1,015)	534	(671)	(214)	15	(385)	294	185	(94)	119
Restructuring	1,073	—	745	—	—	—	—	—	—	—	—
	46,142	46,818	47,812	38,737	37,398	35,017	32,091	27,499	24,823	22,595	21,670
Earnings before provision for taxes on income	15,755	16,929	13,283	14,587	13,116	12,331	9,771	8,799	7,494	6,577	5,687
Provision for taxes on income	3,489	3,980	2,707	3,534	3,056	4,151	2,923	2,522	2,089	1,813	1,554
Net earnings	12,266	12,949	10,576	11,053	10,060	8,180	6,848	6,277	5,405	4,764	4,133
Percent of sales to customers	19.8	20.3	17.3	20.7	19.9	17.3	16.4	17.3	16.7	16.3	15.1
Diluted net earnings per share of common stock	$ 4.40	4.57	3.63	3.73	3.35	2.74	2.29	2.06	1.75	1.55	1.34
Percent return on average shareholders' equity	26.4	30.2	25.6	28.3	28.2	27.3	27.1	26.4	24.0	25.3	26.0
Percent increase (decrease) over previous year:											
Sales to customers	(2.9)	4.3	14.6	5.6	6.7	13.1	15.3	12.3	10.8	6.6	14.9
Diluted net earnings per share	(3.7)	25.9	(2.7)	11.3	22.3	19.7	11.2	17.7	12.9	15.7	34.0
Supplementary expense data:											
Cost of materials and services[1]	$27,651	29,346	27,967	22,912	22,328	21,053	18,568	16,540	15,333	14,113	13,922
Total employment costs	14,587	14,523	14,571	13,444	12,364	11,581	10,542	8,942	8,153	7,376	6,727
Depreciation and amortization	2,774	2,832	2,777	2,177	2,093	2,124	1,869	1,662	1,605	1,592	1,510
Maintenance and repairs[2]	567	583	483	506	510	462	395	360	372	327	322
Total tax expense[3]	5,052	5,558	4,177	4,857	4,285	5,215	3,890	3,325	2,854	2,517	2,221
Supplementary balance sheet data:											
Property, plant and equipment, net	14,759	14,365	14,185	13,044	10,830	10,436	9,846	8,710	7,719	7,409	7,155
Additions to property, plant and equipment	2,365	3,066	2,942	2,666	2,632	2,175	2,262	2,099	1,731	1,689	1,822
Total assets	94,682	84,912	80,954	70,556	58,864	54,039	48,858	40,984	38,771	34,435	31,163
Long-term debt	8,223	8,120	7,074	2,014	2,017	2,565	2,955	2,022	2,217	3,163	3,429
Operating cash flow	16,571	14,972	15,022	14,248	11,799	11,089	10,571	8,135	8,781	6,889	5,913
Common stock information											
Dividends paid per share	$ 1.930	1.795	1.620	1.455	1.275	1.095	0.925	0.795	0.700	0.620	0.550
Shareholders' equity per share	$ 18.37	15.35	15.25	13.59	13.01	10.95	9.25	7.79	8.05	6.82	5.73
Market price per share (year-end close)	$ 64.41	58.56	67.38	66.02	60.10	63.42	50.62	53.11	59.86	52.53	46.63
Average shares outstanding (millions) — basic	2,759.5	2,802.5	2,882.9	2,936.4	2,973.9	2,968.4	2,968.1	2,998.3	3,033.8	2,993.5	2,978.2
— diluted	2,789.1	2,835.6	2,910.7	2,961.0	3,002.8	2,992.7	2,995.1	3,049.1	3,089.3	3,075.2	3,090.4
Employees (thousands)	115.5	118.7	119.2	122.2	115.6	109.9	110.6	108.3	101.8	100.9	99.8

[1] *Net of interest and other income.*

[2] *Also included in cost of materials and services category.*

[3] *Includes taxes on income, payroll, property and other business taxes.*

Shareholder Return Performance Graphs

Set forth below are line graphs comparing the cumulative total shareholder return on the Company's Common Stock for periods of five years and ten years ending December 31, 2009, against the cumulative total return of the Standard & Poor's 500 Stock Index, the Standard & Poor's Pharmaceutical Index and the Standard & Poor's Health Care Equipment Index. The graphs and tables assume that $100 was invested on December 31, 2004 and December 31, 1999 in each of the Company's Common Stock, the Standard & Poor's 500 Stock Index, the Standard & Poor's Pharmaceutical Index and the Standard & Poor's Health Care Equipment Index and that all dividends were reinvested.

5-Year Cumulative Total Shareholder Return
(2004-2009)

Johnson & Johnson

S&P 500 Index

S&P Pharmaceutical Index

S&P Health Care Equipment Index

5-Year C.A.G.R.

J&J	2.9%
S&P 500	0.4%
S&P Pharm	2.6%
S&P H/C Equip	0.4%



$130
$110
$90
$70
2004
2005
2006
2007
2008
2009

	2004	2005	2006	2007	2008	2009
Johnson & Johnson	$100.00	96.64	108.67	112.59	103.84	115.55
S&P 500 Index	$100.00	104.91	121.48	128.15	80.74	102.11
S&P Pharmaceutical Index	$100.00	96.64	111.96	117.17	95.85	113.68
S&P Health Care Equipment Index	$100.00	100.05	104.18	109.52	79.25	102.06

10-Year Cumulative Total Shareholder Return
(1999-2009)

Johnson & Johnson

S&P 500 Index

S&P Pharmaceutical Index

S&P Health Care Equipment Index

10-Year C.A.G.R.

J&J	5.4%
S&P 500	(0.9%)
S&P Pharm	0.6%
S&P H/C Equip	6.3%



$200
$150
$100
$50
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Johnson & Johnson	$100.00	114.20	130.20	119.94	117.41	146.95	142.02	159.69	165.46	152.60	169.81
S&P 500 Index	$100.00	90.92	80.11	62.41	80.31	89.04	93.42	108.17	114.11	71.89	90.92
S&P Pharmaceutical Index	$100.00	136.20	116.39	93.07	101.23	93.71	90.56	104.92	109.80	89.82	106.54
S&P Health Care Equipment Index	$100.00	146.64	139.21	121.61	160.57	180.84	180.93	188.39	198.06	143.31	184.56

Reconciliation of Non-GAAP Financial Measures

The tables below are provided to reconcile certain financial disclosures in the Letter to Shareholders, page 1.

(Dollars in Millions Except Per Share Data)	2009	2008	2007	'09 vs. '08 % Change	'08 vs. '07 % Change
Earnings before provision for taxes on income — as reported	$15,755	16,929	13,283	(6.9)%	27.4
Purchased in-process research & development (IPR&D)	—	181	807		
Net gain on fourth quarter litigation	(386)	(379)	—		
Restructuring expense	1,186	—	745		
NATRECOR® intangible asset write-down	—	—	678		
Earnings before provision for taxes on income — as adjusted	$16,555	16,731	15,513	(1.1)%	7.9
Net Earnings — as reported	$12,266	12,949	10,576	(5.3)%	22.4
Purchased in-process research & development (IPR&D)	—	181	807		
Net gain on fourth quarter litigation	(212)	(229)	—		
Restructuring expense	852	—	528		
NATRECOR® intangible asset write-down	—	—	441		
International tax gain on restructuring	—	—	(267)		
Net Earnings — as adjusted	$12,906	12,901	12,085	0.0%	6.8
Diluted net earnings per share — as reported	$ 4.40	4.57	3.63	(3.7)%	25.9
Purchased in-process research & development (IPR&D)	—	0.06	0.28		
Net gain on fourth quarter litigation	(0.08)	(0.08)	—		
Restructuring expense	0.31	—	0.18		
NATRECOR® intangible asset write-down	—	—	0.15		
International tax gain on restructuring	—	—	(0.09)		
Diluted net earnings per share — as adjusted	$ 4.63	4.55	4.15	1.8%	9.6

(Dollars in Millions)	2009	2008	2007	'09 vs. '08 % Change	'08 vs. '07 % Change
Net cash flows from operating activities	$16,571	14,972	15,022		
Additions to property, plant and equipment	(2,365)	(3,066)	(2,942)		
Free Cash Flow	$14,206	11,906	12,080	19.3	(1.4)

The Company believes investors gain additional perspective of underlying business trends and results by providing free cash flow, a measure of earnings before tax, net earnings and diluted net earnings per share that excludes IPR&D charges and other special items in order to evaluate ongoing business operations. These non-GAAP financial measures should not be considered replacements for, and should be read together with, the most comparable GAAP financial measures.

At Johnson & Johnson, we know that even small steps make an impact.

By switching to

e-delivery

and reducing the amount of printed shareholder materials you receive, you can help do your part to protect the environment.

See reverse side for easy-to-follow directions.

E-Delivery

The people at Johnson & Johnson are dedicated to improving the health and well-being of people everywhere. To fulfill this goal, we must protect the environments in which we work and live.

A healthy planet and a healthy community go hand in hand. With this in mind, we now offer electronic versions of all our company publications including the annual report.

You can do your part as well.
By reducing the amount of printed shareholder materials you receive, you can help protect the environment while quickly receiving important shareholder documents. In addition, reducing the printing and mailing costs associated with more traditional delivery methods allows us to control expenses in the interest of delivering more value for all our shareholders.

Registered Shareholders

(you are a holder of record through Computershare)
Registered Johnson & Johnson shareholders can sign up for electronic delivery of our reports and publications.
Please go to:

www.computershare-na.com/green
or contact our transfer agent, Computershare, at
1-800-328-9033.

Beneficial Shareholders

(you own shares through a broker/bank)
Beneficial Johnson & Johnson shareholders can register for online delivery of materials by going to:

http://enroll.icsdelivery.com/jnj

Go to www.investor.jnj.com/library to see other financial documents and publications that can be electronically downloaded.

The ability to make a difference is in your hands.

PRINCIPAL OFFICE
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
(732) 524-0400

ANNUAL MEETING
The Annual Meeting of Shareholders will take place April 22, 2010, at the Hyatt Regency New Brunswick, 2 Albany Street, New Brunswick, New Jersey. The meeting will convene at 10 a.m. All shareholders are cordially invited to attend. A formal Notice of Meeting, Proxy Statement and Proxy have been sent to shareholders.

CORPORATE GOVERNANCE
Copies of the Company's 2009 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K to the Securities and Exchange Commission, Proxy Statement, and this Annual Report are available online at www.investor.jnj.com/sec-filings.cfm, or to shareholders without charge upon written request to the Secretary at the Company's principal address or by calling (800) 950-5089.

In addition, on the Company's Corporate Governance web site at www.investor.jnj.com/governance.cfm, shareholders can view the Company's Principles of Corporate Governance, Charters of the Audit Committee, Compensation & Benefits Committee and Nominating & Corporate Governance Committee, Policy on Business Conduct for Employees and Code of Business Conduct & Ethics for Members of the Board of Directors and Executive Officers. Copies of these documents are available to shareholders without charge upon written request to the Secretary at the Company's principal address.

The Company is required to file as an Exhibit to its Form 10-K for each fiscal year certifications under Section 302 of the Sarbanes-Oxley Act signed by the Chief Executive Officer and the Chief Financial Officer. In addition, the Company is required to submit a certification signed by the Chief Executive Officer to the New York Stock Exchange within 30 days following the Annual Meeting of Shareholders. Copies of the certifications filed for previous years are posted on the Company's Corporate Governance web site, and future certifications will be posted promptly upon filing.

COMMON STOCK
Listed on New York Stock Exchange
Stock Symbol JNJ

SHAREHOLDER RELATIONS CONTACT
Steven M. Rosenberg
Corporate Secretary
(732) 524-2455

INVESTOR RELATIONS CONTACT
Louise Mehrotra
Vice President, Investor Relations
(800) 950-5089
(732) 524-6492

TRANSFER AGENT AND REGISTRAR
Questions regarding stock holdings, certificate replacement/transfer, dividends and address changes should be directed to:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
(800) 328-9033 or
(781) 575-2718 (outside the U.S.)
www.computershare.com

The paper used in this publication is made from 30% and 100% post-consumer recycled fiber, is Forest Stewardship Council certified for chain of custody and was manufactured with green energy credits for purchase of electricity generated from renewable-energy sources such as wind and low-impact hydro resources.


Mixed Sources
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DIVIDEND REINVESTMENT PLAN
The Plan allows for full or partial dividend reinvestment, and additional monthly cash investments up to $50,000 per year, in Johnson & Johnson common stock without brokerage commissions or service charges on stock purchases. If you are interested in participating in the Plan and need an authorization form and/or more information, please call Computershare Trust Company, N.A. at (800) 328-9033 or (781) 575-2718 (outside the U.S.).

HEARING IMPAIRED
Shareholders who have inquiries regarding stock-related matters can communicate directly with Computershare Trust Company, N.A. via a telecommunications device (TDD). The telephone number for this service is (800) 952-9245 or (781) 575-2692 (outside the U.S.).

Registered shareholders who wish to receive electronic notice of online access to future annual reports and proxy materials instead of paper copies may register online: www.computershare-na.com/green

Beneficial Johnson & Johnson shareholders (you own shares through a broker or bank) can register for online delivery of materials by going to: http://enroll.icsdelivery.com/jnj

JOHNSON & JOHNSON ON THE WEB
Company website: www.jnj.com

Online annual report: www.investor.jnj.com/ 2009annualreport

Company blog: www.jnjbtw.com

Johnson & Johnson history blog: www.kilmerhouse.com

Facebook: Follow the Johnson & Johnson Network

Twitter: @JNJComm

YouTube: www.youtube.com/JNJhealth

THE FOLLOWING TRADEMARKS AND TRADE NAMES OF JOHNSON & JOHNSON AND ITS AFFILIATED COMPANIES APPEAR IN THIS REPORT:
1-DAY ACUVUE TRUEYE, ACCLARENT, ACIPHEX/PARIET, ACTIVE NATURALS, ACTIVE NATURALS INSTITUTE, ACTIVE PHOTOBARRIER COMPLEX, ACUVUE TRUEYE, AVEENO, BIOSENSE WEBSTER, BX VELOCITY, CARTO, CELLSEARCH, CENTOCOR ORTHO BIOTECH, CENTOCOR RESEARCH & DEVELOPMENT, CHARITÉ, CLEAN & CLEAR, CONCERTA, CORDIS, COUGAR BIOTECHNOLOGY, CYPHER, DEPUY, DEPUY INSTITUTE, DEPUY ORTHOPAEDICS, DABAO, DIABETES CARE INSTITUTE, DURAGESIC, EARTHWARDS, ENSEAL, ETHICON, ETHICON ENDO-SURGERY, EVICEL, FEVERFEW PFE, FINSBURY ORTHOPAEDICS, FLEX HD, GLOSTER EUROPE, HARMONIC, HELIOPLEX, INTELENCE, INVEGA, INVEGA SUSTENNA, JANSSEN ALZHEIMER IMMUNOTHERAPY, JANSSEN-CILAG, JOHNSON & JOHNSON, JOHNSON & JOHNSON CONSUMER GROUP OF COMPANIES, JOHNSON & JOHNSON DIABETES INSTITUTE, JOHNSON & JOHNSON PHARMACEUTICAL RESEARCH & DEVELOPMENT, JOHNSON'S, LE PETIT MARSEILLAIS, LEVAQUIN/FLOXIN, LIFESCAN, LISTERINE, MCNEIL NUTRITIONALS, MEMORYGEL, MENTOR, NATRECOR, NEUTROGENA, NUCYNTA, OASYS, ORTHO-CLINICAL DIAGNOSTICS, ORTHO EVRA, ORTHO TRI-CYCLEN LO, PINNACLE COMPLETE, PREZISTA, PRILIGY, PROCRIT/EPREX, PROPULSID, QUIXIL, RAZADYNE, REACH, REALIZE, REMICADE, REOPRO, RISPERDAL, RISPERDAL CONSTA, ROC, SEDASYS, SILENT, SIMPONI, SKIN ID, SPLENDA, STELARA, SUN CRYSTALS, SURGIFLO, TIBOTEC, TIBOTEC PHARMACEUTICALS, TIBOTEC-VIRCO VIROLOGY BVBA, TOPAMAX, TRU-VU, ULTRAM ER, VANIA EXPANSION, VERIDEX, THE VISION CARE INSTITUTE, XIAN-JANSSEN PHARMACEUTICAL

THE FOLLOWING TRADEMARKS AND TRADE NAMES OF OTHER COMPANIES ALSO APPEAR IN THIS REPORT:
Academy for Educational Development, American Academy of Dermatology, American Society of Plastic Surgeons, Bayer HealthCare AG (rivaroxaban), Children Without Worms, Cleveland Clinic, Crucell, Elan, Forest Stewardship Council, Gilead Sciences, Global Alliance for TB Drug Development, Good Housekeeping, Grünenthal, Mayo Clinic, Memorial Sloan-Kettering Cancer Center, Merck & Co., Mitsubishi Tanabe Pharma, National Children's Oral Health Foundation, Pfizer, Prix Galien, Royal Marsden Hospital, Siemens Healthcare Diagnostics, Task Force for Global Health, TerraCycle, Tianjin Medical University Cancer Hospital, U.S. Agency for International Development, U.S. Food and Drug Administration, Velcade (Millennium: The Takeda Oncology Company), World Wildlife Fund

[1] NUCYNTA® is co-developed with Grünenthal GmbH.
[2] Centocor Ortho Biotech, Inc. has marketing rights for REMICADE® in the U.S., while Xian-Janssen Pharmaceutical, Ltd. markets the product in China and Janssen-Cilag in Hong Kong. Distribution agreements are in place with Merck & Co., Inc. and Mitsubishi Tanabe Pharma Corporation in other markets throughout the world.

OUR CREDO

We believe our first responsibility is to the doctors, nurses and patients, to mothers and fathers and all others who use our products and services. In meeting their needs, everything we do must be of high quality. We must constantly strive to reduce our costs in order to maintain reasonable prices. Customers' orders must be serviced promptly and accurately. Our suppliers and distributors must have an opportunity to make a fair profit.

We are responsible to our employees, the men and women who work with us throughout the world. Everyone must be considered as an individual. We must respect their dignity and recognize their merit. They must have a sense of security in their jobs. Compensation must be fair and adequate, and working conditions clean, orderly and safe. We must be mindful of ways to help our employees fulfill their family responsibilities. Employees must feel free to make suggestions and complaints. There must be equal opportunity for employment, development and advancement for those qualified. We must provide competent management, and their actions must be just and ethical.

We are responsible to the communities in which we live and work and to the world community as well. We must be good citizens—support good works and charities and bear our fair share of taxes. We must encourage civic improvements and better health and education. We must maintain in good order the property we are privileged to use, protecting the environment and natural resources.

Our final responsibility is to our stockholders. Business must make a sound profit. We must experiment with new ideas. Research must be carried on, innovative programs developed and mistakes paid for. New equipment must be purchased, new facilities provided and new products launched. Reserves must be created to provide for adverse times. When we operate according to these principles, the stockholders should realize a fair return.

Johnson & Johnson

